                                                Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-110035
PROSPECTUS

                               [HALLIBURTON LOGO]

                                 $1,200,000,000

                              HALLIBURTON COMPANY
               3 1/8% CONVERTIBLE SENIOR NOTES DUE JULY 15, 2023
                                      AND
               COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     This prospectus relates to $1,200,000,000 aggregate principal amount of our 3 1/8% Convertible Senior Notes due July 15, 2023. We originally issued and sold the notes to Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., ABN AMRO Incorporated, HSBC and The Royal Bank of Scotland plc in a private placement in June 2003. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes.

     We will pay interest on the notes on January 15 and July 15 of each year. The first interest payment was made on January 15, 2004. The notes are not guaranteed by any of our subsidiaries.

     The notes will mature on July 15, 2023. Holders may convert the notes into shares of our common stock (unless earlier redeemed or repurchased by us) under the following circumstances: (1) if the price of our common stock issuable upon conversion of the notes reaches specified thresholds described in this prospectus, (2) if we call the notes for redemption, (3) upon the occurrence of specified corporate transactions described in this prospectus or (4) if the credit ratings assigned to the notes decline below the levels described in this prospectus. Upon conversion, we will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. The initial conversion rate is 26.5583 shares of common stock per each $1,000 principal amount of notes. This is equivalent to an initial conversion price of $37.65 per share. Our common stock is listed on the New York Stock Exchange and the Swiss Exchange under the symbol "HAL". On February 5, 2004, the closing price for our common stock on the New York Stock Exchange was $29.40 per share.

     The notes trade in the Private Offerings, Resales and Trading through Automatic Linkages Market commonly referred to as the Portal Market; however, the notes resold pursuant to this prospectus will no longer trade in the Portal Market.

     On or after July 15, 2008, we have the option to redeem all or a portion of the notes that have not been previously converted or repurchased at the redemption prices set forth in this prospectus. You have the option, subject to certain conditions, to require us to repurchase any notes held by you on July 15, 2008, July 15, 2013 and July 15, 2018 or, prior to July 15, 2008, upon a fundamental change as described in this prospectus, at a price equal to 100% of the principal amount of the notes plus accrued interest and additional amounts owed, if any, to the date of repurchase.

     The notes are our senior unsecured obligations and rank equally with all our other existing and future senior unsecured indebtedness. The notes are evidenced by global notes deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus, beneficial interests in a global note is shown on, and transfers thereon will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

     INVESTING IN THE NOTES AND THE COMMON STOCK ISSUABLE UPON THEIR CONVERSION INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 12.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is February 9, 2004.

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANY PERSON (INCLUDING ANY SALESMAN OR BROKER) TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT OF THAT DOCUMENT AND THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Forward-Looking Statements..................................     i
Where You Can Find More Information.........................    ii
Prospectus Summary..........................................     1
Risk Factors................................................    12
Use of Proceeds.............................................    36
Price Range of Common Stock and Dividend Policy.............    36
Description of Selected Settlement-Related Indebtedness.....    37
Description of Notes........................................    43
Registration Rights Agreement...............................    65
Description of Capital Stock................................    67
Selling Securityholders.....................................    72
Material United States Federal Income Tax Consequences......    80
Certain ERISA Considerations................................    87
Plan of Distribution........................................    89
Legal Matters...............................................    91
Experts.....................................................    91

                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Forward-looking information is based on projections and estimates, not historical information. Some statements in this prospectus and the documents incorporated by reference herein are forward-looking and use words like "may," "may not," "believe," "do not believe," "expect," "do not expect," "plan," "does not plan," "anticipate," "do not anticipate," and other expressions. We may also provide oral or written forward-looking information in other materials we release to the public. Forward-looking information involves risks and uncertainties and reflects our best judgment based on current information. Our results of operations can be affected by inaccurate assumptions we make or by known or unknown risks and uncertainties. In addition, other factors may affect the accuracy of our forward-looking information. As a result, the accuracy of our forward-looking information cannot be guaranteed. Actual events and the results of operations may vary materially.

     While it is not possible to identify all factors, we continue to face many risks and uncertainties that could cause actual results to differ from our forward-looking statements, including the risks described in "Risk Factors" and in our Annual Report on Form 10-K, as amended by Form 10-K/A filed on January 15, 2004, for the year ended December 31, 2002, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, as amended by Form 10-Q/A filed on January 15, 2004, June 30, 2003 and September 30, 2003 and our Current Report on Form 8-K filed on October 28, 2003.

     In addition, future trends for pricing, margins, revenues and profitability remain difficult to predict in the industries we serve. We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events or for any other reason. You should review any additional disclosures we make in our press releases and our reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC. We also suggest that you listen to our quarterly earnings release conference calls with financial analysts.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which we file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also can obtain additional information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov, and our electronic SEC filings are also available from our web site at www.halliburton.com. Information contained on Halliburton's web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The following documents are incorporated into this prospectus by this reference. They disclose important information that each holder should consider when deciding whether to execute the letter of transmittal and consent.

     - Our Annual Report on Form 10-K, as amended by Form 10-K/A filed on January 15, 2004, for the year ended December 31, 2002;

     - Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2003, as amended by Form 10-Q/A filed on January 15, 2004, June 30, 2003 and September 30, 2003;

     - Our Current Report on Form 8-K filed on October 28, 2003; and

     - The description of our common stock (including the related preferred share purchase rights) contained in our Form 8-B filed December 12, 1996, as we may update that description from time to time.

     All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference in this prospectus. Information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC prior to the termination of the offering will automatically update and supersede this information.

     We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to:

                              Halliburton Company
                           1401 McKinney, Suite 2400
                              Houston, Texas 77010
                      Attention: Albert O. Cornelison, Jr.
                  Executive Vice President and General Counsel
                           Telephone: (713) 759-2600

                               PROSPECTUS SUMMARY

     The following summary should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this prospectus and the documents we incorporate by reference to fully understand the terms of the notes as well as the tax and other considerations that are important to you in making a decision about whether to invest in the notes and the common stock issuable upon their conversion. In this prospectus, we refer to Halliburton Company and its subsidiaries as "we," "us," "our" or "Halliburton," unless we specifically indicate otherwise or the context clearly indicates otherwise.

                              HALLIBURTON COMPANY

GENERAL DESCRIPTION OF BUSINESS

     We are one of the world's largest oilfield services companies and a leading provider of engineering and construction services. We had total revenues for the year ended December 31, 2002 of approximately $12.6 billion, and total revenues for the nine months ended September 30, 2003 of approximately $10.8 billion.

     We have five business segments that are organized around how we manage our business: Drilling and Formation Evaluation, Fluids, Production Optimization, Landmark and Other Energy Services and the Engineering and Construction Group. We have been reporting these five segments since the second quarter of 2003. We sometimes refer to the combination of the Drilling and Formation Evaluation, Fluids, Production Optimization and Landmark and Other Energy Services segments as the Energy Services Group. Through our Energy Services Group, we provide a comprehensive range of discrete and integrated products and services for the exploration, development and production of oil and gas. We serve major national and independent oil and gas companies throughout the world. Our Engineering and Construction Group (known as KBR) provides a wide range of services to energy and industrial customers and governmental entities worldwide.

  DRILLING AND FORMATION EVALUATION

     Our Drilling and Formation Evaluation segment is primarily involved in drilling and evaluating the formations related to bore-hole construction and initial oil and gas formation evaluation. The products and services in this segment incorporate integrated technologies, which offer synergies related to drilling activities and data gathering. The segment consists of drilling services, including directional drilling and measurement-while-drilling/logging-while-drilling; logging services; and drill bits. Included in this business segment are Sperry-Sun, logging and perforating and Security DBS. Also included is our Mono Pumps business, which we disposed of in the first quarter of 2003.

  FLUIDS

     Our Fluids segment focuses on fluid management and technologies to assist in the drilling and construction of oil and gas wells. Drilling fluids are used to provide for well control, drilling efficiency, and as a means of removing wellbore cuttings. Cementing services provide zonal isolation to prevent fluid movement between formations, ensure a bond to provide support for the casing, and provide wellbore reliability. Our Baroid and cementing product lines, along with our equity method investment in Enventure Global Technology, LLC, an expandable casing joint venture, are included in this segment.

  PRODUCTION OPTIMIZATION

     Our Production Optimization segment primarily tests, measures and provides means to manage and/or improve well production once a well is drilled and, in some cases, after it has been producing. This segment consists of:

     - production enhancement services (including fracturing, acidizing, coiled tubing, hydraulic workover, sand control and pipeline and process services);

     - completion products and services (including well completion equipment, slickline and safety systems);

     - tools and testing services (including underbalanced applications, tubing-conveyed perforating and testing services); and

     - subsea operations conducted in our 50% owned company, Subsea 7, Inc.

  LANDMARK AND OTHER ENERGY SERVICES

     Our Landmark and Other Energy Services segment provides integrated exploration and production software information systems, consulting services, real-time operations, smartwells and other integrated solutions. Included in this business segment are Landmark Graphics, integrated solutions, Real Time Operations and our equity method investment in WellDynamics B.V., an intelligent well completions joint venture. Also included are Wellstream, Bredero-Shaw and European Marine Contractors Ltd., all of which have been sold.

  ENGINEERING AND CONSTRUCTION GROUP

     Our Engineering and Construction Group provides engineering, procurement, construction, project management and facilities operation and maintenance for oil and gas and other industrial and governmental customers. Our Engineering and Construction Group offers:

     - onshore engineering and construction activities, including engineering and construction of liquefied natural gas, ammonia and crude oil refineries and natural gas plants;

     - offshore deepwater engineering and marine technology and worldwide construction capabilities;

     - government operations, construction, maintenance and logistics activities for government facilities and installations;

     - plant operations, maintenance and start-up services for both upstream and downstream oil, gas and petrochemical facilities as well as operations, maintenance and logistics services for the power, commercial and industrial markets; and

     - civil engineering, consulting and project management services.

PROPOSED SETTLEMENT

     As contemplated by our proposed settlement of asbestos and silica personal injury claims, DII Industries, LLC, Kellogg Brown & Root Inc. and our other affected subsidiaries filed Chapter 11 proceedings on December 16, 2003 in bankruptcy court in Pittsburgh, Pennsylvania. The cases have been assigned to the Honorable Judith K. Fitzgerald. The bankruptcy court has scheduled a hearing on confirmation of the proposed plan of reorganization for May 10 through 12, 2004. The affected subsidiaries will continue to be wholly owned by Halliburton Company and will continue their normal operations. None of Halliburton Company, Halliburton's Energy Services Group or Kellogg Brown & Root's government services businesses are included in the Chapter 11 filing.

     Prior to proceeding with the Chapter 11 filing, the affected subsidiaries solicited acceptances from known present asbestos and silica claimants to a proposed plan of reorganization. Valid votes were received from over 386,000 asbestos claimants and over 21,000 silica claimants, representing substantially all known claimants. Of the votes validly cast, over 97% of voting asbestos claimants and over 99% of voting silica claimants voted to accept the proposed plan of reorganization, meeting the voting requirements of Chapter 11 of the U.S. Bankruptcy Code for approval of the proposed plan. The proposed plan of reorganization on which the claimants voted was filed as part of the Chapter 11 proceedings.

     The proposed plan of reorganization provides that, if and when an order confirming the proposed plan of reorganization becomes final and non-appealable:

     - up to $2.775 billion in cash, 59.5 million Halliburton shares (valued at approximately $1.5 billion using a stock price of $24.87 per share, which is based on an average trading price immediately prior to the filing of the Chapter 11 proceedings) and notes with a face value totaling $157.0 million will be contributed to trusts for the benefit of current and future asbestos and silica personal injury claimants; and

     - the trust for asbestos claimants will receive a payment equal to the amount of insurance recoveries received if and to the extent aggregate recoveries exceed $2.3 billion, subject to a cap of $700.0 million to be paid to the trust out of insurance recoveries.

     As a result of the filing of the Chapter 11 proceedings, we increased our accrual for current and future asbestos and silica claims to reflect the full amount of the proposed settlement, which, together with related expenses, resulted in a before and after tax charge of approximately $1.1 billion in the fourth quarter of 2003. The tax effect on this charge was minimal, as a valuation allowance was established for the net operating loss carryforward created by the charge. We will reclassify a portion of our asbestos and silica related liabilities from long-term to short-term, resulting in an increase of short-term liabilities by approximately $2.464 billion (which represents the cash portion of the settlement less the $311.0 million we paid in December
2003), because we believe we will be required to fund the remainder of the cash portion of the settlement within one year.

     In connection with reaching an agreement with representatives of asbestos and silica claimants to limit the cash required to settle pending claims to $2.775 billion, DII Industries paid $311.0 million of the $2.775 billion cash amount prior to the Chapter 11 filing. This payment was made on December 16, 2003. Halliburton also agreed to guarantee the payment of an additional $160.0 million of the original $2.775 billion cash amount, which must be paid on the earlier to occur of (a) June 17, 2004 and (b) the date on which an order confirming the proposed plan of reorganization becomes final and non-appealable.

OTHER RECENT DEVELOPMENTS

  SEGMENT REPORTING

     As described above in "-- General Description of Business," since the second quarter of 2003 we have been reporting, and will continue to report, the following five segments:

     - Drilling and Formation Evaluation;

     - Fluids;

     - Production Optimization;

     - Landmark and Other Energy Services; and

     - Engineering and Construction Group.

Our current report on Form 8-K filed on October 28, 2003 contains information on our current five segments as of and for the years ended December 31, 2000, 2001 and 2002.

     On January 15, 2004, we amended the segment presentation in our Form 10-K for the year ended December 31, 2002 and in our Form 10-Q for the quarter ended March 31, 2003 to reflect eight segments. The eight segments are: Pressure Pumping, Drilling and Formation Evaluation, Other Energy Services, Onshore Operations, Offshore Operations, Government Operations, Operations and Maintenance Services, and Infrastructure Operations. In our annual report on Form 10-K for the year ended December 31, 2002 filed on March 28, 2003 and our quarterly report on Form 10-Q for the quarter ended March 31, 2003 filed on May 7, 2003, we reported two segments: the Energy Services Group and the Engineering and Construction Group. However, as described above, our current report on Form 8-K filed on October 28, 2003 reflects the five segments we currently report and will continue to report.

  ANGLO-DUTCH (TENGE) LITIGATION

     As we reported in our quarterly report on Form 10-Q for the quarter ended September 30, 2003, on October 24, 2003, a jury in the 61st District Court of Harris County, Texas returned a verdict finding Halliburton Energy Services, Inc. liable to Anglo-Dutch (Tenge) L.L.C. and Anglo-Dutch Petroleum International, Inc. for breaching a confidentiality agreement related to an investment opportunity we considered in the late 1990s in an oil field in the former Soviet Republic of Kazakhstan. The jury awarded $70.4 million to Anglo-Dutch (Tenge) and Anglo-Dutch Petroleum International. On January 21, 2004, the District Court judge upheld this verdict and awarded an additional $9.8 million in attorney's fees and $25.9 million in pre-judgment interest on all damages, bringing the total judgment to $106.1 million. In January 2004, we posted security in the amount of $25.0 million in order to postpone execution on the judgment until after all appeals have been exhausted. We intend to vigorously prosecute our appeals. A charge in the amount of $77.0 million was recorded in the third quarter of 2003 related to this matter in our Landmark and Other Energy Services segment. No additional charge is being recorded at this time as a result of the judgment.

  SENIOR NOTES OFFERING

     On January 26, 2004, we issued $500.0 million aggregate principal amount of senior notes due 2007 bearing interest at a floating rate equal to three-month LIBOR plus 0.75%. If the proposed settlement is consummated, we intend to use a substantial portion of the $497.4 million of net proceeds from this offering to contribute to the trusts for the benefit of the asbestos and silica claimants. The net proceeds may also be used for general corporate purposes, which may include repayment of debt, acquisitions, loans and advances to, and investments in, our subsidiaries to provide funds for working capital and capital expenditures. The senior notes were offered only to qualified institutional buyers and other eligible purchasers in a private placement offering. The notes are not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

  SETTLEMENT OF ASBESTOS INSURANCE CLAIMS

     On January 28, 2004, we announced that we reached a comprehensive agreement with Equitas to settle our insurance claims against certain Underwriters at Lloyd's of London, reinsured by Equitas. The settlement will resolve all asbestos-related claims made against Lloyd's Underwriters by us and by each of our subsidiary and affiliated companies, including DII Industries, Kellogg Brown & Root and their subsidiaries that have filed Chapter 11 bankruptcy proceedings as part of our proposed asbestos and silica settlement. Our claims against our London Market Company Insurers are not affected by this settlement. Provided that there is final confirmation of the plan of reorganization in the Chapter 11 bankruptcy proceeding and the current U.S. Congress does not pass national asbestos litigation reform legislation, we will be paid a total of $575.0 million. The first payment of $500.0 million will occur within 15 working days of the later of (1) January 5, 2005 and (2) the date on which the order of the bankruptcy court confirming DII Industries' plan of reorganization becomes final. A second payment of $75.0 million will be made eighteen months after the first payment.

  FOURTH QUARTER RESULTS (UNAUDITED)

     On January 29, 2004, we announced fourth quarter 2003 results. Fourth quarter 2003 income from continuing operations was $146.0 million, or $0.34 per diluted share. The net loss for the fourth quarter of 2003 was $947.0 million, or $2.17 per diluted share, and includes a net loss from discontinued operations of $1.1 billion, or $2.51 per diluted share, for the proposed asbestos and silica settlement. Our revenues were $5.5 billion in the fourth quarter of 2003, up 63% from the fourth quarter 2002. This increase is largely attributable to additional activity on government services projects in the Middle East in the Engineering and Construction Group. Our operating income was $303.0 million in the fourth quarter of 2003 compared to a $21.0 million loss in the fourth quarter 2002. Fourth quarter 2002 results included a $234.0 million loss related to the proposed asbestos and silica settlement and $29.0 million in restructuring charges.

                             ---------------------

     We are a Delaware corporation. Our principal executive offices are located at 1401 McKinney, Suite 2400, Houston, Texas 77010, and our telephone number at that address is (713) 759-2600.

                                  THE OFFERING

Issuer........................   Halliburton Company.

Securities Offered............   $1,200,000,000 principal amount of 3 1/8%
                                 Convertible Senior Notes due July 15, 2023.

Maturity Date.................   July 15, 2023.

Interest Payment Dates........   January 15 and July 15 of each year, beginning
                                 January 15, 2004.

Conversion Rights.............   You may convert your notes into shares of our
                                 common stock (unless earlier redeemed or repurchased) under any of the following circumstances:

                                 (1) during any calendar quarter (and only
                                     during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the conversion price per share of our common stock on such last trading day;

                                 (2) if the notes have been called for
                                     redemption;

                                 (3) upon the occurrence of specified corporate
                                     transactions described under "Description of Notes -- Conversion of
                                     Notes -- Conversion Upon Specified
                                     Corporate Transactions;" or

                                 (4) during any period in which the credit
                                     ratings assigned to the notes by both
                                     Moody's and Standard & Poor's are lower
                                     than Ba1 and BB+, respectively, or the
                                     notes are no longer rated by at least one of these rating services or their successors.

                                 For each $1,000 principal amount of notes surrendered for conversion, you initially will be entitled to receive 26.5583 shares of our common stock. This represents an initial conversion price of $37.65 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons. Except as otherwise described in this prospectus, you will not receive any cash payment representing accrued and unpaid interest upon conversion of a note; however, we will continue to pay additional amounts, if any, on the notes and the common stock issuable upon conversion thereof to the holder in accordance with the registration rights agreement. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.

                                 Upon conversion, we will have a right to deliver, in lieu of shares of our common stock, cash or a combination of cash and common stock.

                                 For more information, see "Description of Notes -- Conversion of Notes."

Optional Redemption...........   Prior to July 15, 2008, the notes will not be
                                 redeemable. On or after July 15, 2008, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days' notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest and additional amounts owed, if any, to the redemption date. See "Description of
                                 Notes -- Optional Redemption."

Purchase of Notes by Us at the
Option of the Holder..........   Holders have the right to require us to
                                 purchase all or any portion of the notes for cash on July 15, 2008, July 15, 2013 and July
                                 15, 2018. In each case, we will pay a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest and additional amounts owed, if any, to the purchase date. See "Description of Notes -- Purchase of Notes by Us at the Option of the Holder."

Fundamental Change............   If we undergo a Fundamental Change (as defined
                                 under "Description of Notes -- Fundamental
                                 Change Requires Purchase of Notes by Us at the
                                 Option of the Holder") prior to July 15, 2008, holders will have the right, at their option, to require us to purchase any or all of their notes for cash, or any portion of the principal amount thereof. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest and additional amounts owed, if any, to the Fundamental Change purchase date.
                                 See "Description of Notes -- Fundamental Change
                                 Requires Purchase of Notes by Us at the Option of the Holder."

Covenants.....................   The notes were issued under an indenture
                                 containing covenants for your benefit. Among other things, these covenants restrict our ability to incur indebtedness secured by liens under specified circumstances without equally and ratably securing the notes.

Ranking.......................   The notes are our general, senior unsecured
                                 indebtedness and rank equally with all of our existing and future senior unsecured indebtedness. The notes effectively rank junior to any existing or future secured indebtedness, unless and to the extent the notes are entitled to be equally and ratably secured. As of the date of this prospectus, we had no outstanding advances under our new master letter of credit facility and our new revolving credit facility described below and no other outstanding secured indebtedness. In addition, the notes are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. At September 30, 2003, the aggregate indebtedness of our subsidiaries was approximately $402.0 million, and other liabilities of our subsidiaries, including trade payables, accrued compensation, advanced billings, income taxes payable and other liabilities (other than asbestos and intercompany liabilities) were approximately $4.3 billion, and accrued asbestos liabilities were approximately $3.4 billion. Subsequent to September 30, 2003, we completed an exchange offer in which we issued approximately $294.0 million of our new 7.6% debentures due 2096 in exchange for a like amount of outstanding 7.60% debentures due 2096 of DII Industries, which reduced the aggregate indebtedness of our subsidiaries to approximately $108.0 million.

                                 Subsequent to September 30, 2003, we entered into (1) a delayed-draw term facility for up to $1.0 billion, which has been reduced to approximately $500.0 million by the net proceeds of our recent issuance of senior notes due 2007 and is subject to further reduction, to be available for cash funding of the trusts for the benefit of asbestos and silica claimants; (2) a master letter of credit facility intended to ensure that existing letters of credit supporting our contracts remain in place during the Chapter 11 filing; and (3) a $700.0 million three-year revolving credit facility for general working capital purposes. Although the master letter of credit facility and the $700.0 million revolving credit facility are now effective, there are a number of conditions precedent that must be met before the delayed-draw term facility will become effective and available for our use, including bankruptcy court approval and federal district court confirmation of the plan of reorganization. See "Description of Selected Settlement-Related Indebtedness." The terms of the notes and the terms of the new credit facilities provide that the notes offered hereby and certain of our outstanding debt securities will share in collateral pledged to secure borrowings under the new credit facilities if and when the total of all our Secured Debt (as defined in the notes) exceeds 5% of the consolidated net tangible assets of Halliburton and its subsidiaries. The terms of the new credit facilities limit to $950.0 million the amount of indebtedness we can issue after October 31, 2003 that would be equally and ratably secured with indebtedness under the new credit facilities. On January 26, 2004, we issued $500.0 million aggregate principal amount of senior notes due 2007, reducing this amount to $450.0 million. The new credit facilities also provide that the collateral pledged to secure borrowings under the new credit facilities will be released after (1) completion of the Chapter 11 plan of reorganization of DII Industries, Kellogg Brown & Root and our other affected subsidiaries which is being used to implement the proposed settlement, and (2) satisfaction of the other conditions described in "Description of Selected Settlement-Related
                                 Indebtedness -- Conditions to Release of
                                 Collateral."

No Subsidiary Guarantees......   While the notes are not guaranteed by any of
                                 our subsidiaries, borrowings under the letter of credit facility and revolving credit facility described under "-- Ranking" above are guaranteed by some of our subsidiaries.
                                 Accordingly, the notes are structurally
                                 subordinated to the debt guaranteed by our subsidiaries for the duration of the guarantees. The terms of the new credit facilities provide that any of these subsidiary guarantees will be released after (1) completion of the Chapter 11 plan of reorganization of

                                 DII Industries, Kellogg Brown & Root and some of their subsidiaries with U.S. operations, which is being used to implement the proposed settlement, and (2) satisfaction of the other conditions described in "Description of Selected Settlement-Related
                                 Indebtedness -- Conditions to Release of
                                 Collateral."

Form and Denomination of
Notes.........................   The notes are represented by global notes in
                                 fully registered form, without coupons,
                                 deposited with a custodian for, and registered in the name of a nominee of, The Depository
                                 Trust Company. Beneficial interests in a global note are shown on, and transfers of the global notes will be effected only through, records maintained by DTC and its participants. See
                                 "Description of Notes -- Book-Entry System."

Use of Proceeds...............   We will not receive any proceeds from the sale
                                 by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. See "Use of Proceeds."

Listing.......................   The notes sold to qualified institutional
                                 buyers are eligible for trading in The
                                 Portal(SM)Market, a subsidiary of The Nasdaq
                                 Stock Market, Inc.; however, the notes resold pursuant to this prospectus will no longer trade in The Portal(SM) Market. We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Our common stock is listed on the New York Stock
                                 Exchange under the symbol "HAL".

                                  RISK FACTORS

     You should carefully consider all of the information set forth or incorporated by reference in this prospectus and, in particular, the specific factors in the section of this prospectus entitled "Risk Factors" for an explanation of certain risks of investing in the notes.

                             SUMMARY FINANCIAL DATA

     The following table sets forth our summary consolidated financial data. We derived the financial data for the nine months ended September 30, 2003 from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Beginning in the second quarter of 2003, we have been and are reporting five segments, four within our Energy Services Group and one in our Engineering and Construction Group. We have restated our prior period segment results to reflect these changes. We derived the financial data for the year ended December 31, 2002 from our audited consolidated financial statements in our current report on Form 8-K filed on October 28, 2003. You should read this information in conjunction with our consolidated financial statements and the related notes in these reports, which are incorporated into this prospectus by reference.

                                                              NINE MONTHS ENDED    YEAR ENDED
                                                                SEPTEMBER 30,     DECEMBER 31,
                                                                    2003              2002
                                                              -----------------   ------------
                                                                 (UNAUDITED)
                                                                       (IN MILLIONS)
REVENUES:
Energy Services Group:
  Drilling and Formation Evaluation.........................       $ 1,226          $ 1,633
  Fluids....................................................         1,508            1,815
  Production Optimization...................................         2,052            2,554
  Landmark and Other Energy Services........................           410              834
                                                                   -------          -------
     Total Energy Services Group............................         5,196            6,836
Engineering and Construction Group..........................         5,611            5,736
                                                                   -------          -------
Total.......................................................       $10,807          $12,572
                                                                   =======          =======
OPERATING INCOME (LOSS):
Energy Services Group:
  Drilling and Formation Evaluation.........................       $   160          $   160
  Fluids....................................................           178              202
  Production Optimization...................................           305              384
  Landmark and Other Energy Services........................           (58)            (108)
                                                                   -------          -------
     Total Energy Services Group............................           585              638
Engineering and Construction Group..........................          (118)            (685)
General corporate...........................................           (50)             (65)
                                                                   -------          -------
Total.......................................................       $   417          $  (112)
                                                                   =======          =======
Income (loss) from continuing operations before income taxes and minority interest and change in accounting principle,
  net.......................................................       $   352          $  (228)
Provision for income taxes..................................          (142)             (80)
Minority interest in net income of consolidated
  subsidiaries, net of tax..................................           (17)             (38)
Income (loss) from continuing operations....................           193             (346)
Loss from discontinued operations, net of tax...............           (58)            (652)
Net income (loss)...........................................           127             (998)

OTHER FINANCIAL DATA:
Capital expenditures........................................       $  (371)         $  (764)
Long-term borrowings (repayments), net......................           887              (15)
Depreciation and amortization expense.......................           384              505

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2003            2002
                                                              -------------   ------------
                                                               (UNAUDITED)
                                                                     (IN MILLIONS)
FINANCIAL POSITION:
Net working capital.........................................     $ 3,525        $ 2,288
Total assets................................................      13,776         12,844
Property, plant and equipment, net..........................       2,504          2,629
Long-term debt (including current maturities)...............       2,389          1,476
Shareholders' equity........................................       3,577          3,558
Total capitalization and short-term debt....................       5,989          5,083

                       RATIO OF EARNINGS TO FIXED CHARGES

     We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown.

 NINE MONTHS
    ENDED           YEARS ENDED DECEMBER 31,
SEPTEMBER 30,   --------------------------------
    2003        2002   2001   2000   1999   1998
-------------   ----   ----   ----   ----   ----
     4.2        --(a)  5.2    2.3    2.4    --(a)

---------------

(a) For the year ended December 31, 2002, earnings were inadequate to cover fixed charges by $283.0 million, and for the year ended December 31, 1998, earnings were inadequate to cover fixed charges by $6.0 million.

     For purposes of computing the ratio of earnings to fixed charges: (1) fixed charges consist of interest on debt, amortization of debt discount and expenses and a portion of rental expense determined to be representative of interest and
(2) earnings consist of income (loss) from continuing operations before income taxes, minority interest, cumulative effects of accounting changes plus fixed charges as described above, adjusted to exclude the excess or deficiency of dividends over income of 50% or less owned entities accounted for by the equity method.

                                  RISK FACTORS
     You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occurs, our business, financial condition and/or results of operations could be materially and adversely affected. In that case, the trading price of the notes and our common stock could decline, and you could lose all or part of your investment. You should also carefully consider all information we have included or incorporated by reference into this prospectus, including, but not limited to, our Annual Report on Form 10-K, as amended by our Form 10-K/A, for the year ended December 31, 2002, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, as amended by our Form 10-Q/A, June 30, 2003 and September 30, 2003 and our Current Report on Form 8-K filed on October 28, 2003.

     This prospectus and the documents we incorporate by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and in the documents we incorporate by reference.

RISKS RELATING TO ASBESTOS AND SILICA LIABILITY

 WE MAY BE UNABLE TO FULFILL THE CONDITIONS NECESSARY TO COMPLETE THE PROPOSED SETTLEMENT, AND THERE IS NO ASSURANCE THAT THE PLAN OF REORGANIZATION IN THE CHAPTER 11 PROCEEDINGS OF DII INDUSTRIES, KELLOGG BROWN & ROOT AND OUR OTHER AFFECTED SUBSIDIARIES WILL BE CONFIRMED.

     As contemplated by our proposed settlement of asbestos and silica personal injury claims, DII Industries, Kellogg Brown & Root and our other affected subsidiaries (collectively referred to herein as the "debtors") filed Chapter 11 proceedings on December 16, 2003 in bankruptcy court in Pittsburgh, Pennsylvania. Although the debtors have filed Chapter 11 proceedings and we are proceeding with the proposed settlement, completion of the settlement remains subject to several conditions, including the requirements that the bankruptcy court confirm the plan of reorganization and the federal district court affirm such confirmation, and that the bankruptcy court and federal district court orders become final and non-appealable. Completion of the proposed settlement is also conditioned on continued availability of financing on terms acceptable to us in order to allow us to fund the cash amounts to be paid in the settlement. There can be no assurance that such conditions will be met.

     In connection with reaching an agreement with representatives of asbestos and silica claimants to limit the cash required to settle pending claims to $2.775 billion, DII Industries paid $311.0 million of the $2.775 billion cash amount prior to the Chapter 11 filing. This payment was made on December 16, 2003. Halliburton also agreed to guarantee the payment of an additional $160.0 million of the original $2.775 billion cash amount, which must be paid on the earlier to occur of (a) June 17, 2004 and (b) the date on which an order confirming the proposed plan of reorganization becomes final and nonappealable.

     The requirements for a bankruptcy court to approve a plan of reorganization include, among other judicial findings, that:

     - the plan of reorganization complies with applicable provisions of the U.S. Bankruptcy Code;

     - the debtors have complied with the applicable provisions of the U.S. Bankruptcy Code;

     - the trusts will value and pay similar present and future claims in substantially the same manner;

     - the plan of reorganization has been proposed in good faith and not by any means forbidden by law; and

     - any payment made or promised by the debtors to any person for services, costs or expenses in or in connection with the Chapter 11 proceeding or the plan of reorganization has been or is reasonable.

     The bankruptcy court presiding over the Chapter 11 proceedings has scheduled a hearing on confirmation of the proposed plan of reorganization for May 10 through 12, 2004. Some of the insurers of DII Industries and Kellogg Brown & Root have filed various motions in and objections to the Chapter 11 proceedings in an attempt to seek dismissal of the Chapter 11 proceedings or to delay the proposed plan of reorganization. The motions and objections filed by the insurers include a request that the court grant the insurers standing in the Chapter 11 proceedings to be heard on a wide range of matters, a motion objecting to the proposed legal representative for future asbestos and silica claimants and a motion to dismiss the Chapter 11 proceedings. The insurers allege that they should have standing, among other reasons, because the proposed plan of reorganization is not "insurance neutral" and adversely affects their rights under the applicable insurance policies. The insurers allege that the motion to dismiss is proper because the insurers claim that the debtors lack good faith in filing the Chapter 11 proceeding, that the debtors could have paid the asbestos and silica personal injury claims and that Halliburton and its affiliates are solvent. The debtors have objected to the insurers' standing to seek such relief, and the bankruptcy court has indicated that it will issue a ruling on the standing question on February 11, 2004. If the insurers are granted standing, they could be given the right to conduct discovery, which could delay the completion of the proposed plan of reorganization. A grant of standing also may result in substantial revision to or renegotiation of the plan of reorganization. Regardless of the outcome, we believe that these insurers will take additional steps to prevent or delay confirmation of a plan of reorganization, and there can be no assurance that the insurers will not be successful or that such efforts will not result in delays in the reorganization process.

     There can be no assurance that we will obtain the required judicial approval of the proposed plan of reorganization or a revised plan of reorganization acceptable to us. In such event, a prolonged Chapter 11 proceeding could adversely affect the debtors' relationships with customers, suppliers and employees, which in turn could adversely affect the debtors' competitive position, financial condition and results of operations. A weakening of the debtors' financial condition and results of operations or a substantial decrease in the trading price of Halliburton's common stock could adversely affect the debtors' ability to implement a plan of reorganization.

     In addition, if a plan of reorganization is not confirmed by the bankruptcy court and the Chapter 11 proceedings are not dismissed, the debtors may be forced to liquidate their assets. Chapter 11 permits a company to remain in control of its business, protected by a stay of all creditor action, while that company attempts to negotiate and confirm a plan of reorganization with its creditors. The debtors may be unsuccessful in their attempts to confirm a plan of reorganization with their creditors. If the debtors are unsuccessful in obtaining confirmation of a plan of reorganization, the assets of the debtors could be liquidated in the bankruptcy proceedings. In the event of a bankruptcy liquidation of the debtors, Halliburton could lose its controlling interest in DII Industries and Kellogg Brown & Root. As a result, the value of those subsidiaries would no longer be reflected in our common stock. Moreover, if the plan of reorganization is not confirmed and the debtors have insufficient assets to pay the creditors, Halliburton's assets could be drawn into the liquidation proceedings because Halliburton guarantees certain of the debtors' obligations.

    IF OUR CHAPTER 11 PROCEEDINGS ARE DISMISSED WITHOUT CONFIRMATION OF A PLAN OF REORGANIZATION, WE WOULD BE REQUIRED TO RESOLVE CURRENT AND FUTURE ASBESTOS AND SILICA CLAIMS IN THE TORT SYSTEM, WHICH MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     If our Chapter 11 proceedings are dismissed without confirmation of a plan of reorganization, we would be required to resolve current and future asbestos claims in the tort system or, in the case of the Harbison-Walker Refractories Company claims described below, possibly through the Harbison-Walker bankruptcy proceedings.

     If we were required to resolve asbestos claims in the tort system, we would be subject to numerous uncertainties, including:

     - continuing asbestos and silica litigation against us, which would include the possibility of substantial adverse judgments, the timing of which could not be controlled or predicted, and the obligation to provide appeals bonds pending any appeal of any such judgment, some or all of which may require us to post cash collateral;

     - current and future asbestos claims settlement and defense costs, including the inability to completely control the timing of such costs and the possibility of increased costs to resolve personal injury claims;

     - the possibility of an increase in the number and type of asbestos and silica claims against us in the future; and

     - any adverse changes to the tort system allowing additional claims or judgments against us.

     Asbestos was used in products manufactured or sold by Harbison-Walker, a former division of DII Industries (then named Dresser Industries, Inc.). Harbison-Walker was spun-off by DII Industries in July 1992. At that time, Harbison-Walker assumed liability for asbestos claims filed after the spin-off and it agreed to defend and indemnify DII Industries from liability for those claims, although DII Industries continues to have direct liability to tort claimants for all post spin-off refractory claims. In February 2002, Harbison-Walker filed a Chapter 11 proceeding. We believe that Harbison-Walker is no longer financially able to perform its obligations to assume liability for post spin-off refractory claims and defend DII Industries from those claims. As such, these claims may be asserted against DII Industries. All Harbison-Walker claims are currently covered by the proposed plan of reorganization.

     Substantial adverse judgments or substantial claims settlement and defense costs could materially and adversely affect our liquidity, especially if combined with a lowering of our credit ratings or other events. If an adverse judgment were entered against us, we would usually be required to post a bond in order to perfect an appeal of that judgment. If the bonds were not available because of uncertainties in the bonding market or if, as a result of our financial condition or credit rating, bonding companies would not provide a bond on our behalf, we would be required to provide a cash bond in order to perfect any appeal. As a result, a substantial judgment or judgments could require a substantial amount of cash to be posted by us in order to appeal, which we may not be able to provide from cash on hand or borrowings, or which we may only be able to provide by incurring high borrowing costs. In such event, our ability to pursue our legal rights to appeal may be adversely affected.

     There can be no assurance that our financial condition and results of operations, our stock price, our debt ratings or the trading price of the notes would not be materially and adversely affected in the absence of a completed settlement or by events subsequent to an unconsummated settlement.

    IF PROPOSED FEDERAL LEGISLATION TO PROVIDE NATIONAL ASBESTOS LITIGATION REFORM BECOMES LAW, WE MAY BE REQUIRED TO PAY MORE TO RESOLVE OUR ASBESTOS LIABILITIES THAN WE WOULD HAVE PAID IF THE CHAPTER 11 FILING HAD NOT BEEN MADE, AND OUR SETTLEMENT WITH EQUITAS MAY NOT BE COMPLETED IF SUCH LEGISLATION IS PASSED BY THE U.S. CONGRESS.

     We understand that the U.S. Congress may consider adopting legislation that would set up a national trust fund as the exclusive means for recovery for asbestos-related disease. Although we would be required to fund a trust for the benefit of our asbestos claimants pursuant to our proposed settlement, if the legislation is consummated, we may be required to pay additional funds into a national trust. As a result, we may be required to pay more to resolve our asbestos liabilities under such legislation than we would have paid if the Chapter 11 filing had not been made. We are uncertain as to what contributions we would be required to make to such a national trust, if any, although it is possible that they could be substantial and that they could continue for a significant number of years.

     It is a condition to the effectiveness of our settlement with Equitas that no law shall be passed by the U.S. Congress on or before January 3, 2005 that relates to, regulates, limits or controls the prosecution of asbestos claims in U.S. state or federal courts or any other forum. If national asbestos litigation legislation is passed by the U.S. Congress, we would not receive the $575.0 million in cash provided by the Equitas settlement.

 JUDICIAL RELIEF AGAINST ASBESTOS AND SILICA EXPOSURE MAY NOT BE AS BROAD AS IS CONTEMPLATED BY THE PROPOSED SETTLEMENT, AND A COMPLETED SETTLEMENT MAY NOT ADDRESS ALL ASBESTOS AND SILICA EXPOSURE.

     Our proposed settlement of asbestos and silica claims includes all asbestos and silica personal injury claims against DII Industries, Kellogg Brown & Root and their current and former subsidiaries, as well as Halliburton and its subsidiaries and the predecessors and successors of all of them. However, the proposed settlement is subject to bankruptcy court approval as well as federal district court confirmation. No assurance can be given that the court reviewing and approving the plan of reorganization that is being used to implement the proposed settlement will grant relief as broad as contemplated by the proposed settlement.

     In addition, a Chapter 11 proceeding and an injunction under Section 524(g) of the U.S. Bankruptcy Code may not apply to protect against asbestos claims made outside of the United States. While we have historically not received a significant number of such claims, any such future claims would be subject to the applicable legal system of the jurisdiction where the claim was made. Although we do not believe that we have material exposure to such claims, there can be no assurance that material claims outside of the United States would not be made in the future. Further, to our knowledge, the constitutionality of an injunction under Section 524(g) of the U.S. Bankruptcy Code has not been tested in a court of law. We can provide no assurance that, if the constitutionality is challenged, the injunction would be upheld.

     Moreover, the proposed settlement does not resolve claims for property damage as a result of materials containing asbestos. Accordingly, although we have historically received no such claims, claims could still be made as to damage to property or property value as a result of asbestos containing products having been used in a particular property or structure.

 WE MAY BE UNABLE TO RECOVER, OR BE DELAYED IN RECOVERING, INSURANCE RECEIVABLES, WHICH WOULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     We have substantial insurance intended to reimburse us for portions of the costs incurred in defending asbestos and silica claims and amounts paid to settle claims and to satisfy court judgments. We had accrued $2.1 billion in probable insurance recoveries as of September 30, 2003. We may be unable to recover, or we may be delayed in recovering, insurance reimbursements in the amounts anticipated to cover a part of the costs incurred in defending asbestos and silica claims and amounts paid to settle claims or as a result of court judgments due to, among other things:

     - the inability or unwillingness of insurers to timely reimburse for claims in the future;

     - disputes as to documentation requirements for DII Industries, Kellogg Brown & Root or other subsidiaries in order to recover claims paid;

     - the inability to access insurance policies shared with, or the dissipation of shared insurance assets by, Harbison-Walker Refractories Company or others;

     - the possible insolvency or reduced financial viability of our insurers;

     - the cost of litigation to obtain insurance reimbursement; and

     - possible adverse court decisions as to our rights to obtain insurance reimbursement.

     In the case of the proposed settlement, we would be required to contribute approximately $2.775 billion in cash (less the $311.0 million we paid in December 2003), but may be delayed in receiving our expected reimbursement from our insurance carriers because of extended negotiations or litigation with insurance carriers. If we were unable to recover from one or more of our insurance carriers, or if we were delayed significantly in our recoveries, it could have a material adverse effect on our financial condition.

     We may ultimately recover, or may agree in settlement of litigation to recover, less insurance reimbursement than the insurance receivable recorded in our financial statements. In addition, we may enter into agreements with all or some of our insurance carriers to negotiate an overall accelerated payment of anticipated insurance proceeds. In either of these circumstances, we could recover less than the recorded amount of anticipated insurance receivables, which would result in an additional charge to the statement of operations.

 OUR CREDIT FACILITIES MAY NOT PROVIDE US WITH THE NECESSARY FINANCING TO COMPLETE THE PROPOSED SETTLEMENT.

     The plan of reorganization through which the proposed settlement would be implemented will require us to contribute approximately $2.775 billion in cash (less the $311.0 million we paid in December 2003) to the trusts established for the benefit of asbestos and silica claimants pursuant to the U.S. Bankruptcy Code. We may need to finance additional amounts in connection with the settlement.

     Subsequent to the end of third quarter 2003, we entered into (1) a delayed-draw term facility for up to $1.0 billion, which has been reduced to approximately $500.0 million by the net proceeds of our recent issuance of senior notes due 2007 and is subject to further reduction, to be available for cash funding of the trusts for the benefit of asbestos and silica claimants; (2) a master letter of credit facility intended to ensure that existing letters of credit supporting our contracts remain in place during the Chapter 11 filing; and (3) a $700.0 million three-year revolving credit facility for general working capital purposes. Although the master letter of credit facility and the $700.0 million revolving credit facility are now effective, there are a number of conditions that must be met before the delayed-draw term facility will become effective and available for our use, including bankruptcy court approval and federal district court confirmation of the plan of reorganization. Moreover, these facilities are only available for limited periods of time. As a result, if the debtors are delayed in completing the plan of reorganization, these credit facilities may not provide us with the necessary financing to complete the proposed settlement. Additionally, there may be other conditions to funding that we may be unable to satisfy. In such circumstances, we would have to terminate the proposed settlement if replacement financing were not available on acceptable terms.

     In addition, we may experience increased working capital requirements from time to time associated with our business. An increased demand for working capital could affect our liquidity needs and could impair our ability to finance the proposed settlement on acceptable terms, in which case the settlement would not be completed.

 THE CHAPTER 11 FILING OF SOME OF OUR SUBSIDIARIES MAY NEGATIVELY AFFECT THEIR ABILITY TO OBTAIN NEW BUSINESS IN THE FUTURE AND CONSEQUENTLY MAY HAVE A NEGATIVE IMPACT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Because Halliburton's financial condition and its results of operations depend on distributions from its subsidiaries, the Chapter 11 filing of some of them, including DII Industries and Kellogg Brown & Root, may have a negative impact on Halliburton's cash flow and distributions from those subsidiaries. These subsidiaries will not be able to make distributions to Halliburton during the Chapter 11 proceedings without court approval. The Chapter 11 proceedings may also hinder the subsidiaries' ability to take actions in the ordinary course. In addition, the Chapter 11 filing may adversely affect the ability of our subsidiaries in Chapter 11 proceedings to obtain new orders from current or prospective customers. As a result of the Chapter 11 proceedings, some current and prospective customers, suppliers and other vendors may assume that our subsidiaries are financially weak and will be unable to honor obligations, making those customers, suppliers and other vendors reluctant to do business with our subsidiaries. In particular, some governments may be unwilling to conduct business with a subsidiary in Chapter 11 or having recently filed a Chapter 11 proceeding. The Chapter 11 proceedings also may affect adversely their ability to negotiate favorable terms with customers, suppliers and other vendors. DII Industries' and Kellogg Brown & Root's financial condition and results of operations could be materially and adversely affected if they cannot attract customers, suppliers and other vendors or obtain favorable terms from customers, suppliers or other vendors. Consequently, our financial condition and results of operations could be adversely affected.

     Further, prolonged Chapter 11 proceedings could adversely affect the relationship that DII Industries, Kellogg Brown & Root and their subsidiaries involved in the Chapter 11 proceeding have with their customers, suppliers and employees, which in turn could adversely affect their competitive positions, financial conditions and results of operations. A weakening of their financial conditions and results of operations could adversely affect their ability to implement the plan of reorganization.

 FEDERAL BANKRUPTCY LAW AND STATE STATUTES MAY, UNDER SPECIFIC CIRCUMSTANCES, VOID PAYMENTS MADE BY OUR SUBSIDIARIES TO US AND VOID PRINCIPAL AND INTEREST PAYMENTS MADE BY US TO YOU ON THE NOTES AND YOU MAY BE FORCED TO RETURN SUCH PAYMENTS.

     Under federal bankruptcy law and various state fraudulent transfer laws, payments and distributions made by our subsidiaries participating in the Chapter 11 proceedings prior to the Chapter 11 filing could, under specific circumstances, be voided as preferential transfers if such payments or distributions occurred up to one year prior to the Chapter 11 filing. Since we rely primarily on dividends from our subsidiaries and other intercompany transactions to meet our obligations for payment of principal and interest on our outstanding debt obligations, any voidance of such payments made to us by our subsidiaries could limit our ability to make principal and interest payments on the notes. Dividend payments from DII Industries to us could also, under specific circumstances, be voided as illegal dividends, fraudulent transfers or conveyances to the extent that a court determines that DII Industries was insolvent at the time these dividend payments were made. Furthermore, during the DII Industries Chapter 11 proceeding, DII Industries likely will be unable to make any dividend or other payments to us. The occurrence of these events may severely limit our ability to meet our obligations for payment of principal and interest on the notes.

 A COURT COULD DETERMINE THAT THE DISTRIBUTION OF HALLIBURTON ENERGY SERVICES STOCK TO HALLIBURTON WAS A FRAUDULENT TRANSFER UNDER STATE LAW OR FEDERAL BANKRUPTCY LAW WHICH WOULD IMPAIR OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

     Under the terms of the proposed settlement, we would implement a pre-packaged Chapter 11 plan of reorganization for DII Industries, Kellogg, Brown and Root and other of our subsidiaries with U.S. operations. Just prior to the filing of Chapter 11 proceedings, Halliburton Energy Services, Inc. was a wholly owned subsidiary of DII Industries. As part of the plan of reorganization, prior to its Chapter 11 filing, DII Industries distributed all of the capital stock of Halliburton Energy Services to Halliburton. Halliburton then distributed all of its ownership interests in DII Industries to Halliburton Energy Services, after which DII Industries became a wholly owned subsidiary of Halliburton Energy Services.

     Although the requisite number of asbestos and silica claimants have approved the plan of reorganization, which includes the distribution of Halliburton Energy Services stock by DII Industries to Halliburton, another creditor of DII Industries could claim that the transfer of Halliburton Energy Services stock to Halliburton by DII Industries prior to the Chapter 11 filing constitutes a fraudulent transfer. If a court were to determine that the distribution of Halliburton Energy Services stock by DII Industries to Halliburton constituted a fraudulent transfer, then Halliburton Energy Services may be required to remain a subsidiary of DII Industries or we may be required to pay the creditors the lesser of the relevant value of (1) the avoided transfer (in this case the value of the Halliburton Energy Services stock) or obligation and (2) the amount necessary to satisfy the claims of the creditors. Due to bankruptcy rules which are applicable to DII Industries under the Chapter 11 proceedings and that limit or prohibit the payment of dividends or other distributions by DII Industries and its subsidiaries (including Halliburton Energy Services, if Halliburton Energy Services were to remain a subsidiary of DII Industries), we would effectively be prohibited from receiving funds from Halliburton Energy Services during any period of time in which DII Industries is in Chapter 11 proceedings. The occurrence of this event could severely limit our ability to meet our obligations for payment of principal and interest on the notes and our other debt instruments.

     The successful prosecution of a claim by or on behalf of a debtor or its creditor under the applicable fraudulent transfer laws generally would require a determination that the debtor effected a transfer of an asset or incurred an obligation to an entity either:

     - with an actual intent to hinder, delay or defraud its existing or future creditors (a case of "actual fraud"); or

     - in exchange otherwise than for a "reasonably equivalent" value or a "fair consideration," and that the debtor:

          -- was insolvent or rendered insolvent by reason of the transfer or incurrence;

          -- was engaged or about to engage in a business or transaction for which its remaining assets would constitute unreasonably small capital; or

          -- intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature (a case of "constructive fraud").

     In the case of either actual fraud or constructive fraud, the unsecured creditors affected thereby might be entitled to equitable relief against the transferee of the assets or the obligee of the incurred obligation in the form of a recovery of the lesser of (1) the relevant value of the avoided transfer or obligation or (2) the amount necessary to satisfy their claims.

     The measure of insolvency for purposes of a constructive-fraud action would depend on the fraudulent transfer law being applied. Generally, an entity would be considered insolvent if either, at the relevant time:

     - the sum of its debts and liabilities, including contingent liabilities, was greater than the value of its assets, at a fair valuation; or

     - the fair salable value of its assets was less than the amount required to pay the probable liability on its total existing debts and other liabilities, including contingent liabilities, as they become absolute and mature.

     The transactions of the debtors which could be subject to review and possible avoidance under the applicable fraudulent transfer law would be limited to those occurring within the relevant limitations period. In the case of fraudulent transfer actions under the U.S. Bankruptcy Code, that period would be the 12-month period ending on the petition date. The petition date for the Chapter 11 filing of DII Industries, Kellogg Brown & Root and our other affected subsidiaries is December 16, 2003. In the case of actions under a state fraudulent transfer law, the limitations period ranges from one year to six years or more after the questioned transfer or incurrence of an obligation is effected. Under most state laws, including the laws of Pennsylvania and Texas, the limitations period generally would be four years.

 WE HAVE LETTERS OF CREDIT THAT MAY BE DRAWN AT ANY TIME OR AS A RESULT OF THE CHAPTER 11 PROCEEDINGS OF DII INDUSTRIES AND KELLOGG BROWN & ROOT AND OUR OTHER FILING SUBSIDIARIES.

     Our letters of credit contain terms and conditions that define when they may be drawn. As of September 30, 2003, at least $230.0 million of letters of credit permit the beneficiary of such letters of credit to draw for any reason, and at least another $560.0 million of letters of credit permit the beneficiary of such letters of credit to draw in the event of a bankruptcy or insolvency event involving one of our subsidiaries that is party to the proposed reorganization proceedings.

     We entered into a master letter of credit facility subsequent to the end of the third quarter of 2003 that is intended to replace any cash collateralization rights of issuers of substantially all our existing letters of credit during the pendency of the Chapter 11 proceedings by DII Industries and Kellogg Brown & Root and our other filing subsidiaries. The master letter of credit facility is now in effect and governs at least 90% of the face amount of our existing letters of credit. See "Description of Selected Settlement-Related Indebtedness."

     Under the master letter of credit facility, if any letters of credit that are covered by the facility are drawn during the bankruptcy, the facility will provide the cash needed for such draws, as well as for any collateral or reimbursement obligations in respect thereof, with any such borrowings being converted into term loans. However, with respect to the letters of credit that are not subject to the master letter of credit facility, we may continue to be subject to certain reimbursement and cash collateral obligations. In addition, if our proposed plan of reorganization is not confirmed by June 30, 2004 and we are unable to renegotiate the master letter of credit facility, the letters of credit that are now governed by that facility will be governed by the arrangements with the banks that existed prior to the effectiveness of the facility. In many cases, those pre-existing arrangements impose reimbursement and/or cash collateral obligations on us and/or our subsidiaries.

     Uncertainty may also hinder our ability to access new letters of credit in the future. This could impede our liquidity and/or our ability to conduct normal operations.

 A LOWERING OF OUR CREDIT RATINGS WOULD INCREASE OUR BORROWING COST AND MAY RESULT IN OUR INABILITY TO OBTAIN ADDITIONAL FINANCING ON REASONABLE TERMS, TERMS ACCEPTABLE TO US OR AT ALL.

     Late in 2001 and early in 2002, Moody's Investors Services lowered its ratings of our long-term senior unsecured debt to Baa2 and our short-term credit and commercial paper ratings to P-2. In addition, Standard & Poor's rating service of the McGraw Hill Companies lowered its ratings of our long-term senior unsecured debt to A- and our short-term credit and commercial paper ratings to A-2 in late 2001. In December 2002, Standard & Poor's lowered these ratings to BBB and A-3. These ratings were lowered primarily due to our asbestos exposure. In December 2003, Moody's confirmed our ratings with a positive outlook and Standard & Poor's revised its Credit Watch listing for us from "negative" to "developing" in response to our announcement that DII Industries and Kellogg Brown & Root and other of our subsidiaries filed Chapter 11 proceedings to implement the proposed settlement. Although our long-term ratings continue at investment grade levels, the cost of new borrowing is relatively higher and our access to the debt markets is more volatile at these rating levels. Investment grade ratings are BBB- or higher for Standard & Poor's and Baa3 or higher for Moody's. Our current ratings are one level above BBB- on Standard & Poor's and one level above Baa3 on Moody's.

     If our debt ratings fall below investment grade, we will be required to provide additional collateral to secure our new master letter of credit facility and our new revolving credit facility. See "Description of Selected Settlement-Related Indebtedness." With respect to the outstanding letters of credit that are not subject to the new master letter of credit facility, we may be in technical breach of the bank agreements governing those letters of credit and we may be required to reimburse the bank for any draws or provide cash collateral to secure those letters of credit. In addition, if we do not receive confirmation of the proposed plan of reorganization on or before June 30, 2004 and we are unable to renegotiate the terms of the master letter of credit facility, the master letter of credit facility will no longer be in effect and will no longer override the reimbursement, cash collateral or other agreements or arrangements relating to any of the letters of credit that existed prior to the effectiveness of the master letter of credit facility. In that event, we may be required to provide reimbursement for any draws or cash collateral to secure our or our subsidiaries' obligations under arrangements in place prior to our entering into the master letter of credit facility.

     In addition, our elective deferral plan has a provision which states that if the Standard & Poor's credit rating falls below BBB, the amounts credited to participants' accounts will be paid to participants in a lump-sum within 45 days. At September 30, 2003, this amount was approximately $49.0 million.

     In the event our debt ratings are lowered by either agency, we may have to issue additional debt or equity securities or obtain additional credit facilities in order to meet our liquidity needs. We anticipate that any such new financing or credit facilities would not be on terms as attractive as those we have currently and that we would also be subject to increased borrowing costs and interest rates. We also may be required to provide cash collateral to obtain surety bonds or letters of credit, which would reduce our available cash or require additional financing. Further, if we are unable to obtain financing for our proposed settlement on terms that are acceptable to us, we may be unable to complete the proposed settlement.

RISKS RELATING TO OUR PENDING SEC INVESTIGATION

  WE ARE SUBJECT TO AN SEC INVESTIGATION, WHICH COULD MATERIALLY AFFECT US.

     We are currently the subject of a formal investigation by the SEC, which has focused on the compliance with generally accepted accounting principles of our recording of revenues associated with cost overruns and unapproved claims for long-term engineering and construction projects, and the disclosure of our accrual practices. Although we do not believe that the investigation has expanded beyond these matters, there can be no assurance that the SEC will not open additional lines of inquiry. In addition, although we believe that our accounting for these matters was and is in accordance with generally accepted accounting principles, we cannot predict the outcome of the SEC's investigation or when the investigation will be resolved. An adverse outcome of this investigation could have a material adverse effect on us and result in:

     - the institution of administrative, civil, injunctive or criminal proceedings;

     - sanctions and the payment of fines and penalties;

     - the restatement of our financial results for the years under review;

     - additional shareholder lawsuits; and

     - increased review and scrutiny of us by regulatory authorities, the media and others.

     From time to time, we enter into registration rights agreements in connection with securities offerings with the initial purchasers of the offered securities, including in connection with the private placement of the 3 1/8% senior convertible notes, whereby we agree to use our reasonable best efforts to have a registration statement declared effective within specified time periods. We may not be able to have a registration statement declared effective within the time period specified due in part to the pending SEC investigation. If we are unable to have a registration statement declared effective within agreed time periods, we may be obligated to pay additional interest amounts to the holders of the securities that would otherwise have been registered, which amounts could be substantial.

RISKS RELATING TO GEOPOLITICAL AND INTERNATIONAL EVENTS

  INTERNATIONAL AND POLITICAL EVENTS MAY ADVERSELY AFFECT OUR OPERATIONS.

     A significant portion of our revenue is derived from our non-U.S. operations, which exposes us to risks inherent in doing business in each of the more than 100 other countries in which we transact business. The occurrence of any of the risks described below could have an adverse effect on our consolidated results of operations and consolidated financial condition.

     Our operations in more than 100 countries other than the United States accounted for approximately 70% of our consolidated revenues during the first nine months of 2003, 67% of our consolidated revenues during 2002, 62% of our consolidated revenues during 2001 and 66% of our consolidated revenues during 2000. Operations in countries other than the United States are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

     - expropriation and nationalization of our assets in that country;

     - political and economic instability;

     - social unrest, acts of terrorism, force majeure, war or other armed conflict;

     - inflation;

     - currency fluctuations, devaluations and conversion restrictions;

     - confiscatory taxation or other adverse tax policies;

     - governmental activities that limit or disrupt markets, restrict payments or limit the movement of funds;

     - governmental activities that may result in the deprivation of contract rights; and

     - trade restrictions and economic embargoes imposed by the United States and other countries, including current restrictions on our ability to provide products and services to Iran and Libya, both of which are significant producers of oil and gas.

     Due to the unsettled political conditions in many oil producing countries and countries in which we provide governmental logistical support, our revenues and profits are subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls and governmental actions. Countries where we operate that have significant amounts of political risk include: Afghanistan, Algeria, Angola, Colombia, Indonesia, Iraq, Libya, Nigeria, Russia and Venezuela. For example, continued economic unrest and general strikes in Venezuela, changes in the general economic policies and regulations in Argentina, as well as seizures of offshore oil rigs by protestors in Nigeria have disrupted our Energy Services Group's ability to provide services and products to our customers in these countries. In addition, military action or continued unrest in the Middle East could impact the demand and pricing for oil and gas, disrupt our operations in the region and elsewhere and increase our costs for security worldwide.

 MILITARY ACTION, OTHER ARMED CONFLICTS OR TERRORIST ATTACKS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Military action in Iraq, increasing military tension involving North Korea, as well as the terrorist attacks of September 11, 2001 and subsequent threats of terrorist attacks and unrest, have caused instability in the world's financial and commercial markets, have significantly increased political and economic instability in some of the geographic areas in which we operate. Acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East and Indonesia, could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts or the loss of personnel or assets.

     Military action in Iraq, as well as threats of war or other armed conflict elsewhere, may cause further disruption to financial and commercial markets generally and may generate greater political and economic instability in some of the geographic areas in which we operate. In addition, any possible reprisals as a consequence of the war with and ongoing military action in Iraq, such as acts of terrorism in the United States or elsewhere, may materially adversely affect us in ways we cannot predict at this time.

RISKS RELATING TO OUR BUSINESS

 OUR BUSINESS DEPENDS ON THE LEVEL OF ACTIVITY IN THE OIL AND NATURAL GAS INDUSTRY, WHICH IS SIGNIFICANTLY AFFECTED BY VOLATILE OIL AND GAS PRICES.

     Demand for our services and products depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. A prolonged downturn in oil and gas prices could have a material adverse effect on our consolidated results of operations and consolidated financial condition.

     Demand for our products and services is particularly sensitive to the level of development, production and exploration activity of, and the corresponding capital spending by, oil and natural gas companies. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of other factors that are beyond our control. Any prolonged reduction in oil and natural gas prices will depress the level of exploration, development and production activity. Lower levels of activity result in a corresponding decline in the demand for our oil and natural gas well services and products that could have a material adverse effect on our revenues and profitability. Factors affecting the prices of oil and natural gas include:

     - governmental regulations;

     - global weather conditions;

     - worldwide political, military and economic conditions, including the ability of OPEC to set and maintain production levels and prices for oil;

     - the level of oil production by non-OPEC countries;

     - the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

     - the cost of producing and delivering oil and gas; and

     - the level of demand for oil and natural gas, especially demand for natural gas in the United States.

     Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future.

     Spending on exploration and production activities and capital expenditures for refining and distribution facilities by large oil and gas companies have a significant impact on the activity levels of our businesses.

  OUR GOVERNMENT CONTRACTS WORK HAS BEEN THE FOCUS OF ALLEGATIONS AND INQUIRIES, AND THERE CAN BE NO ASSURANCE THAT ADDITIONAL ALLEGATIONS AND INQUIRIES WILL NOT BE MADE OR THAT OUR GOVERNMENT CONTRACT BUSINESS MAY NOT BE ADVERSELY AFFECTED.

     We provide substantial work under our government contracts business to the United States Department of Defense and other governmental agencies, including under world-wide U.S. Army logistics contracts, known as LogCAP, and under contracts to rebuild Iraq's petroleum industry. Our units operating in Iraq and elsewhere under government contracts such as LogCAP consistently review the amounts charged and the services performed under these contracts, and our operations under these contracts are regularly reviewed and audited by the Defense Contract Audit Agency, or DCAA, and other governmental agencies. When issues are found during the governmental agency audit process, these issues are typically discussed and reviewed with us in order to reach a resolution.

     The results of a preliminary audit by the DCAA in December 2003 said that a Halliburton unit may have overcharged the Department of Defense by $61.0 million in importing fuel into Iraq. Department of Defense officials have referred the matter to the agency's inspector general with a request for additional investigation by the agency's criminal division. We have also in the past had inquiries by the DCAA and the civil fraud division of the U.S. Department of Justice into possible overcharges for work under a contract performed in the Balkans. On January 22, 2004, we announced the identification by our internal audit function of a potential over billing of approximately $6.0 million by one of our subcontractors under the LogCAP contract in Iraq. In accordance with our policy and government regulation, the potential overcharge was reported to the Department of Defense Inspector General's office as well as to the contract customer, the Army Materiel Command. On January 23, 2004, we announced that we issued a check in the amount of $6.3 million to the Army Materiel Command to cover potential over billing charges while we conduct our investigation into the matter. Relatedly, we are continuing to review possible improper payments by third party subcontractors to one or two former Kellogg Brown & Root employees. Additionally, the DCAA is reviewing the methodology used to calculate the invoicing for the number of meals to be prepared and delivered by a subcontractor engaged by Kellogg Brown & Root to U.S. troops and supporting civilian personnel in Iraq and Kuwait under the LogCAP contract. We are currently reviewing past invoicing to determine whether the use of projected headcounts was the proper basis for invoicing the U.S. government for dining facility services performed in Kuwait and Iraq. On January 30, 2004, and again on February 2, 2004 and February 5, 2004, we advised the DCAA that Kellogg Brown & Root has agreed to temporarily grant a credit for charges for some meals while Kellogg Brown & Root, the DCAA and the Army Materiel Command collectively agree on the process to be used for invoicing for food services provided by Kellogg Brown & Root in Iraq and Kuwait. The amount of the credit as of February 6, 2004 is $34.5 million. We cannot assure you that a methodology will be developed quickly, and consequently the amounts for which we credit may increase.

     All of these matters are still under review by the applicable government agencies and additional review and allegations are possible. We could also be subject to future inquiries for work done in Iraq under the current LogCAP contract or the contract to rebuild Iraq's petroleum industry.

     To the extent we or our subcontractors make mistakes in our government contracts operations, even if unintentional, insignificant or subsequently self-reported to the applicable government agency, we will likely be subject to intense scrutiny. Some of this scrutiny is as a result of the Vice President of the United States being a former chief executive officer of Halliburton. This scrutiny has recently centered on our government contracts work, especially in Iraq and the Middle East. In part because of the heightened level of scrutiny under which we operate, audit issues between us and government auditors like the DCAA or the inspector general of the Department of Defense are more likely to arise, are more likely to become public and may be more difficult to resolve. As a result, our ability to secure future government contracts business or renewals of current government contracts business in the Middle East or elsewhere could be adversely affected. We could also be asked to reimburse payments made to us and that are determined to be in excess of those allowed by the applicable contract, or we could agree to delay billing for an indefinite period of time for work we have performed until any billing and cost issues are resolved. If overcharges occurred and informal resolution were not achieved, we could, if appropriate proof were shown, be subject to fines and penalties under the U.S. False Claims Act, and treble damages could be sought. In addition, we may be required to expend a significant amount of resources explaining and/or defending actions we have taken under our government contracts. There can be no assurance that these and any additional allegations made under our government contracts would not have a material adverse effect on our business and results of operations.

 THE BARRACUDA-CARATINGA PROJECT IS CURRENTLY BEHIND SCHEDULE, HAS SUBSTANTIAL COST OVERRUNS AND MAY RESULT EITHER IN DAMAGES PAYABLE BY US OR OUR INABILITY TO RECOVER OUR COSTS ASSOCIATED WITH THE PROJECT.

     In June 2000, Kellogg Brown & Root entered into a fixed-price contract with the project owner, Barracuda & Caratinga Leasing Company B.V., to develop the Barracuda and Caratinga crude oil fields, which are located off the coast of Brazil. The project manager and owner's representative is Petroleo Brasileiro SA (Petrobras), the Brazilian national oil company. When completed, the project will consist of two converted supertankers that will be used as floating production, storage and offloading platforms, or FPSOs, 32 hydrocarbon production wells, 22 water injection wells, and all sub-sea flow lines and risers necessary to connect the underwater wells to the FPSOs.

          THE LETTERS OF CREDIT RELATED TO THE BARRACUDA-CARATINGA PROJECT MAY BE DRAWN IF WE DEFAULT UNDER THE CONTRACT.

          Kellogg Brown & Root's performance under the contract is secured by:

          - performance letters of credit, which together have an available credit of approximately $266.0 million as of September 30, 2003 and which represent approximately 10% of the contract amount, as amended to date by change orders;

          - retainage letters of credit, which together have available credit of approximately $152.0 million as of September 30, 2003 and which will increase in order to continue to represent 10% of the cumulative cash amounts paid to Kellogg Brown & Root; and

          - a guarantee of Kellogg Brown & Root's performance under the agreement by Halliburton Company in favor of the project owner.

          In the event that Kellogg Brown & Root is alleged to be in default under the contract, the project owner may assert a right to draw upon the letters of credit. As described under "Description of Selected Settlement-Related Indebtedness -- Master LC Facility," these letters of credit are included in the Master LC Facility. As such, a draw on such letters of credit prior to the Term-Out Date would become a LC Advance subject to the terms of the Master LC Facility.

          However, after the Master LC Facility is no longer in effect, if the letters of credit were to be drawn, Kellogg Brown & Root's reimbursement obligation would be stayed by the bankruptcy proceedings. If Kellogg Brown & Root could not fund the amount of the draw and the Master LC Facility were not then in effect, Halliburton would be required to do so, which could have a material adverse effect on Halliburton's financial condition and results of operations.

          KELLOGG BROWN & ROOT MAY HAVE TO PAY DAMAGES AND OTHER AMOUNTS IN EXCESS OF THE AMOUNTS CURRENTLY RECORDED.

          As of September 30, 2003, the project was approximately 78% complete and Kellogg Brown & Root had recorded a pretax loss of $345.0 million related to the project. The probable unapproved claims included in determining the loss on the project were $182.0 million as of September 30, 2003. The claims for the project most likely will not be settled within one year. Accordingly, based upon costs incurred on the claims, probable unapproved claims of $157.0 million at September 30, 2003 have been recorded to long-term unbilled work on uncompleted contracts. Kellogg Brown & Root has asserted claims for compensation substantially in excess of $182.0 million. The project owner, through its project manager, Petrobras, has denied responsibility for all such claims. Petrobras has, however, issued formal change orders worth approximately $61.0 million which are not included in the $182.0 million in probable unapproved claims.

          In the event that Kellogg Brown & Root was determined after an arbitration proceeding to have been in default under the contract with Petrobras, and if the project was not completed by Kellogg Brown & Root as a result of such default (i.e., Kellogg Brown & Root's services are terminated as a result of such default), the project owner may seek direct damages (including completion costs in excess of the contract price and interest on borrowed funds, but excluding consequential damages) against Kellogg Brown & Root for up to $500.0 million plus the return of up to $300.0 million in advance payments previously received by Kellogg Brown & Root to the extent they have not been repaid. The original contract terms require repayment of the $300.0 million in advance payments by crediting the last $350.0 million of our invoices related to the contract by that amount. A termination of the contract by the project owner could have a material adverse effect on our financial condition and results of operations.

          IN ADDITION TO THE AMOUNTS DESCRIBED ABOVE, KELLOGG BROWN & ROOT MAY HAVE TO PAY LIQUIDATED DAMAGES IF THE PROJECT IS DELAYED BEYOND THE ORIGINAL CONTRACT COMPLETION DATE.

          Kellogg Brown & Root expects that the project will likely be completed at least 16 months later than the original contract completion date. In the event that any portion of the delay is determined to be attributable to Kellogg Brown & Root and any phase of the project is completed after the milestone dates specified in the contract, Kellogg Brown & Root could be required to pay liquidated damages. These damages would be calculated on an escalating basis of approximately $1.0 million per day of delay caused by Kellogg Brown & Root, subject to a total cap on liquidated damages of 10% of the final contract amount (yielding a cap of approximately $266.0 million as of September 30, 2003). The amount of liquidated damages could have a material adverse effect on our financial condition and results of operations.

          ALTHOUGH WE HAVE IMPLEMENTED AN AGREEMENT TO SETTLE AND/OR ARBITRATE CERTAIN CLAIMS, KELLOGG BROWN & ROOT MAY HAVE TO PAY SUBSTANTIAL ADDITIONAL AMOUNTS AND MAY NOT RECOVER AMOUNTS IT EXPECTS TO RECOVER.

          In June 2003, Halliburton, Kellogg Brown & Root and Petrobras, on behalf of the project owner, entered into a non-binding heads of agreement that would resolve some of the disputed issues between the parties, subject to final agreement and lender approval. In November 2003, final agreements implementing the terms of the heads of agreement, as well as lender approval and successful completion of all conditions precedent were completed. The original completion date for the Barracuda project was December 2003 and the original completion date for the Caratinga project was April 2004. Under the agreements implementing the heads of agreement, the project owner granted an extension of time to the original completion dates and other milestone dates that average approximately 12 months. In addition, the owner has agreed to delay any attempt to assess the original liquidated damages against Kellogg Brown & Root for project delays beyond 12 months and up to 18 months, delay any drawing of letters of credit with respect to such liquidated damages and delay the return of any of the $300.0 million in advance payments. The agreements implementing the heads of agreement also provide for a separate liquidated damages calculation of $450,000 per day for each of the Barracuda and the Caratinga vessels if delayed beyond 18 months from the original schedule (subject to the total cap on liquidated damages of 10% of the final contract amount). Although the agreements implementing the heads of agreement do not delay the drawing of letters of credit for these liquidated damages, the master letter of credit facility will provide for any such draw while it is in effect. The extension of the original completion dates and other milestones reduces the likelihood of Kellogg Brown & Root incurring liquidated damages on the project. Nevertheless, Kellogg Brown & Root continues to have exposure for substantial liquidated damages for delays in the completion of the project.

          Under the agreements implementing the heads of agreement, the project owner has agreed to pay $69.0 million of Kellogg Brown & Root's disputed claims (which are included in the $182.0 million of probable unapproved claims as of September 30, 2003) and to arbitrate additional claims. The maximum recovery from the claims to be arbitrated is capped at $375.0 million. The agreements implementing the heads of agreement also allow the project owner or Petrobras to arbitrate additional claims against Kellogg Brown & Root, not including liquidated damages, the maximum recovery from which is capped at $380.0 million.

          Kellogg Brown & Root is also continuing discussions with Petrobras in an effort to resolve most remaining open issues between them. However, there can be no assurance that those issues will be resolved. Notwithstanding finalization of the agreements implementing the heads of agreement and the discussions with Petrobras, Kellogg Brown & Root continues to be at risk for the recovery of the amounts of its claims, for the payment of substantial liquidated damages and for the letters of credit being drawn. Should any of these events occur, they could have a material adverse effect on our financial condition and results of operations.

          FUNDING OF THE PROJECT MAY BE INSUFFICIENT TO COVER ALL AMOUNTS CLAIMED BY KELLOGG BROWN & ROOT.

          The project owner has procured project finance funding obligations from various lenders to finance the payments due to Kellogg Brown & Root under the contract. The project owner currently has no other committed source of funding on which we can necessarily rely other than the project finance funding for the project. In addition, although the project financing includes borrowing capacity in excess of the original contract amount, only $250.0 million of this additional borrowing capacity is reserved for increases in the contract amount payable to Kellogg Brown & Root and its subcontractors.

          Under the loan documents, the availability date for loan draws expired December 1, 2003, and the project owner drew down all remaining available funds on that date. As a condition precedent to the draw down of the remaining funds, the project owner was required to escrow the funds for the exclusive use of paying project costs. With limited exceptions, these funds may not be paid to Petrobras or its subsidiary (which is funding the drilling costs of the project) until all amounts due to Kellogg Brown & Root, including amounts due for the claims, are liquidated and paid. While this potentially reduces the risk that the funds would not be available for payment to Kellogg Brown & Root, Kellogg Brown & Root is not party to the arrangement between the lenders and the project owner and can give no assurance that there will be adequate funding to cover current or future Kellogg Brown & Root claims and change orders.

          Kellogg Brown & Root has now begun to fund operating cash shortfalls on the project and would be obligated to fund such shortages over the remaining project life in an amount we currently estimate to be approximately $500.0 million (assuming generally that neither we nor the project owner are successful in recovering claims against the other and that no liquidated damages are imposed). Under the same assumptions, except assuming that Kellogg Brown & Root recovers unapproved claims in the amounts currently recorded on our books, the cash shortfall would be approximately $320.0 million. There can be no assurance that Kellogg, Brown & Root will recover the amount of unapproved claims on its books, or any amounts in excess of that amount.

          WE MAY BE REQUIRED TO PAY ADDITIONAL VALUE ADDED TAXES RELATED TO THE BARRACUDA-CARATINGA PROJECT.

          Value added taxes of up to $293.0 million may be or become due on the project. Petrobras and the project owner are contesting the reimbursability of up to $227.0 million of these potential value added taxes. The contract provides that Kellogg Brown & Root is responsible for taxes in effect on the contract date, but will be reimbursed for increased costs due to changes in the tax laws that occur after the date of the contract. The parties agree that certain changes in the tax laws occurred after the date of the contract, but do not agree on how much of the increase in taxes was due to that change or which party is responsible for ultimately paying these taxes. Prior to the issuance of Decree 34,524 discussed below, up to approximately $144.0 million of value added taxes may have already become due on the project and, in addition, up to approximately $100.0 million of value added taxes may be due in stages from January 2004 through April 2004, with the balance due in stages later in 2004. Without Decree 34,524, depending on when the value added taxes are deemed due and when they are paid, penalties and interest on the taxes of between $40-$100 million may also be due, the reimbursability of which the project owner may also contest.

          On December 16, 2003, the State of Rio de Janeiro issued Decree 34,524. This decree recognizes that Petrobras is entitled to a credit for the value added taxes paid on the project. The decree also provides that the value added taxes that may have become due on the project, but which had not yet been paid, may be paid in January 2004 without penalty or interest. In response to the decree, Kellogg Brown & Root and Petrobras have entered into an agreement whereby Petrobras has agreed to (1) directly pay the value added taxes due on all imports on the project (including a payment in January 2004 of approximately $150.0 million for imports on the project to date) and (2) reimburse Kellogg Brown & Root for value added taxes paid on local purchases (approximately $100.0 million of which will become due in 2004).

          It is unclear whether Kellogg Brown & Root may be required to reimburse Petrobras for the cost of the time value of money on the value added tax that Petrobras paid. In addition, the validity of Decree 34,524 has been challenged in court in Brazil. If Decree 34,524 is overturned or rescinded, or if the Petrobras credits are lost for any other reason not due to actions by Petrobras, the issue of who must ultimately bear the cost of the value added taxes is to be decided on the basis of the law as it existed prior to Decree 34,524. There can be no assurance that we will not be required to pay all or a portion of these value added taxes and obligations.

 A JOINT VENTURE IN WHICH A HALLIBURTON UNIT PARTICIPATES IS UNDER INVESTIGATION AS A RESULT OF PAYMENTS MADE IN CONNECTION WITH A LIQUEFIED NATURAL GAS PROJECT IN NIGERIA.

     It has been reported that a French magistrate is investigating $180.0 million in payments made by TSKJ in connection with a multi-billion dollar project to build and expand a liquefied natural gas plant in Nigeria. TSKJ is a joint venture registered in Madeira, Portugal whose members are Technip SA of France, ENI SpA of Italy, Japan Gasoline Corp. and Kellogg Brown & Root, which owns 25% of the venture. The Paris public prosecutor's office is probing whether the payments were illegal.

     The U.S. Department of Justice and the SEC have asked Halliburton for cooperation and access to information in reviewing these matters and are reviewing the allegations in light of the requirements of the U.S. Foreign Corrupt Practices Act. Halliburton has engaged outside counsel to investigate any allegations and is cooperating with the government's inquiries. However, there can be no assurance that this matter will not lead to additional allegations or that the joint venture or we will not have to defend against these and other similar allegations. There can be no assurance that our current view of these matters will be correct. If illegal payments were made, this matter could have a material adverse affect on our business and results of operations.

  WE MAY PURSUE ACQUISITIONS, DISPOSITIONS, INVESTMENTS AND JOINT VENTURES, WHICH COULD AFFECT OUR RESULTS OF OPERATIONS.

     We may actively seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, investments or contractual arrangements or joint ventures. These transactions would be intended to result in the realization of savings, the creation of efficiencies, the generation of cash or income or the reduction of risk. Acquisition transactions may be financed by additional borrowings or by the issuance of common stock of Halliburton. These transactions may also affect our results of operations.

     These transactions also involve risks and we cannot assure you that:

     - any acquisitions would result in an increase in income;

     - any acquisitions would be successfully integrated into our operations;

     - any disposition would not result in decreased revenue or cash flow;

     - any dispositions, investments, acquisitions or integrations would not divert management resources; or

     - any dispositions, investments, acquisitions or integrations would not have an adverse effect on our results of operations or financial condition.

     We conduct some operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. This could potentially adversely affect the business and operations of the joint venture and, in turn, our business and operations.

  A SIGNIFICANT PORTION OF OUR ENGINEERING AND CONSTRUCTION PROJECTS IS ON A FIXED-PRICE BASIS, SUBJECTING US TO THE RISKS ASSOCIATED WITH COST OVER-RUNS AND OPERATING COST INFLATION.

     We contract to provide services either on a time-and-materials basis or on a fixed-price basis, with fixed-price (or lump sum) contracts accounting for approximately 19% of our revenues for the nine months ended September 30, 2003 and 21% of our revenues for the year ended December 31, 2002. We bear the risk of cost over-runs, operating cost inflation, labor availability and productivity and supplier and subcontractor pricing and performance in connection with projects covered by fixed-price contracts. Our failure to estimate accurately the resources and time required for a fixed-price project, or our failure to complete our contractual obligations within the time frame committed, could have a material adverse effect on our business, results of operations and financial condition.

  CHANGES IN GOVERNMENTAL SPENDING AND CAPITAL SPENDING BY OUR CUSTOMERS MAY ADVERSELY AFFECT US.

     Our business is directly affected by changes in governmental spending and capital expenditures by our customers. Some of the changes that may adversely affect us include:

     - a decrease in the magnitude of governmental spending and outsourcing for military and logistical support of the type that we provide;

     - an increase in the magnitude of governmental spending and outsourcing for military and logistical support, which can adversely affect our liquidity needs as a result of additional or continued working capital requirements to support this work;

     - a decrease in capital spending by customers in the oil and gas industry for exploration, development, production, processing, refining and pipeline delivery networks;

     - a decrease in capital spending by governments for infrastructure projects of the type that we undertake; and

     - the consolidation of our customers, which has (1) caused customers to reduce their capital spending, which has in turn reduced the demand for our services and products, and (2) resulted in customer personnel changes, which in turn affects the timing of contract negotiations and settlements of claims and claim negotiations with engineering and construction customers on cost variances and change orders on major projects.

  WE ARE SUSCEPTIBLE TO ADVERSE WEATHER CONDITIONS IN OUR REGIONS OF OPERATIONS.

     Our business may be adversely affected by severe weather, particularly in the Gulf of Mexico where we have significant operations. Repercussions of severe weather conditions may include:

     - evacuation of personnel and curtailment of services;

     - weather related damage to offshore drilling rigs resulting in suspension of operations;

     - weather related damage to our facilities;

     - inability to deliver materials to jobsites in accordance with contract schedules; and

     - loss of productivity.

     Because demand for natural gas in the United States drives a disproportionate amount of our Energy Services Group's United States business, warmer than normal winters in the United States are detrimental to the demand for our services to gas producers.

  WE ARE SUBJECT TO VARIOUS OPERATIONAL AND PERFORMANCE RISKS RELATED TO PROJECTS WE UNDERTAKE AND SERVICES THAT WE PROVIDE.

     We are subject to various operational and performance risks related to projects we undertake and services that we provide. These risks include:

     - changes in the price or the availability of commodities that we use;

     - non-performance, default or bankruptcy of joint venture partners, key suppliers or subcontractors;

     - risks that result from performing fixed-price projects (see "-- A significant portion of our engineering and construction projects is on a fixed-price basis, subjecting us to the risks associated with cost over-runs and operating cost inflation" above); and

     - risks that result from entering into complex business arrangements for technically demanding projects where failure by one or more parties could result in monetary penalties.

  OUR ABILITY TO COMPETE OUTSIDE OF THE UNITED STATES MAY BE ADVERSELY AFFECTED BY GOVERNMENTAL REGULATIONS PROMULGATED IN NUMEROUS COUNTRIES IN WHICH WE TRANSACT BUSINESS.

     Governmental regulations promulgated in the numerous countries in which we transact business may require us to engage in business practices that may not be to our benefit. Those kinds of regulations frequently:

     - encourage or mandate the hiring of local contractors or suppliers; and

     - require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
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

     As a result, we may be required to engage in business practices that are uneconomical and that could adversely impact our results of operations.

  SOME OF OUR NON-U.S. SUBSIDIARIES OPERATE IN IRAN AND LIBYA, AND WE ARE RESPONDING TO AN INQUIRY FROM THE OFFICE OF FOREIGN ASSETS CONTROL REGARDING ONE OF OUR NON-U.S. SUBSIDIARIES' OPERATIONS IN IRAN.

     We have a Cayman Islands subsidiary with operations in Iran, and other European subsidiaries that manufacture goods destined for Iran and/or render services to Iran, and we have several non-U.S. subsidiaries and/or non-U.S. joint ventures that operate in or manufacture goods destined for, or render services to, Libya. The United States imposes trade restrictions and economic embargoes that prohibit U.S. incorporated entities and U.S. citizens and residents from engaging in commercial, financial or trade transactions with some foreign countries, including Iran and Libya, unless authorized by the Office of Foreign Assets Control, or OFAC, of the U.S. Treasury Department or exempted by statute. Criminal penalties for violations range up to $500,000 in fines per count for corporations, or twice the gross pecuniary gain or loss, if greater. Civil penalties of up to $11,000 per count may also be imposed by OFAC.

     We received and responded to an inquiry in mid-2001 from OFAC with respect to the operations in Iran by a Halliburton subsidiary that is incorporated in the Cayman Islands. The OFAC inquiry requested information with respect to compliance with the Iranian Transaction Regulations. Our 2001 written response to OFAC stated that we believed that we were in full compliance with applicable sanction regulations. In January 2004, we received a follow-up letter from OFAC requesting additional information. We are making further investigations based on questions raised in the most recent letter.

  WE ARE SUBJECT TO TAXATION IN MANY JURISDICTIONS AND THERE ARE INHERENT UNCERTAINTIES IN THE FINAL DETERMINATION OF OUR TAX LIABILITIES.

     We have operations in more than 100 countries other than the United States and as a result are subject to taxation in many jurisdictions. Therefore, the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Foreign income tax returns of foreign subsidiaries, unconsolidated affiliates and related entities are routinely examined by foreign tax authorities. These tax examinations may result in assessments of additional taxes or penalties or both. Additionally, new taxes, such as the proposed excise tax in the United States targeted at heavy equipment of the type we own and use in our operations, could negatively affect our results of operations.

  WE ARE SUBJECT TO SIGNIFICANT FOREIGN EXCHANGE AND CURRENCY RISKS THAT COULD ADVERSELY AFFECT OUR OPERATIONS AND OUR ABILITY TO REINVEST EARNINGS FROM OPERATIONS.

     A sizable portion of our consolidated revenues and consolidated operating expenses are in foreign currencies. As a result, we are subject to significant risks, including:

     - foreign exchange risks resulting from changes in foreign exchange rates and the implementation of exchange controls such as those experienced in Argentina in late 2001 and early 2002; and

     - limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

     We do business in countries that have non-traded or "soft" currencies which have restricted or limited trading markets. We may accumulate cash in soft currencies and we may be limited in our ability to convert our profits into U.S. dollars or to repatriate the profits from those countries.

  OUR ABILITY TO LIMIT OUR FOREIGN EXCHANGE RISK THROUGH HEDGING TRANSACTIONS MAY BE LIMITED.

     We selectively use hedging transactions to limit our exposure to risks from doing business in foreign currencies. For those currencies that are not readily convertible, our ability to hedge our exposure is limited because financial hedge instruments for those currencies are nonexistent or limited. Our ability to hedge is also limited because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient.

     In addition, the risk inherent in the use of derivative instruments of the sort that we use could cause a change in the value of the derivative instruments as a result of:

     - adverse movements in foreign exchange rates;

     - interest rates;

     - commodity prices; or

     - the value and time period of the derivative being different than the exposures or cash flows being hedged.

  WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL REQUIREMENTS THAT IMPOSE ON US OBLIGATIONS OR RESULT IN OUR INCURRING LIABILITIES THAT WILL ADVERSELY AFFECT OUR RESULTS OF OPERATIONS OR FOR WHICH OUR FAILURE TO COMPLY COULD ADVERSELY AFFECT US.

     Our businesses are subject to a variety of environmental laws, rules and regulations in the United States and other countries, including those covering hazardous materials and requiring emission performance standards for facilities. For example, our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. Environmental requirements include, for example, those concerning:

     - the containment and disposal of hazardous substances, oilfield waste and other waste materials;

     - the use of underground storage tanks; and

     - the use of underground injection wells.

     Environmental requirements generally are becoming increasingly strict. Sanctions for failure to comply with these requirements, many of which may be applied retroactively, may include:

     - administrative, civil and criminal penalties;

     - revocation of permits; and

     - corrective action orders, including orders to investigate and/or clean up contamination.

     Failure on our part to comply with applicable environmental requirements could have an adverse effect on our consolidated financial condition. We are also exposed to costs arising from environmental compliance, including compliance with changes in or expansion of environmental requirements, such as the potential regulation in the United States of our Energy Services Group's hydraulic fracturing services and products as underground injection, which may have a material adverse effect on our business, financial condition, operating results or cash flows.

     We are exposed to claims under environmental requirements and from time to time such claims have been made against us. In the United States, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Liability for damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our consolidated results of operations.

  DEMAND FOR OUR SERVICES MAY BE ADVERSELY AFFECTED BY ENVIRONMENTAL
  REQUIREMENTS.

     Changes in environmental requirements may negatively impact demand for our services. For example, activity by oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). Such a decline, in turn, could have a material adverse effect on us.
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

  WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

     We rely on a variety of intellectual property rights that we use in our products and services. We may not be able to successfully preserve these intellectual property rights in the future and these rights could be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our products and services may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could adversely affect our competitive position.

  IF WE DO NOT DEVELOP NEW COMPETITIVE TECHNOLOGIES AND PRODUCTS OR IF OUR PROPRIETARY TECHNOLOGIES, EQUIPMENT, FACILITIES OR WORK PROCESSES BECOME OBSOLETE, OUR BUSINESS AND REVENUES MAY BE ADVERSELY AFFECTED.

     The market for our products and services is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to design, develop and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and revenues will be adversely affected and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment and facilities or work processes become obsolete, we may no longer be competitive and our business and revenues will be adversely affected.

  WE MAY BE UNABLE TO EMPLOY A SUFFICIENT NUMBER OF TECHNICAL PERSONNEL.

     Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize and enhance these products and services. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase, our margins could decrease and our growth potential could be impaired.

RISKS RELATING TO THE NOTES

  OUR FINANCIAL CONDITION IS DEPENDENT ON THE EARNINGS OF OUR SUBSIDIARIES.

     We are a holding company and our assets consist primarily of direct and indirect ownership interests in, and our business is conducted substantially through, our subsidiaries. Consequently, our ability to repay our debt, including the notes, depends on the earnings of our subsidiaries, as well as our ability to receive funds from our subsidiaries through dividends, repayment of intercompany notes or other payments. The ability of our subsidiaries to pay dividends, repay intercompany debt or make other advances to us is subject to restrictions imposed by applicable laws (including bankruptcy laws), tax considerations and the terms of agreements governing our subsidiaries. Our foreign subsidiaries in particular may be subject to currency controls, repatriation restrictions, withholding obligations on payments to us, and other limits. If we do not receive such funds from our subsidiaries, our financial condition would be materially adversely affected.

  YOU WILL HAVE NO RECOURSE AGAINST OUR SUBSIDIARIES IN THE EVENT OF A DEFAULT ON THE NOTES.

     As a holding company, we rely primarily on dividends from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. See "-- Our financial condition is dependent on the earnings of our subsidiaries" above. We are a legal entity separate and distinct from our subsidiaries, and holders of the notes will be able to look only to us for payments on the notes. In addition, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subject to the satisfaction of claims of the subsidiaries' creditors. Consequently, the notes will be subordinate to all liabilities, including their guarantees of our other indebtedness and their trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Borrowings under the credit facilities that we entered into in connection with our proposed settlement are guaranteed by some of our subsidiaries. See "Description of Selected Settlement-Related Indebtedness."

  THE NOTES WILL BE EFFECTIVELY JUNIOR TO ALL SECURED INDEBTEDNESS UNLESS THEY ARE ENTITLED TO BE EQUALLY AND RATABLY SECURED.

     The notes will be our unsecured obligations and will rank equally with all our other unsecured indebtedness. However, the notes are structurally subordinated to indebtedness of our subsidiaries and effectively subordinated to our secured debt to the extent of the value of the assets securing such debt. As of the date of this prospectus, we have no outstanding advances under our new master letter of credit facility and our new revolving credit facility and no other outstanding secured indebtedness. Under our new master letter of credit facility and our new revolving credit facility, the lenders have limited the amount of indebtedness we can issue after October 31, 2003 that would be equally and ratably secured with indebtedness under the master letter of credit facility and the revolving credit facility to $950.0 million. This amount has been reduced to $450.0 million as a result of our issuance of $500.0 million aggregate principal amount of senior notes due 2007 on January 26, 2004. Subsequent to the end of the third quarter, we entered into (1) a delayed-draw term facility for up to $1.0 billion, which has been reduced to approximately $500.0 million by the net proceeds of our recent issuance of senior notes due 2007 and is subject to further reduction, to be available for cash funding of the trusts for the benefit of asbestos and silica claimants; (2) a master letter of credit facility intended to ensure that existing letters of credit supporting our contracts remain in place during the Chapter 11 filing; and (3) a $700.0 million three-year revolving credit facility for general working capital purposes. Although the master letter of credit facility and the $700.0 million revolving credit facility are now effective, there are a number of conditions precedent that must be met before the delayed-draw term facility will become effective and available for our use, including bankruptcy court approval and federal district court confirmation of the plan of reorganization. See "Description of Selected Settlement-Related Indebtedness." The indenture governing the notes permits us to incur an amount of Secured Debt (as defined in the notes) up to 5% of our consolidated net tangible assets before the notes will be entitled to equal and ratable security and the notes are effectively junior to any secured indebtedness until the notes are entitled to be equally and ratably secured. In addition, certain of our notes, including our 8.75% notes due 2021, our senior notes due 2005, our 5 1/2% senior notes due 2010, our medium-term notes, our 7.6% debentures due 2096 and our senior notes due 2007 will, and certain new issuances may, be entitled to be secured on the same basis as the notes.

     In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

  BECAUSE WE ARE A HOLDING COMPANY, THE NOTES ARE STRUCTURALLY SUBORDINATED TO ALL OF THE INDEBTEDNESS OF OUR SUBSIDIARIES.

     The notes are a general unsecured obligation of Halliburton. We are a holding company and our assets consist primarily of direct and indirect ownership interests in, and our business is conducted substantially through, our subsidiaries. As a consequence, any of our indebtedness, including the notes, are structurally subordinated to all of the indebtedness of our subsidiaries. In addition, because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise, and the ability of holders of the notes to benefit indirectly from that kind of distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we are recognized as a creditor of that subsidiary. All obligations of our subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us. At September 30, 2003, the aggregate indebtedness of our subsidiaries was approximately $402.0 million, and other liabilities of our subsidiaries, including trade payables, accrued compensation, advanced billings, income taxes payable and other liabilities (other than asbestos and intercompany liabilities) were approximately $4.3 billion, and accrued asbestos liabilities were approximately $3.4 billion. Subsequent to September 30, 2003, we completed an exchange offer in which we issued approximately $294.0 million of our new 7.6% debentures due 2096 in exchange for a like amount of outstanding 7.60% debentures due 2096 of DII Industries, which reduced the aggregate indebtedness of our subsidiaries to approximately $108.0 million. In addition, while the notes will not be guaranteed by any of our subsidiaries, borrowings under the letter of credit facility and revolving credit facility described under "Description of Selected Settlement-Related Indebtedness" will be guaranteed by some of our subsidiaries. We also have joint ventures and subsidiaries in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These joint ventures and less than wholly owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes. Accordingly, the notes are effectively subordinated to all existing and future liabilities of our subsidiaries and all liabilities of any of our future subsidiaries.

  WE MAY INCUR ADDITIONAL INDEBTEDNESS RANKING EQUAL TO THE NOTES.

     If we incur any additional debt that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

  WE WILL BE ABLE TO INCUR MORE INDEBTEDNESS AND THE RISKS ASSOCIATED WITH OUR LEVERAGE, INCLUDING OUR ABILITY TO SERVICE OUR INDEBTEDNESS, WILL INCREASE AS WE INCUR ADDITIONAL INDEBTEDNESS.

     As of September 30, 2003, we had approximately $2.412 billion of indebtedness, representing a total debt to capitalization ratio of 40%. In October 2003, we issued additional indebtedness in an aggregate principal amount of $1.05 billion, in January 2004, we issued additional indebtedness in an aggregate principal amount of $500.0 million, and we anticipate issuing additional indebtedness to finance the remaining cash portion of our proposed settlement. Until we are able to issue additional securities as necessary to fund the remaining cash contribution requirement of the proposed settlement, we will use the funds available under the $500.0 million delayed-draw term facility that we entered into subsequent to the third quarter 2003, if it has become effective. In December 2003, our new Master LC Facility and our new Revolving Credit Facility became effective. See "Description of Selected Settlement-Related Indebtedness." Further, the indenture that governs the notes does not restrict us from issuing additional indebtedness. If our level of debt becomes substantial, the risks associated with our leverage could have important consequences to you, including the following:

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

     - we would be obligated to use a substantial portion of our cash flow from operations to pay interest and principal on the notes and other indebtedness, which will reduce the funds available to us for other purposes such as potential acquisitions and capital expenditures;

     - we could potentially have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

     - we would be more vulnerable to general economic downturns and adverse developments in our business.

     We expect to obtain money to pay our expenses and to pay the principal and interest on the notes and other debt from cash flow from distributions from our subsidiaries. Our ability to meet our expenses depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. The failure to generate sufficient cash flow could significantly adversely affect the value of the notes.

  THERE IS NO TRADING MARKET FOR THE NOTES AND THERE MAY NEVER BE ONE.

     The notes are new securities for which currently there is no trading market. We do not currently intend to apply for listing of the notes on any securities exchange. The liquidity of any market for the notes will depend on the number of holders of the notes, the interest of securities dealers in making a market in the notes and other factors. Accordingly, we cannot assure you as to the development of liquidity of any market for the notes. Further, if markets were to develop, the market price for the notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

  WE MAY NOT BE ABLE TO PURCHASE THE NOTES UPON AN AGREED PURCHASE DATE OR A FUNDAMENTAL CHANGE AND MAY NOT BE OBLIGATED TO PURCHASE THE NOTES UPON CERTAIN CORPORATE TRANSACTIONS.

     On July 15, 2008, July 15, 2013 and July 15, 2018, holders of the notes may require us to purchase their notes for cash. In addition, before July 15, 2008, holders of the notes may require us to purchase their notes upon a Fundamental Change. However, it is possible that we would not have sufficient funds to make the required purchase of the notes and we may be required to secure third-party financing to do so. However, we may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to us or at all. A Fundamental Change under the indenture may also result in an event of default under our new credit facilities, which may cause the acceleration of our other indebtedness, in which case, we would be required to repay in full our secured indebtedness before we repay the notes. Our future indebtedness may also contain restrictions on our ability to repurchase the notes upon certain events, including transactions that could constitute a Fundamental Change under the indenture. Our failure to repurchase the notes upon a Fundamental Change would constitute an event of default under the indenture and would have a material adverse effect on our financial condition. Further, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, may not constitute a Fundamental Change under the indenture and would not trigger our obligation to repurchase the notes. See "Description of Notes -- Purchase of Notes by Us at Option of the Holder" and "-- Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder."

     The Fundamental Change and other provisions in the indenture relating to consolidation, merger, sale or conveyance of all or substantially all assets may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, spin-off, merger or other similar transaction, unless such transaction constitutes a Fundamental Change or a consolidation, merger, sale or conveyance of all or substantially all assets under the indenture. Such a transaction may not trigger your right to convert the notes or our obligation to repurchase the notes. Except as described above, the indenture does not contain provisions that permit the holders of the notes to convert the notes or require us to repurchase or redeem the notes in an event of a takeover, recapitalization, spin-off or similar transaction. There can be no assurance that the trading price of the notes would not be materially and adversely affected by such a transaction.

  WE EXPECT THAT THE TRADING VALUE OF THE NOTES WILL BE SIGNIFICANTLY AFFECTED BY THE PRICE OF OUR COMMON STOCK.

     The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue.

  THE AVAILABILITY OF SHARES OF OUR COMMON STOCK FOR FUTURE SALE COULD DEPRESS OUR STOCK PRICE AND ADVERSELY AFFECT THE VALUE OF THE NOTES.

     Under the proposed settlement, we would issue 59.5 million shares of our common stock to one or more trusts for the benefit of asbestos and silica personal injury claimants. Although the shares will initially have transfer restrictions, the shares may be registered under certain circumstances in which case they would have few or no restrictions on their transfer. Sales by the trusts and other stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. Because the notes are convertible into our common stock, any decline in our stock price could adversely affect the value of the notes.

  WE MAY ISSUE PREFERRED STOCK WHOSE TERMS COULD ADVERSELY AFFECT THE VOTING POWER OR VALUE OF OUR COMMON STOCK.

     Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock which the notes are convertible into thereby adversely affecting the value of the notes. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock which the notes are convertible into, thereby adversely affecting the value of the notes.

  OUR STOCKHOLDER RIGHTS PLAN AND PROVISIONS OF DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF US, EVEN IF THAT CHANGE WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     We have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in us without advance approval of our board of directors. In addition, the Delaware General Corporation Law would impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. The stockholder rights plan and Delaware law could delay or prevent a change in control of us, even if that change would be beneficial to our stockholders. Since the notes are convertible into our common stock this could adversely affect the value of the notes.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the underlying common stock.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is traded on the New York Stock Exchange and on the Swiss Exchange under the symbol "HAL". On February 5, 2004, the last reported sales price of our common stock on the New York Stock Exchange was $29.40. The following table presents the range of high and low quarterly sales prices of our common stock on the New York Stock Exchange since January 1, 2002.

                                                                    PRICE
                                                              -----------------
                                                               HIGH       LOW
                                                              -------   -------
2002
First Quarter...............................................  $ 18.00   $  8.60
Second Quarter..............................................    19.63     14.60
Third Quarter...............................................    16.00      8.97
Fourth Quarter..............................................    21.65     12.45
2003
First Quarter...............................................  $ 22.10   $ 17.20
Second Quarter..............................................    25.37     19.98
Third Quarter...............................................    25.90     20.50
Fourth Quarter..............................................    27.20     22.23
2004
First Quarter (through February 5)..........................  $ 30.68   $ 25.80

     Cash dividends on common stock in the amount of $0.125 per share were paid in March, June, September and December of 2001, 2002 and 2003. Our board of directors intends to consider the payment of quarterly dividends on the outstanding shares of our common stock in the future. The declaration and payment of future dividends, however, will be at the discretion of the board of directors and will depend upon, among other things:

     - future earnings;

     - general financial condition and liquidity;

     - success in business activities;

     - capital requirements;

     - debt covenants; and

     - general business conditions.

     At December 31, 2003, there were approximately 24,143 shareholders of record. In calculating the number of shareholders, we consider clearing agencies and security position listings as one shareholder for each agency or listing.

            DESCRIPTION OF SELECTED SETTLEMENT-RELATED INDEBTEDNESS

     In connection with the plan of reorganization contemplated by the proposed settlement, subsequent to the end of third quarter 2003, we entered into (1) a delayed-draw term facility for up to $1.0 billion, which has been reduced to approximately $500.0 million by the net proceeds of our recent issuance of senior notes due 2007 and is subject to further reduction, to be available for cash funding of the trusts for the benefit of asbestos and silica claimants; (2) a master letter of credit facility intended to ensure that existing letters of credit supporting our contracts remain in place during the Chapter 11 filing; and (3) a $700.0 million three-year revolving credit facility for general working capital purposes. Although the master letter of credit facility and the $700.0 million revolving credit facility are now effective, there are a number of conditions that must be met before the delayed-draw term facility will become effective and available for our use, including bankruptcy court approval and federal district court confirmation of the plan of reorganization. See "Risk Factors -- Risks Relating to Asbestos and Silica Liability -- Our credit facilities may not provide us with the necessary financing to complete the proposed settlement." The notes will share in the collateral pledged to secure the new credit facilities at times when the threshold for Secured Debt (as defined in the notes) is exceeded by advances and letter of credit drawings under the new secured credit facilities.

     The following discussion is a summary of selected provisions of the facilities described in the first paragraph of this "Description of Selected Settlement-Related Indebtedness." It does not restate the facilities in their entirety and this summary is qualified in its entirety by reference to the full and complete text of the facilities, which have been filed with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

SENIOR UNSECURED CREDIT FACILITY

     In connection with the plan of reorganization contemplated by the proposed settlement, we entered into a senior unsecured delayed, multi-draw term loan facility for up to $1.0 billion, which has been reduced to approximately $500.0 million by the net proceeds of our recent issuance of senior notes due 2007 and is subject to further reduction (the "Senior Unsecured Credit Facility"), to finance, if needed, the payments to be made by Halliburton under the plan of reorganization and the related transaction costs.

     When and if effective, the Senior Unsecured Credit Facility will be available in two drawings.

     Drawings under the Senior Unsecured Credit Facility are subject to satisfaction of certain conditions precedent, including confirmation of the contemplated plan of reorganization.

     We may, upon at least five business days' notice, terminate or cancel, in whole or in part, the unused portion of the Senior Unsecured Credit Facility; provided that each partial reduction must be in an amount of $10.0 million or an integral multiple of $1.0 million in excess thereof. We may also, upon at least five business days' notice and at the end of any applicable interest period, prepay, in full or in part, the Senior Unsecured Credit Facility without penalty; provided, however, that each partial prepayment must be in an amount of $10.0 million or an integral multiple of $1.0 million in excess thereof.

     The Senior Unsecured Credit Facility would require us to apply the following proceeds to prepay amounts outstanding and/or reduce commitments under the Senior Unsecured Credit Facility:

     - net cash proceeds from any debt incurrence or equity issuance, subject to certain exceptions;

     - net cash proceeds from the sale of assets by us and our subsidiaries, subject to certain exceptions; and

     - all insurance proceeds received by us in respect of asbestos or silica claims;

provided that, to the extent such proceeds are available to us before the first drawdown date, such proceeds will ratably reduce the commitments under the Senior Unsecured Credit Facility and to the extent such proceeds are available to us after the first drawdown date, such proceeds will be used to prepay, the Senior Unsecured Credit Facility, in each case, with respect to any prepayment, without premium or penalty, but with breakage costs if applicable.

     The interest rate per annum (calculated on a 360-day basis) applicable to the advances is (1) the London interbank offered rate for deposits in U.S. dollars at 11:00 a.m. (London time) two business days before the first day of any interest period for a period equal to such interest period, plus a margin ranging from 0.875% to 1.875% which margin will be based on the lower of our credit rating by Standard & Poor's and Moody's (the "Applicable Margin") or (2) at our option, the highest of (a) the base rate of Citibank, N.A., (b) the Federal Funds rate plus 0.50% and (c) the latest three-week moving average of secondary market morning offering rates for three-month certificates of deposit, as determined by Citibank and adjusted for the cost of reserves and FDIC insurance assessments plus 0.50%, plus, in each case, a margin ranging from 0% to 0.875% based on the lower of our credit rating by Standard & Poor's and Moody's (the "Base Rate").

     We may select interest periods of one, two, three or six months for LIBOR rate advances. Interest based on the LIBOR rate would be payable in arrears at the end of the selected interest period, but no less frequently than quarterly. Interest based on the Base Rate would be payable monthly in arrears.

     During the continuance of any default under the loan documentation, the interest rate on all advances owing under the loan documentation would increase by 2% per annum.

     One half of the amount drawn (as reduced by any prepayments) would be due and payable on the date which is 120 days from the date of the first draw, and all other outstanding amounts will be due on the date which is 364 days from the date of the first draw.

MASTER LC FACILITY

     In connection with the plan of reorganization contemplated by the proposed settlement, Halliburton (and to the extent that they are account parties in respect of specified existing letters of credit, DII Industries and Kellogg Brown & Root) entered into a senior secured master letter of credit facility (the "Master LC Facility") with a syndicate of banks made up of those banks holding at least 90% of the face amount of certain of our then existing letters of credit. The Master LC Facility is now effective. The Master LC Facility covers at least 90% of the face amount of certain of our existing letters of credit such credit to be provided by each lender to the extent of any draw on an existing letter of credit issued by it. In addition, the Master LC Facility provides a discretionary facility for the issuance of new letters of credit, so long as the total facility does not exceed an amount equal to the amount of the facility at closing plus $250.0 million. The existing letters of credit issued by the lenders entering into the Master LC Facility and any additional letters of credit issued under the facility are referred to herein as the "Facility LCs."

     For so long as the Master LC Facility is secured by any collateral, as defined in the Master LC Facility, Halliburton Energy Services and certain domestic subsidiaries of Halliburton and Halliburton Energy Services will guaranty the obligations under the Master LC Facility. In any event, we shall remain at all times during the term of the Master LC Facility an obligor with respect to any LC Advance (as defined below) in respect of which we are not the account party. As used herein, "subsidiaries" of us and Halliburton Energy Services is determined after giving effect to the restructuring that occurred immediately prior to the Chapter 11 filing and excludes DII Industries and its subsidiaries during the period before the plan of reorganization has been confirmed and the related court orders have been entered (the "Exit Date").

     The purpose of the Master LC Facility is to provide a term-out for any draws prior to June 30, 2004, but no later than the Exit Date (the "Term-Out Date") on Facility LCs, as well as to provide collateral for the reimbursement obligations in respect thereof. During the term of the Master LC Facility prior to the Term-Out Date, any draw on a Facility LC will be funded by the lender that issued such Facility LC (each such funding, an "LC Advance"). Until the Term-Out Date, the terms of the Master LC Facility will override any reimbursement, cash collateral or other agreements or arrangements between any individual lender and the account party or any of its affiliates relating to the Facility LCs, whether or not drawn, and until such advance is repaid, the terms of the Master LC Facility will override any such agreement or arrangement relating to any Facility LC which is drawn prior to the Term-Out Date. Each lender has permanently waived any right that it might otherwise have pursuant to any such agreement or arrangement to demand cash collateral as a result of the filing of Chapter 11 proceedings.

     On the occurrence of the Term-Out Date, all LC Advances outstanding under the Master LC Facility on the Term-Out Date, if any, will become term loans payable in full on November 1, 2004 (unless prepaid prior to such date) and all undrawn Facility LCs shall cease to be subject to the terms of the Master LC Facility.

     We may, upon at least five business days' notice and at the end of any applicable interest period, prepay any portion of the LC Advances as follows:
(1) before the occurrence of the Exit Date, ratably among all lenders, with such prepayment being used to prepay the outstanding LC Advances at such time and to cash collateralize obligations at such time, and (2) after the occurrence of the Exit Date, to prepay outstanding LC Advances ratably among all lenders that have made LC Advances, in each case, without penalty.

     Prior to the occurrence of the Collateral Release Date, the Master LC Facility must be cash collateralized with the net proceeds of any sales of collateral and the net cash proceeds of any sales of other assets, subject to certain exceptions. Such cash collateral will be shared pro rata among the lenders and the lenders under the Revolving Credit Facility (as defined below). To the extent that the aggregate principal amount of all LC Advances and borrowings under the revolving credit facility exceeds 5% of the consolidated net tangible assets of Halliburton and its subsidiaries, such cash collateral will also be shared pro rata with the holders of Halliburton's 8.75% notes due 2021, senior notes due 2005, 5 1/2% senior notes due 2010, medium term notes, 7.6% debentures due 2096, senior notes due 2007, the 3 1/8% convertible senior notes due 2023 (whether registered or unregistered), and any other issue of debt of Halliburton that Halliburton may effect prior to the Exit Date (a "New Issuance") to the extent that such New Issuance includes a requirement that the holders thereof be equally and ratably secured with Halliburton's other creditors (provided that the amount of such New Issuance which may be so secured does not exceed $450.0 million). After the Exit Date, if the conditions to release of collateral have been satisfied, any cash collateral held pursuant to the preceding sentence, subject to certain exceptions, will be applied first to ratably prepay outstanding LC Advances at such time and second, to the extent required by the terms of the Senior Unsecured Credit Facility, to ratably prepay and/or reduce commitments under the Senior Unsecured Credit Facility.

     Until the date of satisfaction of the conditions for release of the collateral identified below, the Master LC Facility will be secured by a perfected, first-priority lien on (1) 100% of the stock of Halliburton Energy Services, (2) 100% of the stock or other equity interests owned by us and Halliburton Energy Services of the first-tier domestic subsidiaries of Halliburton and Halliburton Energy Services (other than Halliburton Affiliates
LLC), (3) 66% of the equity interests of Halliburton Affiliates LLC and (4) 66% of the stock or other equity interests owned by us or Halliburton Energy Services of the first-tier foreign subsidiaries of Halliburton and Halliburton Energy Services (excluding, in each case, dormant subsidiaries). In addition, if at any time prior to the Collateral Release Date our long-term senior unsecured debt is rated lower than BBB- by Standard & Poor's or lower than Baa3 by Moody's, then we shall, within 20 days in the case of personal property and within 45 days in the case of real property, take all action necessary to ensure that the Master LC Facility is also secured by a perfected, first priority lien on (a) the tangible and intangible assets (with customary exceptions) of Halliburton and Halliburton Energy Services and (b) the tangible and intangible assets (with customary exceptions) of certain of Halliburton Energy Services' directly or indirectly, wholly-owned domestic subsidiaries (except Halliburton Affiliates LLC, DII Industries LLC and each of their respective subsidiaries) (excluding, in each case, dormant subsidiaries). Such collateral will be shared pro rata with the lenders under the Revolving Credit Facility and, to the extent that the aggregate principal amount of all LC Advances under the Master LC Facility and borrowings under the Revolving Credit Facility exceeds 5% of the consolidated net tangible assets of Halliburton and its subsidiaries, such collateral would also be shared pro rata with the holders of

Halliburton's 8.75% notes due 2021, senior notes due 2005, 5 1/2% senior notes due 2010, medium term notes, 7.6% debentures due 2096, senior notes due 2007, the 3 1/8% convertible senior notes due 2023 (whether registered or unregistered) as well as any New Issuance to the extent that such New Issuance includes a requirement that the holders thereof be equally and ratably secured with Halliburton's other creditors (provided that the amount of such New Issuance which may be so secured does not exceed $450.0 million). Upon the occurrence of the Exit Date and the satisfaction of certain conditions, the Master LC Facility will be unsecured (the "Collateral Release Date"). The granting and perfection of collateral (including, without limitation, collateral consisting of foreign subsidiary stock pledges) will be subject to cost efficiency determinations reasonably made by the co-lead arrangers in consultation with us, taking into account, among other things, adverse tax consequences, administrative procedures required by local law or practice, and other parameters to be agreed.

     The interest rate per annum (calculated on a 360-day basis) applicable to the LC Advances is the London interbank offered rate for deposits in U.S. dollars at 11:00 A.M. (London time) for the two business days before the first day of any interest period for a period equal to such interest period, plus the greater of (x) the sum of the per annum rate used to calculate any fee on undrawn letters of credit payable pursuant to the original documents governing the relevant Facility LC plus 0.50% or (y) a margin ranging from 1.00% to 2.00%, which margin will be based on the lower of our credit rating by Standard & Poor's and Moody's (the "Applicable LC Facility Margin").

     We may select interest periods of one, two, three or six months for LIBOR rate advances. Interest based on the LIBOR rate would be payable in arrears at the end of the selected interest period, but no less frequently than quarterly.

     During the continuance of any default under the loan documentation, the interest rate on all advances owing under the loan documentation would increase by 2% per annum.

REVOLVING CREDIT FACILITY

     In connection with the plan of reorganization contemplated by the proposed settlement, we have replaced our existing credit agreement dated as of August 16, 2001 with a new 3-year revolving credit facility (the "Revolving Credit Facility").

     The Revolving Credit Facility provides a total commitment of up to $700.0 million. The entire commitment is available for standby and trade letters of credit (the "Letters of Credit").

     For so long as the Revolving Credit Facility is secured by any collateral as set forth below, Halliburton Energy Services and certain domestic subsidiaries of Halliburton and Halliburton Energy Services will guaranty the obligations under the Revolving Credit Facility. As used herein, "subsidiaries" of Halliburton and Halliburton Energy Services is determined after giving effect to the restructuring that occurred immediately prior to the Chapter 11 filing and excludes DII Industries and its subsidiaries during the period prior to the Exit Date.

     During the period from the closing date until satisfaction of the conditions for release of the collateral identified below, the advances and reimbursement obligations in respect of letters of credit will be secured by a perfected, first priority lien on (1) 100% of the stock of Halliburton Energy Services, (2) 100% of the stock or other equity interests owned by Halliburton or Halliburton Energy Services in certain first-tier domestic subsidiaries of Halliburton and Halliburton Energy Services (other than Halliburton Affiliates
LLC), (3) 66% of the stock or other equity interests of Halliburton Affiliates LLC and (4) 66% of the stock or other equity interests owned by Halliburton or Halliburton Energy Services of the first-tier foreign subsidiaries of Halliburton and Halliburton Energy Services (excluding, in each case, dormant subsidiaries). In addition, if at any time prior to the Collateral Release Date our long-term senior unsecured debt is rated lower than BBB- by Standard & Poor's or lower than Baa3 by Moody's, then we shall, within 20 days in the case of personal property and within 45 days in the case of real property, take all action necessary to ensure that the Revolving Credit Facility is also secured by a perfected, first priority lien on (a) the tangible and intangible assets (with customary exceptions) of Halliburton and Halliburton

Energy Services and (b) the tangible and intangible assets (with customary exceptions) of all of Halliburton Energy Services' directly or indirectly wholly-owned domestic subsidiaries (except Halliburton Affiliates LLC, DII Industries and their respective subsidiaries) (excluding, in each case, dormant subsidiaries). Prior to the occurrence of the Collateral Release Date, the Revolving Credit Facility will be required to be cash collateralized with the net proceeds of any sales of collateral, subject to certain exceptions. All collateral will be shared pro rata with the lenders under the Master LC Facility and, to the extent that the aggregate principal amount of all loans under the Revolving Credit Facility and advances under the Master LC Facility exceeds 5% of the consolidated net tangible assets of Halliburton and its subsidiaries such collateral will also be shared pro rata with the holders of Halliburton's 8.75% notes due 2021, senior notes due 2005, 5 1/2% senior notes due 2010, medium term notes, 7.6% debentures due 2096, senior notes due 2007, the 3 1/8% convertible senior notes due 2023 (whether registered or unregistered) as well as any other New Issuance to the extent that such New Issuance includes a requirement that the holders thereof be equally and ratably secured with Halliburton's other creditors (provided that the amount of such New Issuance which may be so secured does not exceed $450.0 million). Upon the occurrence of the Collateral Release Date, the Revolving Credit Facility will be unsecured.

     The interest rate per annum (calculated on a 360-day basis) applicable to the advances is (1) the London interbank offered rate for deposits in U.S. dollars at 11:00 A.M. (London time) for the two business days before the first day of any interest period for a period equal to such interest period, plus a margin ranging from prior to the Exit Date 1.00% to 2.00% and after the Exit Date 0.875% to 1.875%, which margin will be based on the lower of our credit rating by Standard & Poor's and Moody's (the "Applicable Revolving Facility Margin") or (2) at our option, the highest of (a) the base rate of Citibank, N.A., (b) the Federal Funds rate plus 0.50% and (c) the latest three-week moving average of secondary market morning offering rates for three-month certificates of deposit, as determined by Citibank and adjusted for the cost of reserves and FDIC insurance assessments plus 0.50%, plus, in each case, a margin ranging from 0% to 0.875% based on the lower of our credit rating by Standard & Poor's and Moody's, (the "Base Rate").

     We may select interest periods of one, two, three or six months for LIBOR rate advances. Interest based on the LIBOR rate would be payable in arrears at the end of the selected interest period, but no less frequently than quarterly. Interest based on the Base Rate would be payable monthly in arrears.

     During the continuance of any default under the loan documentation, the interest rate on all advances owing under the loan documentation would increase by 2% per annum.

CONDITIONS TO RELEASE OF COLLATERAL

     As described above under "-- Master LC Facility" and "-- Revolving Credit Facility," borrowings under the Master LC Facility and the Revolving Credit Facility are secured by a perfected, first-priority lien on certain of our assets. Any such liens will be released upon satisfaction of all the following conditions:

     - completion of the Chapter 11 plan of reorganization of DII Industries, Kellogg Brown & Root and some of their subsidiaries with U.S. operations, which is being used to implement the proposed settlement. For additional information about the proposed settlement, see "Prospectus Summary -- Proposed Settlement;"

     - there is no proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality that (1) could reasonably be expected to have a material adverse effect on our business, condition (financial or otherwise), operations, performance, properties or prospects on a consolidated basis except for litigation that is pending or threatened prior to the effective date of the Revolving Credit Facility and Master LC Facility and disclosed to the lenders under the Revolving Credit Facility and the Master LC Facility or (2) purports to affect the legality, validity or enforceability of our obligations or the rights and remedies of any of the lenders under the Revolving Credit Facility and the Master LC Facility, and there shall have been no material adverse change in the status or financial effect on us on a consolidated basis of the disclosed litigation;

     - our long-term senior unsecured debt is rated BBB or higher (stable outlook) by Standard & Poor's and Baa2 or higher (stable outlook) by Moody's and these ratings have been recently confirmed by Standard & Poor's and Moody's;

     - there is no material adverse change (which term shall not be deemed to refer to the commencement of the Chapter 11 filing) since December 31, 2002 in our business, condition (financial or otherwise), operations, performance, properties or prospects, except as disclosed in our June 30, 2003 quarterly report on Form 10-Q and except for the accounting charges to be taken directly in connection with the settlement payments; and

     - we are not in default under the Revolving Credit Facility or the Master LC Facility.

                              DESCRIPTION OF NOTES

     We issued the notes under an indenture dated as of June 30, 2003 between us and JPMorgan Chase Bank, as trustee (the "indenture"). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

     The following description is a summary of the material provisions of the indenture and the registration rights agreement dated as of June 30, 2003 between us and the initial purchasers of the notes. It does not restate the indenture in its entirety. We urge you to read the indenture, the notes and the registration rights agreement because they, and not this description, define your rights as holders of the notes. You may request copies of those documents in substantially the form in which they are to be executed by writing or telephoning us at our address and telephone number shown under the caption "Where You Can Find More Information."

     The definitions of capitalized terms used in this section without definition are set forth below under "-- Definitions." In this description, the words "Halliburton" and "us" mean only Halliburton Company and not any of its subsidiaries.

GENERAL

     The notes are our senior unsecured obligations and rank equally with all our other senior unsecured indebtedness. However, the notes are structurally subordinated to indebtedness of our subsidiaries and effectively subordinated to our secured debt to the extent of the value of the assets securing such debt, unless and to the extent that the notes are entitled to be equally and ratably secured. The notes are convertible into common stock as described under the caption "-- Conversion of Notes."

     We issued $1,200,000,000 aggregate principal amount of notes. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes mature on July 15, 2023 unless earlier converted, redeemed or repurchased by us.

     We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

     You are not afforded protection in the event of a highly leveraged transaction, or a change in control of us under the indenture except to the extent described below under the caption "-- Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder."

     The notes bear interest at the annual rate of 3 1/8%. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. We will pay interest on January 15 and July 15 of each year, beginning January 15, 2004 to record holders at the close of business on the preceding January 1 and July 1, as the case may be.

     We will maintain an office in New York, New York, for the payment of interest, which shall initially be an office or agency of the trustee.

     We will pay interest either by check mailed to your address as it appears in the note register or, at our option, by wire transfer in immediately available funds. Payments to The Depository Trust Company, New York, New York, which we refer to as DTC, or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

     Holders are not required to pay a service charge for registration or transfer of their notes. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

     - any notes or portion surrendered for conversion; or

     - any notes or portion surrendered for redemption or repurchase by us but not withdrawn.

CONVERSION OF NOTES

     Subject to the conditions and during the periods and under the circumstances described below, you may convert your notes into shares of our common stock initially at a conversion rate of 26.5583 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $37.65 per share of common stock) at any time prior to the close of business on July 15, 2023. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "applicable conversion rate" and the "applicable conversion price," respectively, and is subject to adjustment as described below. You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount.

     Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below.

     Except as otherwise described herein, you will not receive any cash payment representing accrued and unpaid interest upon conversion of a note and we will not adjust the conversion rate to account for the accrued and unpaid interest. Upon conversion we will deliver to you a fixed number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued and unpaid interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. The trustee will initially act as the conversion agent. Notwithstanding conversion of any notes, the holders of the notes and any common stock issuable upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement. See "Registration Rights Agreement."

     If you convert notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered to a person other than yourself, in which case you will be responsible for that tax.

     If you wish to exercise your conversion right, you must deliver a conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on your behalf, convert the notes into shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. A certificate for the number of full shares of our common stock into which any notes are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

     If you have already delivered a purchase notice as described under either "-- Purchase of Notes by Us at the Option of the Holder" or "-- Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder" with respect to a note, you may not surrender that note for conversion until you have withdrawn the purchase notice in accordance with the indenture.

     Holders of notes at the close of business on a record date will receive payment of interest on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such record date. If you surrender notes for conversion during the period from the close of business on any regular record date to the opening of business on the immediately following interest payment date, the surrendered notes must be accompanied by payment of an amount equal to the interest that you are to receive on the notes on the next following interest payment date. Notwithstanding the foregoing, no such payment need be made if (1) we have specified a redemption date that is after a record date and on or prior to the immediately following interest payment date, (2) we have specified a purchase date that is during such period whether following a Fundamental Change or otherwise or (3) any overdue interest exists at the time of conversion with respect to such notes to the extent of such overdue interest. The holders of the notes and any common stock issuable upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement.

     You may surrender your notes for conversion into shares of our common stock prior to stated maturity in only the circumstances described below. For a discussion of the federal income tax consequences of a conversion of the notes into our common stock, see "Material United States Federal Income Tax Consequences."

  CONVERSION UPON SATISFACTION OF SALE PRICE CONDITION

     You may surrender any of your notes for conversion into shares of our common stock in any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the conversion price.

  CONVERSION UPON REDEMPTION

     If we redeem the notes, you may convert your notes into our common stock at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the notes are not otherwise convertible at such time.

  CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

     If we elect to:

     - distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or

     - distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify you at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time; provided, however, that you may not exercise this right to convert if you may participate in the distribution without conversion. The "ex-dividend date" is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

     In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, you may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which you would have received if you had converted your notes immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a Fundamental Change, as defined below, you can require us to purchase all or a portion of your notes as described below under "-- Funda-mental Change Requires Purchase of Notes by Us at the Option of the Holder."

  CONVERSION UPON CREDIT RATINGS EVENT

     You may convert notes into our common stock during any period in which the credit ratings assigned to the notes by both Moody's Investors Service, Inc. and Standard & Poor's Ratings Services are lower than Ba1 and BB+, respectively, or the notes are no longer rated by at least one of these ratings services or their successors.

  PAYMENT UPON CONVERSION

     CONVERSION ON OR PRIOR TO THE FINAL NOTICE DATE

     In the event that we receive your notice of conversion on or prior to the day that is 20 days prior to maturity (the "final notice date"), the following procedures will apply: if we choose to satisfy all or any portion of our obligation (the "conversion obligation") in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion ("cash settlement notice period"). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period ("conversion retraction period"); no such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the final day of the 10 New York Stock Exchange trading day period beginning on the day after the final day of the conversion retraction period (the "cash settlement averaging period"). Settlement amounts will be computed as follows:

     - If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (1) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by
       (2) the conversion rate.

     - If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

       -- a number equal to (1) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (2) the conversion rate and

       -- the average closing price of our common stock during the cash settlement averaging period.

     - If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount ("cash amount") and a number of shares equal to the greater of (1) zero and (2) the excess, if any, of the number of shares equal to (i) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (ii) the conversion rate over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 10% of the cash amount, divided by (y) the closing price of our common stock. In addition, we will pay cash for all fractional shares of common stock as described above under "-- Conversion of Notes."

     CONVERSION AFTER THE FINAL NOTICE DATE

     In the event that we receive your notice of conversion after the final notice date and we choose to satisfy all or any portion of the conversion obligation in cash, we will have notified you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the final notice date. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under "-- Conversion on or Prior to the Final Notice Date" except that the "cash settlement averaging period" shall be the 10 New York Stock Exchange trading day period beginning on the day after receipt of your notice of conversion (or in the event we receive your notice of conversion on the business day prior to the maturity date, the 10 New York Stock Exchange trading day period beginning on the day after the maturity date). Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period.

  CONVERSION RATE ADJUSTMENTS

     The conversion rate is subject to adjustment, without duplication, upon the occurrence of any of the following events:

     (1) Stock Dividends in Common Stock. If we, at any time or from time to time after the issue date of the notes, pay a dividend or make a distribution on our common stock, payable exclusively in shares of our common stock or our other capital stock.

     (2) Issuance of Rights or Warrants. If we, at any time or from time to time after the issue date of the notes, issue to all holders of our common stock rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market price on the record date for the determination of shareholders entitled to receive the rights or warrants.

     (3) Stock Splits and Combinations. If we, at any time or from time to time after the issue date of the notes:

     - subdivide or split the outstanding shares of our common stock;

     - combine or reclassify the outstanding shares of our common stock into a smaller number of shares; or

     - issue by reclassification of the shares of our common stock any shares of our capital stock.

     (4) Distribution of Indebtedness, Securities or Assets. If we distribute to all holders of our common stock, whether by dividend or in a merger, amalgamation or consolidation or otherwise, evidences of indebtedness, shares of capital stock of any class or series, other securities, cash or assets (other than common stock, rights or warrants referred to in paragraphs (1) and (2) above, a dividend payable exclusively in cash, shares of capital stock or similar equity interests in the case of a spin-off, as described in the second succeeding paragraph, and other than any dividend or distribution paid exclusively in cash described in paragraph (5) below), and if these distributions, aggregated on a rolling 12-month basis, have a per share value exceeding 15% of the market price of our common stock on the trading day immediately preceding the declaration of the distribution, the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by dividing:

     - the conversion rate by

     - a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of the common stock plus the fair market value, as determined by our board of directors, whose determination in good faith will be conclusive, of the portion of those evidences of indebtedness, shares of capital stock, other securities, cash and assets so distributed applicable to one share of common stock.

     This adjustment will be made successively whenever any such event occurs. For purposes of this paragraph, current market price of our common stock means the average of the sale prices of our common stock for the first 10 New York Stock Exchange trading days from, and including, the first day that the common stock trades "ex-distribution."

     In respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a spin-off, the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by dividing:

     - the conversion rate by

     - a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of the common stock plus the fair market value, determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock.

     The adjustment to the conversion rate under the preceding paragraph will occur at the earlier of:

     - the 10th New York Stock Exchange trading day from, and including, the effective date of the spin-off and

     - the date of the initial public offering of the securities being distributed in the spin-off, if that initial public offering is effected simultaneously with the spin-off.

     For purposes of this section, "initial public offering" means the first time securities of the same class or type as the securities being distributed in the spin-off are bona fide offered to the public for cash.

     In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the sale prices of those securities over the first 10 New York Stock Exchange trading days after the effective date of the spin-off. Also, for purposes of a spin-off, the current market price of our common stock means the average of the sale prices of our common stock over the first 10 New York Stock Exchange trading days after the effective date of the spin-off.

     If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

     Notwithstanding the foregoing, in cases where (a) the fair market value per share of common stock of the assets, debt securities or rights or warrants to purchase our securities distributed to shareholders equals or exceeds the market price of our common stock on the record date for the determination of shareholders entitled to receive such distribution, or (b) the market price of our common stock on the record date for determining the shareholders entitled to receive the distribution exceeds the fair market value per share of common stock of the assets, debt securities or rights or warrants so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, you will be entitled to receive upon conversion, in addition to the shares of our common stock, the kind and amount of assets, debt securities or rights or warrants comprising the distribution that you would have received if you had converted your notes immediately prior to the record date for determining the shareholders entitled to receive the distribution; and

     (5) Excess Cash Distributions. If we make a distribution during any of our quarterly fiscal periods consisting exclusively of cash to all holders of outstanding shares of common stock in an aggregate amount that, together with
(a) other all-cash distributions made during such quarterly fiscal period, and
(b) any cash and the fair market value, as of the expiration of the tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for shares of common stock concluded during such quarterly fiscal period, exceed the product of $0.125 (appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock) multiplied by the number of shares of common stock outstanding on the record date for such distribution, in which event the conversion rate will be adjusted by dividing:

     - the conversion rate by

     - a fraction, the numerator of which will be the current market price of our common stock and the denominator of which is the current market price of our common stock plus the amount per share of such dividend or distribution, to the extent it exceeds $0.125 (appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock).

     This adjustment will be made successively whenever any such event occurs. For purposes of this paragraph, current market price of our common stock means the average of the sale prices of our common stock for the first 10 New York Stock Exchange trading days from, and including, the first day that the common stock trades "ex-distribution."

     Notwithstanding the foregoing, in the event of an adjustment pursuant to paragraphs (4) and (5) above, the "maximum conversion rate" will equal 43.8212, subject to adjustment pursuant to paragraphs (1), (2) and (3) above.

     In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give you at least 15 days' notice of such an increase in the conversion rate.

     As used in this prospectus, "market price" means the average of the last reported sale prices per share of our common stock for the 20 trading day period ending on the applicable date of determination (if the applicable date of determination is a trading day or, if not, then on the last trading day prior to the applicable date of determination), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable date of determination, of any event that would result in an adjustment of the conversion rate under the indenture.

     No adjustment to the conversion rate or your ability to convert will be made if you otherwise participate in the distribution without conversion or in certain other cases.

     The applicable conversion rate will not be adjusted:

     - upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

     - upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

     - upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

     - for a change in the par value of the common stock; or

     - for accrued and unpaid interest and additional amounts owed, if any.

     You will receive, upon conversion of your notes, in addition to common stock, the rights under our stockholder rights plan or under any future rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged. See "Description of Capital Stock -- Stockholder Rights Plan."

     No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER

     You have the right to require us to purchase the notes on July 15, 2008, July 15, 2013 and July 15, 2018 (each, a "purchase date"). Any note purchased by us on a purchase date will be paid for in cash. We are required to purchase any outstanding notes for which you deliver a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the fifth business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Our purchase obligation is subject to some additional conditions as described in the indenture. Also, as described in the "Risk Factors" section of this prospectus under the caption "Risk Factors -- Risks Relating to the Notes -- We may not be able to purchase the notes upon an agreed purchase date or a Fundamental Change and may not be obligated to purchase the notes upon certain corporate transactions," we may not have funds sufficient to purchase the notes when we are required to do so. Our failure to purchase the notes when we are required to do so will constitute an event of default under the indenture with respect to the notes.

     The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to such purchase date.

     On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

     - the purchase price;

     - the name and address of the paying agent and the conversion agent; and

     - the procedures that holders must follow to require us to purchase their notes.

     A notice electing to require us to purchase your notes must state:

     - if certificated notes have been issued, the certificate numbers of the notes;

     - the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

     - that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

     If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

     No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

     You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

     - the principal amount of the withdrawn notes;

     - if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

     - the principal amount, if any, which remains subject to the purchase notice.

     If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

     You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase

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

price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

     - the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

     - all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

FUNDAMENTAL CHANGE REQUIRES PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER

     If a Fundamental Change (as defined below in this section) occurs at any time prior to July 15, 2008, you will have the right, at your option, to require us to purchase any or all of your notes for cash, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest and additional amounts owed, if any, to the Fundamental Change purchase date. If a Fundamental Change occurs on or after July 15, 2008 no holder will have a right to require us to purchase any notes, except as described above under "-- Purchase of Notes by Us at the Option of the Holder."

     A "Fundamental Change" will be deemed to have occurred after the notes are originally issued at the time any of the following occurs:

     (1) our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States;

     (2) a "person" or "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Securities Exchange Act of 1934 disclosing that such person or group has become the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors;

     (3) consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Fundamental Change; or

     (4) continuing directors (as defined below in this section) cease to constitute at least a majority of our board of directors.

     A Fundamental Change will not be deemed to have occurred in respect of any of the foregoing, however, if either:

     (1) the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the conversion price of the notes in effect immediately before the Fundamental Change or the public announcement thereof; or

     (2) at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

     For purposes of the above paragraph the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

     "Continuing director" means a director who either was a member of our board of directors on the date of this prospectus or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of the board of directors in which such individual is named as nominee for director.

     On or before the 30th day after the occurrence of a Fundamental Change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice shall state, among other things:

     - the events causing a Fundamental Change;

     - the date of the Fundamental Change;

     - the last date on which a holder may exercise the purchase right;

     - the Fundamental Change purchase price;

     - the Fundamental Change purchase date;

     - the name and address of the paying agent and the conversion agent;

     - the conversion rate and any adjustments to the conversion rate;

     - the notes with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the indenture; and

     - the procedures that holders must follow to require us to purchase their notes.

     To exercise the purchase right, you must deliver, on or before the 35th day after the date of our notice of a Fundamental Change, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled "Form of Fundamental Change Purchase Notice" duly completed, to the paying agent. Your purchase notice must state:

     - if certificated, the certificate numbers of your notes to be delivered for purchase;

     - the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

     - that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

     If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

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

     You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Fundamental Change purchase date. The notice of withdrawal must state:

     - the principal amount of the withdrawn notes;

     - if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

     - the principal amount, if any, which remains subject to the purchase notice.

     If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

     We are required to purchase the notes no later than 35 business days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. You will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the notes on the business day following the Fundamental Change purchase date, then:

     - the notes will cease to be outstanding and interest and additional amounts, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

     - all other rights of the holder will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the notes).

     The rights of the holders to require us to purchase their notes upon a Fundamental Change could discourage a potential acquirer of Halliburton. The Fundamental Change purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by certain of the initial purchasers. The terms of the Fundamental Change purchase feature resulted from negotiations between the initial purchasers and us.

     The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     No notes may be purchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the Fundamental Change purchase price of the notes.

     The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

     If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See "Risk Factors -- Risks Relating to the Notes -- We may not be able to purchase the notes upon an agreed purchase date or a Fundamental Change and may not be obligated to purchase the notes upon certain corporate transactions." Our failure to purchase the notes when required following a Fundamental Change will constitute an event of default under the indenture with respect to the notes. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

OPTIONAL REDEMPTION

     No sinking fund is provided for the notes, which means that the indenture will not require us to redeem or retire the notes periodically. Prior to July 15, 2008, the notes will not be redeemable. On or after July 15, 2008, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days' notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest and additional amounts owed, if any, to the redemption date.

     If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by a method the trustee considers fair and appropriate.

     If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

     In the event of any redemption in part, we will not be required to:

     - issue, register the transfer of or exchange any note during a period of 15 days before the mailing of the redemption notice; or

     - register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

RANKING

     The notes are our senior unsecured obligations and rank equally with all of our existing and future unsecured senior indebtedness. In addition, except as otherwise provided herein, the notes are effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness and to any indebtedness of our subsidiaries to the extent of the assets of those subsidiaries.

     As of September 30, 2003, we had outstanding approximately $2.4 billion of unsecured indebtedness, no secured indebtedness and no subordinated indebtedness. In October 2003, we issued additional senior indebtedness in an aggregate principal amount of $1.05 billion, and, in January 2004, we issued additional senior indebtedness in an aggregate principal amount of $500.0 million. As of the date of this prospectus, we had no outstanding advances under our new master letter of credit facility and our new revolving credit facility described below and no other outstanding secured indebtedness. At September 30, 2003, the aggregate indebtedness of our subsidiaries was approximately $402.0 million and other liabilities of our subsidiaries, including trade payables, accrued compensation, advanced billings, income taxes payable, other liabilities (other than asbestos and intercompany liabilities) were approximately $4.3 billion, and accrued asbestos liabilities were approximately $3.4 billion. Subsequent to September 30, 2003, we completed an exchange offer in which we issued approximately $294.0 million of our new 7.6% debentures due 2096 in exchange for a like amount of outstanding 7.60% debentures due 2096 of DII Industries, which reduced the aggregate indebtedness of our subsidiaries to approximately $108.0 million. As of September 30, 2003, our subsidiaries had no secured indebtedness and no subordinated indebtedness outstanding.

     Subsequent to the end of third quarter 2003, we entered into (1) a delayed-draw term facility for up to $1.0 billion, which has been reduced to approximately $500.0 million by the net proceeds of our recent issuance of senior notes due 2007 and is subject to further reduction, to be available for cash funding of the trusts for the benefit of asbestos and silica claimants; (2) a master letter of credit facility intended to ensure that existing letters of credit supporting our contracts remain in place during the Chapter 11 filing; and (3) a $700.0 million three-year revolving credit facility for general working capital purposes. Although the master letter of credit facility and the $700.0 million revolving credit facility are now effective, there are a number of conditions that must be met before the delayed-draw term facility will become effective and available for our use, including bankruptcy court approval and federal district court confirmation of the plan of reorganization. Borrowings under the letter of credit facility and the revolving credit facility are secured. The terms of the notes and the new credit facilities provide that the notes offered hereby and certain of our previously issued debt securities and limited amounts of new issuances of debt, if similarly entitled, will share in collateral pledged to secure borrowings under the new credit facilities if and when the total of all the Secured Debt (as defined in the notes) exceeds 5% of the consolidated net tangible assets of Halliburton and its subsidiaries. The terms of the new credit facilities limit to $950.0 million the amount of indebtedness we can issue after October 31, 2003 that would be equally and ratably secured with indebtedness under the new credit facilities. In January 2004, we issued $500.0 million aggregate principal amount of senior notes due 2007, reducing this amount to $450.0 million. The terms of the new credit facilities provide that collateral pledged to secure borrowings under the new facilities will be released after (1) completion of the Chapter 11 plan of reorganization of DII Industries, Kellogg Brown & Root and some of their subsidiaries with U.S. operations, which is being used to implement the proposed settlement, and (2) satisfaction of other conditions described in "Description of Selected Settlement-Related
Indebtedness -- Conditions to Release of Collateral."

     The notes will not be guaranteed by any of our subsidiaries. Borrowings under the letter of credit facility and revolving credit facility described under "Description of Selected Settlement-Related Indebtedness" are guaranteed by some of our subsidiaries. Accordingly, the notes will be structurally subordinated to the debt guaranteed by our subsidiaries. The terms of the new credit facilities provide that these subsidiary guarantees will be released after (1) completion of the Chapter 11 plan of reorganization of DII Industries, Kellogg Brown & Root and some of their subsidiaries with U.S. operations, which is being used to implement the proposed settlement, and (2) satisfaction of the other conditions described in "Description of Selected Settlement-Related Indebtedness -- Conditions to Release of Collateral."

     The notes are our exclusive obligation. Our cash flow and our ability to service our indebtedness, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries will not guarantee the notes or have any obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, our right to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. See "Risk Factors -- Risks Relating to Asbestos and Silica Liability -- The Chapter 11 filing of some of our subsidiaries may negatively affect their ability to obtain new business in the future and consequently may have a negative impact on our financial condition and results of operations" and "-- Federal bankruptcy law and state statutes may, under specific circumstances, void payments made by our subsidiaries to us and void principal and interest payments made by us to you on the notes and you may be forced to return such payments."

     We are obligated to pay reasonable compensation to the trustee and calculation agent and to indemnify the trustee and calculation agent against certain losses, liabilities or expenses incurred by the trustee and calculation agent in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

     For more information regarding the indebtedness and subsidiary guarantees described above, see "Description of Selected Settlement-Related Indebtedness."

COVENANTS

     Under the indenture, there are no covenants restricting our ability to incur additional debt, issue additional securities, maintain any asset ratios or create or maintain any reserves. See "Risk Factors -- Risks Relating to the Notes -- We may able to incur more indebtedness and the risks associated with our leverage, including our ability to service our indebtedness, will increase as we incur additional indebtedness." However, the indenture does contain other covenants for your protection, including those described below.

  RESTRICTIONS ON SECURED DEBT

     Except as provided below, we will not, and will not cause, suffer or permit any of our Restricted Subsidiaries to, create, incur, assume or guarantee any Secured Debt without equally and ratably securing the notes. In that circumstance, we must also equally and ratably secure any of our other indebtedness of, or guaranteed by, us or any indebtedness of such Restricted Subsidiary then similarly entitled. However, the foregoing restrictions will not apply to:

     - specified purchase money mortgages;

     - specified mortgages to finance construction on unimproved property;

     - mortgages existing on property at the time of its acquisition by us or a Restricted Subsidiary;

     - mortgages existing on the property or on the outstanding shares or indebtedness of a corporation at the time it becomes a Restricted Subsidiary;

     - mortgages on property of a corporation existing at the time the corporation is merged or consolidated with us or a Restricted Subsidiary;

     - mortgages in favor of governmental bodies to secure payments of indebtedness; or

     - extensions, renewals or replacement of the foregoing; provided that their extension, renewal or replacement must secure the same property and does not create Secured Debt in excess of the principal amount then outstanding.

     We and any Restricted Subsidiaries may create, incur, assume or guarantee Secured Debt not otherwise permitted or excepted without equally and ratably securing the notes if the sum of:

     - the amount of the Secured Debt (not including Secured Debt permitted under the foregoing exceptions), plus

     - the aggregate value of Sale and Leaseback Transactions in existence at the time (not including Sale and Leaseback Transactions the proceeds of which are or will be applied to the retirement of the notes or other funded indebtedness of us and our Restricted Subsidiaries as described below), does not at the time exceed 5% of Consolidated Net Tangible Assets.

  LIMITATIONS ON SALE AND LEASEBACK TRANSACTIONS

     The indenture also prohibits Sale and Leaseback Transactions unless:

     - Halliburton or the Restricted Subsidiary owning the Principal Property would be entitled to incur Secured Debt equal to the amount realizable upon the sale or transfer secured by a mortgage on the property to be so leased secured without equally and ratably securing the notes; or

     - Halliburton or a Restricted Subsidiary apply an amount equal to the value of the property so leased to the retirement (other than mandatory retirement), within 120 days of the effective date of any such arrangement, of indebtedness for money borrowed by Halliburton or any Restricted Subsidiary (other than such indebtedness owned by Halliburton or any Restricted Subsidiary) which was recorded as funded debt as of the date of its creation and which, in the case of such indebtedness of Halliburton, is not subordinate and junior in right of payment to the prior payment of the notes.

Provided, however, that the amount to be so applied to the retirement of such indebtedness shall be reduced by:

     - the aggregate principal amount of any notes delivered within 120 days of the effective date of any such arrangement to the trustee for retirement and cancellation; and

     - the aggregate principal amount of such indebtedness (other than the notes) retired by Halliburton or a Restricted Subsidiary within 120 days of the effective date of such arrangement.

     As of the date of this prospectus, our board of directors has not designated any property of Halliburton or of any Restricted Subsidiary as a Principal Property because, in the opinion of our management, no single property or asset is of material importance to the total business of our company and our Restricted Subsidiaries taken as a whole. As a result, unless a Principal Property is designated by our board of directors, the limitation on Sale and Leaseback Transactions would not limit or prohibit any Sale and Leaseback Transactions by us or a Restricted Subsidiary.

  RESTRICTIONS ON CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     Halliburton will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person, unless:

     (1) the resulting, surviving or transferee person (the "Successor Company") will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States, any State of the United States or the District of Columbia and the Successor Company (if not Halliburton) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Halliburton under the notes and the indenture;

     (2) immediately after giving effect to such transaction, no default or event of default (as described below) shall have occurred and be continuing; and

     (3) Halliburton shall have delivered to the trustee the certificates and opinions required by the indenture.

     For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more subsidiaries of Halliburton, which properties and assets, if held by Halliburton instead of such subsidiaries, would constitute all or substantially all of the properties and assets of Halliburton on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Halliburton.

     The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Halliburton under the indenture, but, in the case of a lease of all or substantially all its assets, the predecessor company will not be released from the obligation to pay the principal of and interest on the notes.

     Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a person.

EVENTS OF DEFAULT

     The following are events of default under the indenture:

     - failure to pay any interest or additional amounts, if any, when due, continued for 30 days;

     - failure to pay principal or premium, if any, when due;

     - failure to make any payment at maturity on any indebtedness, upon redemption or otherwise, in an aggregate principal amount of $125.0 million or more, after the expiration of any applicable grace period, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the terms of such indebtedness;

     - a default by us on any indebtedness that results in the acceleration of any such indebtedness in the aggregate principal amount of $125.0 million or more so that it becomes due and payable prior to the date on which it would otherwise become due and payable and such acceleration is not rescinded within 30 days after notice is given in accordance with the terms of such indebtedness;

     - failure to pay the repurchase price when required to do so in connection with holders' exercise of their option to require us to repurchase their notes;

     - failure to deliver shares of common stock within 10 days after such common stock is required to be delivered upon conversion of a note as provided in the indenture;

     - breach of or failure to perform any other covenant or agreement in the indenture applicable to the notes, continued for 60 days after written notice by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding; and

     - specific events relating to our bankruptcy, insolvency or reorganization.

     If any event of default occurs and continues for the required amount of time, the trustee or the holders of not less than 25% of the aggregate principal amount of the notes then outstanding may declare the notes due and payable, together with all accrued and unpaid interest, if any, and additional amounts, if any, immediately by giving notice in writing to us (and to the trustee, if given by the holders). Notwithstanding the preceding, in the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization with respect to Halliburton, all outstanding notes will become due and payable without further action or notice. The holders of a majority of the aggregate principal amount of the notes then outstanding, may, however, by notice in writing to us and the trustee, rescind the declaration if:

     - we have paid or deposited with the trustee all amounts that have become due, otherwise than through acceleration, for principal, premium, if any, and interest, if any; and

     - all defaults under the indenture are cured or waived.

     No holder of notes then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, the indenture, unless:

     - the holder has given to the trustee written notice of the occurrence and continuance of a default;

     - the holders of not less than 25% of the aggregate principal amount then outstanding of the notes have made a written request to the trustee to institute the suit, action or proceeding and have offered to the trustee the reasonable indemnity it may require; and

     - the trustee for 60 days after its receipt of the notice, request and offer of indemnity has neglected or refused to institute the requested action, suit or proceeding.

     The right of each holder of notes to receive payment of the principal of, premium, if any, interest or additional amounts, if any, on the notes on or after the respective due dates and the right to institute suit for enforcement of any payment obligation may not be impaired or affected without the consent of that holder.

     The holders of a majority in aggregate principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee if that direction is not in conflict with applicable law and would not involve the trustee in personal liability (as determined in good faith by the trustee's board or similar governing body).

     In determining whether the holders of the requisite aggregate principal amount of the notes outstanding have given any request, demand, authorization or consent under the indenture, the principal amount of notes that will be deemed to be outstanding will be the amount of the principal of the notes that would be due and payable as of the date of the determination upon a declaration of acceleration of the maturity of the notes.

     We are required to furnish to the trustee annually a statement as to the fulfillment of all of our obligations under the indenture.

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

DISCHARGE AND DEFEASANCE

     The terms of the notes will provide that under specified conditions, we will be discharged from any and all obligations in respect of the notes (other than our obligations in respect of conversion of the notes into common stock and except for obligations to register the transfer or exchange of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the trustee, in trust for the benefit of the holders of the notes, of money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any), interest and additional amounts, if any, on, the notes on the stated maturity of the payments in accordance with the terms of the notes. If we want to defease the notes, we will also be required to deliver to the trustee an opinion of counsel to the effect that the holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

MODIFICATIONS

     From time to time, we and the trustee may enter into supplemental indentures without the consent of the holders of the notes to, among other things:

     - evidence the assumption by a successor entity of our obligations under the indenture;

     - add covenants or new events of default for the protection of the holders of the notes;

     - cure any ambiguity or correct any inconsistency in the indenture;

     - evidence the acceptance of appointment by a successor trustee;

     - amend the indenture in any other manner that we may deem necessary or desirable and that will not adversely affect the interests of the holders of outstanding notes; or

     - secure the notes.

     We and the trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of all series issued under the indenture and affected thereby, may add, change or eliminate any of the provisions of the indenture. Similarly, with the consent of the holders of at least a majority of the aggregate principal amount of notes then outstanding, we may also modify in some manners the rights of the holders of the notes. These rights are, however, limited. We and the trustee may not, without the consent of the holder of each outstanding note:

     - extend the stated maturity of the principal of any note;

     - reduce the amount of the principal or premium, if any, of any note;

     - reduce the rate or extend the time of payment of interest on any note;

     - reduce or alter the method of computation of any amount payable on or at redemption or repayment of any note;

     - change the coin or currency in which principal, premium, if any, interest and redemption or repurchase price are payable;

     - change the terms applicable to redemption or repurchase in a manner adverse to the holder;

     - make any change that adversely affects the right to convert the notes, or decrease the conversion rate with respect to the notes;

     - impair or affect the right to institute suit for the enforcement of any payment or repayment of any note; or

     - reduce the percentage stated above of the holders of notes who must consent to a modification to the indenture or the notes.
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GOVERNING LAW

     The laws of the State of New York govern the indenture and the notes.

DEFINITIONS

     "Consolidated Net Tangible Assets" means the aggregate amount of assets included on a consolidated balance sheet of Halliburton and its Restricted Subsidiaries, less

     - applicable reserves and other properly deductible items;

     - all current liabilities; and

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles,

all in accordance with generally accepted accounting principles consistently applied.

     "Principal Property" means any real property, manufacturing plant, warehouse, office building or other physical facility, or any item of marine, transportation or construction equipment or other like depreciable assets of Halliburton or of any Restricted Subsidiary, whether owned at or acquired after the date of the indenture, other than any pollution control facility, that in the opinion of our board of directors is of material importance to the total business conducted by Halliburton and its Restricted Subsidiaries as a whole. As of the date of this prospectus, our board of directors has not designated any property of Halliburton or of any Restricted Subsidiary as a Principal Property because, in the opinion of our management, no single property or asset is of material importance to the total business of Halliburton and its Restricted Subsidiaries taken as a whole.

     "Restricted Subsidiary" means:

     - any Subsidiary of ours existing at the date of the indenture, the principal assets and business of which are located in the United States, its territories, Canada or Puerto Rico, except sales financing, real estate and other Subsidiaries so designated; and

     - any other Subsidiary we designate as a Restricted Subsidiary.

     "Sale and Leaseback Transaction" means the sale or transfer by Halliburton or a Restricted Subsidiary (other than to Halliburton or any one or more of our Restricted Subsidiaries, or both) of any Principal Property owned by it that has been in full operation for more than 120 days prior to the sale or transfer with the intention of taking back a lease on such property, other than a lease not exceeding 36 months, and where the use by Halliburton or the Restricted Subsidiary of the property will be discontinued on or before the expiration of the term of the lease.

     "Secured Debt" means indebtedness (other than indebtedness among Halliburton and Restricted Subsidiaries) for money borrowed by Halliburton or a Restricted Subsidiary, or any other indebtedness of Halliburton or a Restricted Subsidiary on which interest is paid or payable, which in any case is secured by:

     - a mortgage or other lien on any Principal Property of Halliburton or a Restricted Subsidiary;

     - a pledge, lien or other security interest on any shares of stock or indebtedness of a Restricted Subsidiary; or

     - in the case of indebtedness of Halliburton, a guaranty by a Restricted Subsidiary.

     "Subsidiary" of any person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or
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limited partnership interests, as applicable, is, in the case of clauses (a) and
(b), at the time owned or controlled, directly or indirectly, by (1) such person, (2) such person and one or more Subsidiaries of such person or (3) one or more Subsidiaries of such person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Halliburton. As used herein, "Capital Stock" of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) of capital stock or other equity participations of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

INFORMATION CONCERNING THE TRUSTEE

     JPMorgan Chase Bank is the trustee under the indenture, and the paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

BOOK-ENTRY SYSTEM

     We originally issued the notes in the form of global notes. The global notes have been deposited with, or on behalf of, the DTC and registered in the name of its nominee. The notes sold under this prospectus will be represented by a new unrestricted global security. Notes in definitive certificated form will be issued only in limited circumstances described below.

     Investors may hold their interests in a global note directly through DTC if they are DTC participants or indirectly through organizations that are DTC participants. Investors who purchased notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in a global note through Clearstream Banking, Societe Anonyme, Luxembourg ("Clearstream"), or Euroclear Bank S.A./ N.V. (the "Euroclear Operator"), as operator of the Euroclear System ("Euroclear"), either directly if they are participants in these systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests in a global note on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective U.S. depositaries, which in turn will hold the interests in a global note in customers' securities accounts in the U.S. depositaries' names on the books of DTC.

     Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised us that DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.
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     Clearstream has advised us that it is incorporated under the laws of
Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

     Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking Commission.

     We have provided the following descriptions of the operations and procedures of DTC, Clearstream and Euroclear solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. Neither Halliburton nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

     We expect that pursuant to the procedures established by DTC, ownership of beneficial interests in a global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the global note other than participants). Ownership of beneficial interests in a global note is limited to participants or persons that may hold interests through participants.

     The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered holder and owner of a global note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in a global note will not be entitled to receive definitive notes and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice,
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in the event an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking.

     Neither Halliburton nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

     We will make payments of the principal of, and interest on, the notes represented by a global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note;

     - maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

     - any other aspect of the relationship between DTC and its participants; or

     - the relationship between the participants and indirect participants and the owners of beneficial interests in a global note.

     Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

     Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

     Unless and until it is exchanged in whole or in part for definitive notes, a global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

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

     Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. Participants in Euroclear and Clearstream Banking will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable. If a holder requires physical delivery of a definitive note for any reason, including to sell notes to persons in jurisdictions which require physical delivery or to pledge notes, the holder must transfer its interest in a global note in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transactions interests in a global note settled during the processing day will be reported to the relevant Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a global note by or through a Euroclear or Clearstream Banking participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.

     We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a global note are credited and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given direction. Although we expect that DTC, Euroclear and Clearstream Banking will agree to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of DTC, Euroclear, and Clearstream Banking, DTC, Euroclear and Clearstream Banking are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     The notes represented by the global securities are exchangeable for certificated notes in definitive form of like tenor as such notes if:

     - the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 90 days after the date of such notice;

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

     - an event of default has occurred and is continuing, and the depositary requests the issuance of certificated notes; or

     - we determine not to have the notes represented by a global note.

     Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate principal amount to be registered in the name of the depositary or its nominee. In addition, such certificates will bear the legend referred to under "Notice to Investors" (unless we determine otherwise in accordance with applicable law) subject, with respect to such notes, to the provisions of such legend.

                         REGISTRATION RIGHTS AGREEMENT

     We entered into a registration rights agreement with the initial purchasers. In the registration rights agreement we agreed, for the benefit of the holders of the notes and our common stock issuable upon conversion of the notes (together, the "registrable securities") that we will, at our expense:

     - file with the SEC (which occurs pursuant to the filing of this shelf registration statement), not later than the date 120 days after the earliest date of original issuance of any of the notes, a registration statement (a "shelf registration statement") on such form as we deem appropriate covering resales by holders of all registrable securities;

     - use our best efforts to cause the shelf registration statement to be declared effective as promptly as is practicable, but in no event later than 210 days after the earliest date of original issuance of any of the notes; and

     - use our reasonable best efforts to keep the shelf registration statement effective until the earliest of:

      - two years after the last date of original issuance of any of the notes;

      - the date when non-affiliate holders of the registrable securities are able to sell all such securities pursuant to paragraph (k) of Rule 144 under the Securities Act;

      - the date when all of the holders of the registrable securities that complete and deliver in a timely manner the selling securityholder Notice and Questionnaire described below are registered under the shelf registration statement and all registrable securities have been disposed of in accordance with the shelf registration statement; and

      - the date when there are no outstanding registrable securities.

     We have filed the registration statement of which this prospectus is a part to satisfy our obligations under the registration rights agreement.

     We will provide to each holder of registrable securities that has delivered to us a completed Notice and Questionnaire as described below copies of the prospectus that is part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities of such holders. We may suspend the holder's use of the shelf registration statement for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 120 days in any 360-day period under certain circumstances related to acquisition or divestiture of assets, pending corporate developments or other similar events (a "suspension period"). Each holder, by its acceptance of the notes, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

     If (1) the shelf registration statement has not been filed prior to or on the 120th day following the earliest date of original issuance of any of the notes; or (2) the shelf registration statement has not been declared effective prior to or on the 210th day following the earliest date of original issuance of any of the notes (the "effectiveness target date"); or (3) at any time after the effectiveness date of the shelf registration statement and prior to the second anniversary of the date on which any notes are issued, the registration statement ceases to be effective or usable other than as a result of a suspension period and (1) we do not restore the effectiveness of the shelf registration statement within 10 business days by a post-effective amendment or report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period by the 45th day in any 90-day period, or if the suspension periods exceed 120 days in the aggregate in any 360-day period (each, a "registration default"), additional interest as additional amounts will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional amounts will be paid in cash semiannually in arrears, with the first semiannual payment due on the first interest payment date, as applicable, following the date on which such additional amounts begin to accrue, and will accrue at a rate per year equal to
(A) 0.25% of the Applicable Amount (as defined below) to and including the 90th day following such registration default; and (B) an additional 0.25% of the Applicable Amount from and after the 91st day following such registration default. In no event will additional amounts at a rate per year exceed 0.50%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted. "Applicable Amount" means, (a) with respect to the notes, the principal amount of the notes and (b) with respect to shares of common stock issued upon conversion of the notes, the principal amount of notes that would then be convertible into such shares.

     A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

     - will be required to be named as a selling securityholder;

     - will be required to deliver a prospectus to purchasers;

     - will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

     - will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification and contribution provisions.

     To be named as a selling securityholder in the shelf registration statement when it first becomes effective, holders must complete and deliver a questionnaire, the form of which can be obtained from Halliburton upon request, before the effectiveness of the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the shelf registration statement, we will include the registrable securities covered thereby in the shelf registration statement, subject to restrictions on the timing provided in the registration rights agreement. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in this prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

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                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock, preferred stock, certificate of incorporation, by-laws and stockholder rights plan is a summary only and is subject to the complete text of our certificate of incorporation and by-laws and the rights agreement we have entered into with Mellon Investor Services LLC, as Rights Agent, which we have previously filed with the SEC. You should read our certificate of incorporation, by-laws and rights agreement as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. You may request copies of these documents by writing or telephoning us at our address and telephone number shown under the caption "Where You Can Find More Information."

     Our authorized capital stock currently consists of 600,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, without par value. As of December 31, 2003, there were 438,321,454 shares of common stock issued and outstanding and approximately 24,143 shareholders of record of our common stock. No shares of preferred stock are outstanding.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election.

     Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of our common stock will be entitled to receive such dividends as may from time to time be declared by our board of directors out of funds legally available for the payment of dividends. If we issue preferred stock in the future, payment of dividends to holders of our common stock may be subject to the rights of holders of our preferred stock with respect to payment of preferential dividends, if any.

     If we are liquidated, dissolved or wound up, the holders of our common stock will share pro rata in our assets after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock.

PREFERRED STOCK

     Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

     - dividend rights;

     - voting powers;

     - preemptive rights;

     - conversion rights;

     - redemption rights, including pursuant to a sinking fund;

     - our purchase obligations, including pursuant to a sinking fund; and

     - liquidation preferences.

     The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of our common stock. It also could affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

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     For purposes of the rights plan described below, our board of directors has designated 3,000,000 shares of preferred stock to constitute the Series A Junior Participating Preferred Stock. For a description of the rights plan, please read "-- Stockholder Rights Plan."

AUTHORIZED BUT UNISSUED STOCK

     We have 600,000,000 authorized shares of common stock and 5,000,000 authorized shares of preferred stock of which 438,321,454 shares of common stock were outstanding as of December 31, 2003. One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

     - diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

     - creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

     - effecting an acquisition that might complicate or preclude the takeover.

     In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

     - vote separately as a class on any proposed merger or consolidation;

     - cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

     - elect directors having terms of office or voting rights greater than those of other directors;

     - convert preferred stock into a greater number of shares of our common stock or other securities;

     - demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

     - exercise other rights designed to impede a takeover.

STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS OF STOCKHOLDERS

     Our certificate of incorporation does not prohibit action by written consent of stockholders in lieu of a meeting. Special meetings of stockholders may be called only by the board of directors, the chairman of the board, the chief executive officer, the president (if a director) or by stockholders owning a majority of our issued and outstanding stock with voting privileges.

AMENDMENT OF THE BY-LAWS

     Under Delaware law, the power to adopt, amend or repeal by-laws is conferred upon the stockholders entitled to vote. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its by-laws. Our certificate of incorporation and by-laws grant our board of directors the power to alter and repeal our by-laws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may also alter or repeal our by-laws by the affirmative vote of a majority of the stockholders entitled to vote.

REMOVAL OF DIRECTORS

     Directors may be removed with or without cause by a vote of a majority of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office even if less than a quorum, and a director elected to fill a vacancy serves until the next annual meeting of stockholders or his earlier death, resignation or removal.

ADVANCE NOTICE PROCEDURE FOR DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS

     Our by-laws provide the manner in which stockholders may give notice of business to be brought before an annual meeting. In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to, or mailed and received at, our principal executive office not less than 90 days prior to the first anniversary date of the immediately preceding annual meeting date.

     The notice must set forth, as to each item to be brought before the annual meeting, a description of the proposal and the reasons for conducting such business at the annual meeting, the name and address, as they appear on our books, of the stockholder proposing the item, the number of shares of each class or series of capital stock beneficially owned by the stockholder as of the date of the notice, a representation that the stockholder or a qualified representative of the stockholder intends to appear in person at the meeting to bring the proposed business before the annual meeting, and any material interest of the stockholder in the proposal.

     These procedures may limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

STOCKHOLDER RIGHTS PLAN

  GENERAL

     On December 11, 1996, our board of directors issued a dividend of one preferred share purchase right (a "Right") for each outstanding share of our common stock held of record on that date and approved the further issuance of Rights with respect to all shares of our common stock that are subsequently issued. The Rights were issued subject to a Rights Agreement dated as of December 1, 1996 between us and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Each Right now entitles the registered holder to purchase from us one two-hundredth of a share of Series A Junior Participating Preferred Stock, without par value ("Preferred Stock"), at a price of $75.00 in cash (the "Purchase Price"), subject to adjustment. Until the occurrence of certain events described below, the Rights are not exercisable, will be evidenced by the certificates for our common stock and will not be transferable apart from our common stock.

  DETACHMENT OF RIGHTS; EXERCISE

     The Rights are currently attached to all certificates representing outstanding shares of our common stock and no separate Right certificates have been distributed. The Rights will separate from our common stock and a distribution date ("Distribution Date") will occur upon the earlier of (1) 10 business days following the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of our outstanding Voting Shares (as defined in our Rights Agreement) or (2) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Voting Shares.

     The Rights are not exercisable until the Distribution Date. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate certificates alone will thereafter evidence the Rights.

     If a person or group were to acquire 15% or more of our Voting Shares, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of shares of our common stock (or, under certain circumstances, the equivalent number of one two-hundredth of a share of Preferred Stock) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

     If we were acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power were sold, proper provision would be made so that each holder of a Right would thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

  ANTIDILUTION AND OTHER ADJUSTMENTS

     The number of shares (or fractions thereof) of Preferred Stock or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding Rights and the number of shares (or fractions thereof) of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on our common stock payable in our common stock or any subdivision or combination of our common stock occurring, in any such case, prior to the Distribution Date.

  EXCHANGE OPTION

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding Voting Shares and before the acquisition by a person or group of 50% or more of our outstanding Voting Shares, our board of directors may, at its option, issue our common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of our common stock (or one two-hundredth of a share of Preferred Stock) for each two shares of our common stock for which each Right is then exercisable, subject to appropriate adjustment.

  REDEMPTION OF RIGHTS

     At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of our outstanding Voting Shares, our board of directors may redeem all but not less than all the then outstanding rights at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon the action of the board of directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  EXPIRATION; AMENDMENT OF RIGHTS

     The Rights will expire on December 15, 2005, unless earlier extended, redeemed or exchanged. The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights, including an amendment to extend the expiration date of the Rights, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become or intends to become the beneficial owner of 15% or more of the outstanding Voting Shares, no such amendment may materially and adversely affect the interests of holders of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without the approval of our board of directors. The Rights should not, however, interfere with any merger or other business combination that is approved by our board of directors.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

     - for any breach of the duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for unlawful payment of a dividend or unlawful stock purchases or redemptions; and

     - for any transaction from which the director derived an improper personal benefit.

     As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

DELAWARE ANTI-TAKEOVER LAW

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions.
Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a corporation's voting stock, or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years after becoming an interested stockholder unless:

     - the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

     - upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered; or

     - following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

                            SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes that may be offered under the prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount at maturity of notes beneficially owned by each selling securityholder that may be offered from time to time pursuant to the prospectus, as supplemented.

     The table below has been prepared based solely upon the information furnished to us by the selling securityholders named therein. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement the prospectus accordingly.

     The selling securityholders listed below may offer and sell, transfer or otherwise dispose, from time to time, some or all of their notes. No offer or sale, transfer or other disposition under this prospectus may be made by a holder of the notes unless that holder is listed in the table below or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective. However, a selling securityholder may offer and sell, transfer or otherwise dispose of some or all of its notes in transactions exempt from the registration requirements of the Securities Act without notifying us. As a result, the same restricted notes may be included in the table below as being held by more than one holder, and the total amount of the notes listed in the column titled "Principal Amount at Maturity of Notes Beneficially Owned That May be Sold" may represent an amount of notes in excess of the $1,200,000,000 we issued. However, the total principal amount at maturity of notes that may be sold hereunder will not exceed the $1,200,000,000 we issued. Further, we cannot give an estimate as to the amount of the notes that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes pursuant to the offering contemplated by the prospectus or otherwise in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

                                   PRINCIPAL AMOUNT AT
                                    MATURITY OF NOTES    PERCENTAGE OF   NUMBER OF SHARES OF   PERCENTAGE OF
                                   BENEFICIALLY OWNED        NOTES        COMMON STOCK THAT     COMMON STOCK
NAME                                THAT MAY BE SOLD      OUTSTANDING      MAY BE SOLD(1)      OUTSTANDING(2)
----                               -------------------   -------------   -------------------   --------------
1976 Distribution Trust FBO A.R.
  Lauder/Zinterhofer.............      $     9,000               *                 239.02              *
2000 Revocable Trust FBO A.R.
  Lauder/Zinterhofer.............      $     9,000               *                 239.02              *
ADI Alternative Investments......      $ 2,500,000               *              66,395.75              *
ADI Alternative Investments C/O
  Kallista Master Fund...........      $ 1,000,000               *              26,558.30              *
Advisory Convertible Arbitrage
  Fund (I) L.P. .................      $ 1,000,000               *              26,558.30              *
Aftra Health Fund................      $   200,000               *               5,311.66              *
Akela Capital Master Fund,
  Ltd. ..........................      $10,000,000               *             265,583.00              *
Alcon Laboratories...............      $   465,000               *              12,349.61              *
Allentown City Firefighters
  Pension Plan...................      $    14,000               *                 371.82              *
Allentown City Officers &
  Employees Pension Fund.........      $    20,000               *                 531.17              *
Allentown City Police Pension
  Plan...........................      $   280,000               *               7,436.32              *
Allstate Insurance Company(3)....      $ 2,000,000               *              53,116.60              *
Allstate Life Insurance
  Company(4).....................      $ 7,500,000               *             199,187.25              *

                                   PRINCIPAL AMOUNT AT
                                    MATURITY OF NOTES    PERCENTAGE OF   NUMBER OF SHARES OF   PERCENTAGE OF
                                   BENEFICIALLY OWNED        NOTES        COMMON STOCK THAT     COMMON STOCK
NAME                                THAT MAY BE SOLD      OUTSTANDING      MAY BE SOLD(1)      OUTSTANDING(2)
----                               -------------------   -------------   -------------------   --------------
AM Investment D Fund (QP) LP.....      $   165,000               *               4,382.12              *
AM Investments E Fund Ltd. ......      $   945,000               *              25,097.59              *
Amaranth L.L.C.(5)...............      $11,000,000               *             292,141.30              *
American AAdvantage Funds........      $   210,000               *               5,577.24              *
American Investors Life Insurance
  Co. ...........................      $   300,000               *               7,967.49              *
Amerisures Mutual Insurance
  Company........................      $   550,000               *              14,607.07              *
AmerUs Life Insurance Co. .......      $ 1,000,000               *              26,558.30              *
Arapahoe County Colorado.........      $    58,000               *               1,540.38              *
Arbitex Master Fund, L.P. .......      $32,000,000            2.67%            849,865.60              *
Argent Classic Convertible
  Arbitrage (Bermuda) Fund
  Ltd. ..........................      $11,300,000               *             300,108.79              *
Argent Classic Convertible
  Arbitrage Fund II, L.P. .......      $   900,000               *              23,902.47              *
Argent Classic Convertible
  Arbitrage Fund LP..............      $ 3,700,000               *              98,265.71              *
Argent LowLev Convertible
  Arbitrage Fund LLC.............      $ 3,500,000               *              92,954.05              *
Argent LowLev Convertible
  Arbitrage Fund Ltd. ...........      $15,300,000            1.28%            406,341.99              *
Arlington County Employees
  Retirement System..............      $   803,000               *              21,326.31              *
Astante Health Systems...........      $   121,000               *               3,213.55              *
Aventis Pension Master Trust.....      $   140,000               *               3,718.16              *
Banc of America Securities LLC...      $10,200,000               *             270,894.66              *
Bankers Life Insurance Company of
  New York.......................      $   100,000               *               2,655.83              *
BBT Fund, L.P. ..................      $ 2,800,000               *              74,363.24              *
Bear, Stearns & Co. Inc. ........      $ 8,500,000               *             225,745.55              *
Black Diamond Offshore
  Convertible LDC................      $ 3,265,000               *              86,712.85              *
Black Diamond Offshore Ltd. .....      $ 1,823,000               *              48,415.78              *
Boilmaker -- Blacksmith Pension
  Trust..........................      $   750,000               *              19,918.73              *
British Virgin Islands Social
  Security Board.................      $   105,000               *               2,788.62              *
BTES -- Convertible ARB..........      $ 1,500,000               *              39,837.45              *
BTOP Growth Vs Value.............      $ 6,000,000               *             159,349.80              *
CALAMOS Convertible Portfolio --
  CALAMOS Investment Trust.......      $ 6,300,000               *             167,317.29              *
CEMEX Pension Plan...............      $    70,000               *               1,859.08              *
CGNU Life Fund...................      $ 1,600,000               *              42,493.28              *
Cheyne Fund LP...................      $13,963,000            1.16%            370,833.54              *
Cheyne Leveraged Fund LP.........      $ 9,885,000               *             262,528.80              *

                                   PRINCIPAL AMOUNT AT
                                    MATURITY OF NOTES    PERCENTAGE OF   NUMBER OF SHARES OF   PERCENTAGE OF
                                   BENEFICIALLY OWNED        NOTES        COMMON STOCK THAT     COMMON STOCK
NAME                                THAT MAY BE SOLD      OUTSTANDING      MAY BE SOLD(1)      OUTSTANDING(2)
----                               -------------------   -------------   -------------------   --------------
CIP Limited Duration Company.....      $ 1,550,000               *              41,165.37              *
Citigroup Global Markets.........      $ 1,973,000               *              52,399.53              *
City and County of San Francisco
  Retirement System..............      $ 1,776,000               *              47,167.54              *
City of Knoxville Pension
  System.........................      $   160,000               *               4,249.33              *
City of New Orleans..............      $   245,000               *               6,506.78              *
City University of New York......      $   181,000               *               4,807.05              *
Class C Trading Company, Ltd. ...      $ 2,700,000               *              71,707.41              *
Clinton Multistrategy Master
  Fund, Ltd. ....................      $15,195,000            1.27%            403,553.37              *
Clinton Riverside Convertible
  Portfolio Limited..............      $19,045,000            1.59%            505,802.82              *
CNH CA Master Account, L.P. .....      $ 3,000,000               *              79,674.90              *
CODA Capital Management, LLC.....      $   410,000               *              10,888.90              *
Commercial Union Life Fund.......      $ 2,000,000               *              53,116.60              *
Concentrated Alpha Partners,
  L.P. ..........................      $   700,000               *              18,590.81              *
Convertible Securities Fund......      $    75,000               *               1,991.87              *
CQS Convertible & Quantitative
  Strategies Master Fund
  Limited........................      $ 9,000,000               *             239,024.70              *
Credit Suisse First Boston Europe
  Limited........................      $35,200,000            2.93%            934,852.16              *
Credit Suisse First Boston LLC...      $ 3,000,000               *              79,674.90              *
Davidson Kempner Institutional
  Partners.......................      $ 3,825,000               *             101,585.50              *
Davidson Kempner International
  Limited........................      $ 4,171,000               *             110,774.67              *
Davidson Kempner Partners........      $ 2,004,000               *              53,222.83              *
Delaware Public Employees
  Retirement System..............      $ 1,862,000               *              49,451.55              *
Delta Airlines Master Trust......      $   750,000               *              19,918.73              *
Delta Pilots Disability and
  Survivorship Trust.............      $   225,000               *               5,975.62              *
Deutsche Bank Securities Inc. ...      $ 2,650,000               *              70,379.50              *
Dodeca Fund, L.P. ...............      $ 1,050,000               *              27,886.22              *
Dorinco Reinsurance Company......      $   420,000               *              11,154.49              *
DKR SoundShore Strategic Holding
  Fund Ltd. .....................      $ 2,500,000               *              66,395.75              *
Double Black Diamond Offshore
  LDC............................      $ 9,562,000               *             253,950.46              *
FrontPoint Convertible Arbitrage
  Fund, L.P. ....................      $ 4,000,000               *             106,233.20              *
Gaia Offshore Master Fund
  Ltd. ..........................      $ 7,700,000               *             204,498.91              *
Georgia Municipal................      $   837,000               *              22,229.30              *
GLG Global Convertible Fund......      $ 8,000,000               *             212,466.40              *

                                   PRINCIPAL AMOUNT AT
                                    MATURITY OF NOTES    PERCENTAGE OF   NUMBER OF SHARES OF   PERCENTAGE OF
                                   BENEFICIALLY OWNED        NOTES        COMMON STOCK THAT     COMMON STOCK
NAME                                THAT MAY BE SOLD      OUTSTANDING      MAY BE SOLD(1)      OUTSTANDING(2)
----                               -------------------   -------------   -------------------   --------------
GLG Global Convertible UCITS
  Fund...........................      $ 3,000,000               *              79,674.90              *
GLG Market Neutral Fund..........      $70,000,000            5.83%          1,859,081.00              *
Global Bermuda Limited
  Partnership....................      $20,000,000            1.67%            531,166.00              *
Goldman, Sachs & Co.(6)..........      $ 1,722,000               *              45,733.39              *
Grace Convertible Arbitrage Fund,
  Ltd. ..........................      $ 6,000,000               *             159,349.80              *
Grady Hospital Foundation........      $   159,000               *               4,222.77              *
Guggenheim Portfolio Co. XV,
  LLC............................      $   550,000               *              14,607.07              *
HBK Master Fund L.P.(7)..........      $ 8,000,000               *             212,466.40              *
HFR CA Select Fund...............      $   300,000               *               7,967.49              *
IL Annuity and Insurance Co. ....      $12,000,000            1.00%            318,699.60              *
Independence Blue Cross..........      $   502,000               *              13,332.27              *
Inflective Convertible
  Opportunity Fund I, L.P. ......      $    50,000               *               1,327.92              *
Innovest Finanzdienstle..........      $ 1,880,000               *              49,929.60              *
JMG Capital Partners, LP.........      $10,000,000               *             265,583.00              *
JMG Triton Offshore Fund Ltd. ...      $ 8,000,000               *             212,466.40              *
JP Morgan Securities Inc. .......      $ 4,128,000               *             109,632.66              *
KBC Convertible Arbitrage Fund...      $54,785,000            4.57%          1,454,996.47              *
KBC Convertible Opportunities
  Fund...........................      $29,550,000            2.46%            784,797.77              *
KBC Convertible Mac28 Fund,
  Ltd. ..........................      $12,285,000            1.02%            326,268.72              *
KBC Financial Products USA
  Inc. ..........................      $ 6,330,000               *             168,114.04              *
KBC MultiStrategy Arbitrage
  Fund...........................      $17,565,000            1.46%            466,496.54              *
Knoxville Utilities Board
  Retirement System..............      $    75,000               *               1,991.87              *
Lakeshore International
  Limited........................      $80,000,000            6.67%          2,124,664.00              *
Lehman Brothers Inc. ............      $11,535,000               *             306,349.99              *
Lyxor Master Fund................      $ 2,600,000               *              69,051.58              *
Lyxor Master Fund (Arbitex)......      $   500,000               *              13,279.15              *
Lyxor/AM Investment Fund Ltd. ...      $   255,000               *               6,772.37              *
Lyxor/Gaia II Fund Ltd. .........      $ 2,400,000               *              63,739.92              *
Macomb County Employees'
  Retirement System..............      $   160,000               *               4,249.33              *
Mainstay Convertible Fund........      $ 2,875,000               *              76,355.11              *
Mainstay Strategic Value
  Convertible Fund...............      $   155,000               *               4,116.54              *
Mainstay VP Convertible Fund.....      $ 1,635,000               *              43,422.82              *
McMahan Securities Co. L.P. .....      $ 2,840,000               *              75,425.57              *
Meadow IAM Limited...............      $ 1,760,000               *              46,742.61              *
Melody IAM, Ltd. ................      $ 1,815,000               *              48,203.31              *

                                   PRINCIPAL AMOUNT AT
                                    MATURITY OF NOTES    PERCENTAGE OF   NUMBER OF SHARES OF   PERCENTAGE OF
                                   BENEFICIALLY OWNED        NOTES        COMMON STOCK THAT     COMMON STOCK
NAME                                THAT MAY BE SOLD      OUTSTANDING      MAY BE SOLD(1)      OUTSTANDING(2)
----                               -------------------   -------------   -------------------   --------------
Merrill Lynch Insurance Group....      $   402,000               *              10,676.44              *
MLQA Convertible Securities
  Arbitrage LTD..................      $ 5,000,000               *             132,791.50              *
Morgan Stanley Convertible
  Securities Trust...............      $ 2,500,000               *              66,395.75              *
Municipal Employees..............      $   286,000               *               7,595.67              *
Nations Convertible Securities
  Fund...........................      $ 9,925,000               *             263,591.13              *
New Orleans Firefighters Pension/
  Relief Fund....................      $   163,000               *               4,329.00              *
New York Life Insurance Company
  (Ordinary Life Post 1982)......      $ 4,730,000               *             125,620.76              *
New York Life Insurance Company
  (Ordinary Life Pre 1982).......      $ 2,870,000               *              76,222.32              *
New York Life Separate
  Account #7.....................      $   100,000               *               2,655.83              *
Nicholas Applegate Capital
  Management -- Investment Grade
  Convertible Mutual Fund........      $    20,000               *                 531.17              *
NMS Services (Cayman) Inc. ......      $20,000,000            1.67%            531,166.00              *
Nomura Securities Intl Inc.(8)...      $40,000,000            3.33%          1,062,332.00              *
Norwich Union Life & Pensions....      $ 3,000,000               *              79,674.90              *
Occidental Petroleum
  Corporation....................      $   323,000               *               8,578.33              *
Ohio Bureau of Workers
  Compensation...................      $   217,000               *               5,763.15              *
Oppenheimer Convertible
  Securities Fund................      $ 4,000,000               *             106,233.20              *
Pearl -- CS Alternative Strategy
  Limited........................      $   858,000               *              22,787.02              *
Plexus Fund Ltd. ................      $18,000,000            1.50%            478,049.40              *
Policeman and Firemen Retirement
  System of the City of
  Detroit........................      $   675,000               *              17,926.85              *
Port Authority of Allegheny
  County Retirement and
  Disability Allowance Plan for
  the Employees Represented by
  Local 85 of the Amalgamated
  Transit Union..................      $   350,000               *               9,295.41              *
Privilege Portfolio SICAV........      $ 5,900,000               *             156,693.97              *
Pro-mutual.......................      $   902,000               *              23,955.59              *
Radian Asset Assurance, Inc......      $ 2,000,000               *              53,116.60              *
Radian Group Convertible
  Securities.....................      $ 1,200,000               *              31,869.96              *
Radian Guaranty..................      $ 4,300,000               *             114,200.69              *
Ramius Capital Group.............      $ 1,000,000               *              26,558.30              *
Ramius Master Fund, LTD..........      $ 4,950,000               *             131,463.59              *
Ramius Partners II, LP...........      $   250,000               *               6,639.58              *
Ramius, LP.......................      $   100,000               *               2,655.83              *

                                   PRINCIPAL AMOUNT AT
                                    MATURITY OF NOTES    PERCENTAGE OF   NUMBER OF SHARES OF   PERCENTAGE OF
                                   BENEFICIALLY OWNED        NOTES        COMMON STOCK THAT     COMMON STOCK
NAME                                THAT MAY BE SOLD      OUTSTANDING      MAY BE SOLD(1)      OUTSTANDING(2)
----                               -------------------   -------------   -------------------   --------------
RCG Baldwin, LP..................      $   500,000               *              13,279.15              *
RCG Latitude Master Fund, LTD....      $ 6,450,000               *             171,301.04              *
RCG Multi Strategy Master Fund,
  LTD............................      $ 1,400,000               *              37,181.62              *
S.A.C. Capital Associates,
  LLC(9).........................      $13,000,000            1.08%            345,257.90              *
San Diego County Employee
  Retirement Associates..........      $ 1,650,000               *              43,821.20              *
SCI Endowment Care Common Trust
  Fund -- First Union............      $    20,000               *                 531.17              *
SCI Endowment Care Common Trust
  Fund -- National Fiduciary
  Services.......................      $   100,000               *               2,655.83              *
SCI Endowment Care Common Trust
  Fund -- Suntrust...............      $    45,000               *               1,195.12              *
Siemens Convertible Global
  Markets........................      $ 2,000,000               *              53,116.60              *
Silver Convertible Arbitrage
  Fund, LDC......................      $ 1,700,000               *              45,149.11              *
Silverback Master, LTD...........      $36,500,000            3.04%            969,377.95              *
South Dakota Retirement
  System(10).....................      $ 2,000,000               *              53,116.60              *
State of Maryland Retirement
  Agency.........................      $ 3,843,000               *             102,063.55              *
Sunrise Partners Limited
  Partnership(11)................      $ 4,500,000               *             119,512.35              *
Sutton Brook Capital Portfolio
  LP.............................      $46,000,000            3.83%          1,221,681.80              *
Swiss Re Financial Products
  Corporation....................      $10,000,000               *              265,583.0              *
The California Wellness
  Foundation.....................      $   220,000               *               5,842.83              *
The Cockrell Foundation..........      $    75,000               *               1,991.87              *
The Dow Chemical Company
  Employees' Retirement Plan.....      $ 1,400,000               *              37,181.62              *
The Fondren Foundation...........      $    80,000               *               2,124.66              *
The Grable Foundation............      $    97,000               *               2,576.16              *
Thrivent Financial for
  Lutherans(12)..................      $ 5,250,000               *             139,431.08              *
Topanga XI.......................      $ 2,400,000               *              63,739.92              *
Tredia Performance Fund, Ltd.....      $   200,000               *               5,311.66              *
Triborough Partners International
  Ltd. ..........................      $ 3,500,000               *              92,954.05              *
Triborough Partners LLC..........      $ 1,500,000               *              39,837.45              *
Trustmark Insurance..............      $   409,000               *              10,862.34              *
UBS AG London Cut. Prop..........      $40,000,000            3.33%          1,062,332.00              *
UBS O'Connor LLC f/b/o O'Connor
  Global Convertible Arbitrage
  Master Limited.................      $30,800,000            2.57%            817,995.64              *
Union Carbide Retirement
  Account........................      $   650,000               *              17,262.90              *

                                   PRINCIPAL AMOUNT AT
                                    MATURITY OF NOTES    PERCENTAGE OF   NUMBER OF SHARES OF   PERCENTAGE OF
                                   BENEFICIALLY OWNED        NOTES        COMMON STOCK THAT     COMMON STOCK
NAME                                THAT MAY BE SOLD      OUTSTANDING      MAY BE SOLD(1)      OUTSTANDING(2)
----                               -------------------   -------------   -------------------   --------------
United Food and Commercial
  Workers Local 1262 and
  Employers Pension Fund.........      $   330,000               *               8,764.24              *
United Overseas Bank Convertible
  Bond (SGD).....................      $   400,000               *              10,623.32              *
United Overseas Bank Convertible
  Bond (USD).....................      $   170,000               *               4,514.91              *
Univar USA Inc. Retirement
  Plan...........................      $   165,000               *               4,382.12              *
Value Line Convertible Fund,
  Inc. ..........................      $   400,000               *              10,623.32              *
Van Eck Worldwide Absolute Return
  Fund -- CODA...................      $    90,000               *               2,390.25              *
Wachovia Bank National
  Association....................      $26,000,000            2.17%            690,515.80              *
White River Securities L.L.C. ...      $ 8,500,000               *             225,745.55              *
Wilmington Trust Company as Owner
  and Trustee for the Forrestal
  Funding Master Trust...........      $33,500,000            2.79%            889,703.05              *
Worldwide Transactions Ltd. .....      $   350,000               *               9,295.41              *
Xavex Convertible Arbitrage 10
  Fund...........................      $ 1,100,000               *              29,214.13              *
Xavex Convertible Arbitrage 2
  Fund...........................      $ 1,400,000               *              37,181.62              *
Xavex Convertible Arbitrage 5
  Fund...........................      $   800,000               *              21,246.64              *
Zazove Convertible Arbitrage
  Fund, L.P. ....................      $ 6,000,000               *             159,349.80              *
Zazove Hedged Convertible Fund,
  L.P. ..........................      $ 4,000,000               *             106,233.20              *
Zazove Income Fund, L.P. ........      $ 2,350,000               *              62,412.01              *
Zola Partners, L.P. .............      $ 1,500,000               *              39,837.45              *
Zurich Institutional Benchmark
  Master Fund LTD................      $   800,000               *              21,246.64              *
Zurich Institutional Benchmark
  Master Fund LTD c/o Bear
  Stearns........................      $ 1,900,000               *              50,460.77              *
Any other holder of notes or
  future transferee from any such
  holder(13)(14).................      $64,908,000            5.41%          1,723,846.14              *

---------------

  *  Less than 1%.

 (1) Assumes conversion of all of the holder's notes at a conversion rate of
     26.5583 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment, however, as described under "Description of the Notes -- Conversion of Notes." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

 (2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 438,321,454 shares of common stock outstanding as of December 31, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes.

 (3) Allstate Corporation is the parent company of Allstate Insurance Company. Allstate Insurance Company also beneficially owns 148,700 shares of our common stock. In addition, Allstate New Jersey Insurance Company, an indirect subsidiary of Allstate Insurance Company, beneficially owns 8,100 shares of our common stock. Allstate Retirement Plan and Agents Pension Plan are qualified ERISA plans maintained for the benefit of certain employees and agents of Allstate Insurance Company. Allstate Retirement Plan beneficially owns 47,600 shares of our common stock and Agents Pension Plan beneficially owns 15,100 shares of our common stock. BNY Midwest Trust Company, as Trustee for such plans, holds title to all plan investments. Allstate has informed us that it disclaims any interest in securities held in such trusts, although the Investment Committee for such plans consists of Allstate Insurance Company officers.

 (4) Allstate Life Insurance Company is a wholly owned subsidiary of Allstate Insurance Company. See also footnote (3) above.

 (5) Amaranth L.L.C. also beneficially owns 15,200 shares of our common stock.

 (6) Goldman, Sachs & Co. informed us that as of February 6, 2004, it beneficially owns 2,269,131 shares of our common stock and has outstanding options to purchase 14,090 shares of our common stock.

 (7) HBK Master Fund L.P. also beneficially owns 16,900 shares of our common stock.

 (8) Nomura Securities Intl Inc. also beneficially owns 551,868 shares of our common stock.

 (9) S.A.C. Capital Associates, LLC also beneficially owns 690,200 shares of our common stock.

(10) South Dakota Retirement System also beneficially owns 113,000 shares of our common stock.

(11) Sunrise Partners Limited Partnership also beneficially owns 78,300 shares of our common stock.

(12) Thrivent Financial for Lutherans also beneficially owns 3,650 shares of our common stock.

(13) Information concerning other selling securityholders of notes or underlying common stock will be set forth in prospectus supplements from time to time, if required.

(14) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes do not beneficially own any common stock other than our common stock issuable upon conversion of the notes at the initial conversion rate.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax considerations (and, in the case of non-U.S. holders, as defined below, certain United States federal estate tax considerations) relating to the purchase, ownership and disposition of the notes and common stock into which the notes may be converted. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect. Except as specifically discussed below with regard to non-U.S. holders, this summary applies only to beneficial owners that will hold notes and common stock into which notes may be converted as "capital assets," within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and who, for United States federal income tax purposes, are (1) individual citizens or residents of the United States, (2) corporations (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,
(3) estates, the incomes of which are subject to United States federal income taxation regardless of the source of such income or (4) trusts subject to the primary supervision of a United States court and the control of one or more U.S. persons or any trust that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person ("U.S. holders"). In the case of a holder of notes or common stock which is a partnership, the tax consequences will generally affect the partner rather than the partnership, but special considerations not set forth herein may apply. Persons other than U.S. holders ("non-U.S. holders") are subject to special United States federal income tax considerations, some of which are discussed below.

     This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities, commodities or currencies, initial holders whose "functional currency" is not the U.S. dollar, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons deemed to sell notes or common stock under the constructive sale provisions of the Code, partnerships or other pass-through entities, or persons who have ceased to be United States citizens or to be taxed as resident aliens. The discussion below deals only with holders who hold the notes (and the shares of our common stock acquired upon conversion of the notes) as capital assets and who acquire the notes from a selling securityholder as described under "Selling Securityholders" pursuant to an offering of such notes under this prospectus in the first sale of such notes by such selling securityholder after the notes are first registered with the SEC. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the United States federal estate or gift tax laws (except as set forth below with respect to non-U.S. holders) or the tax laws of any applicable foreign, state, local or other jurisdiction.

     Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal, estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. HOLDERS

  TAXATION OF INTEREST

     Interest paid on the notes will be included in the income of a U.S. holder as ordinary income at the time it is received or accrued, in accordance with such holder's regular method of accounting for United States federal income tax purposes.

  MARKET DISCOUNT

     If a U.S. holder purchases a note for an amount that is less than its stated redemption price at maturity, such U.S. holder will be treated as having purchased the note at a "market discount," unless such market discount is less than a specified de minimis amount. Under the market discount rules, a U.S. holder will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, redemption or other disposition of a note as ordinary income to the extent of the lesser of:

     - the amount of such payment or realized gain; or

     - the market discount which has not previously been included in the income of the holder and is treated as having accrued on the note while held by the holder through the time of such payment or disposition.

     Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. holder elects to accrue market discount on the basis of semiannual compounding.

     A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount.

     A U.S. holder may elect to include market discount in income currently as it accrues (on either a ratable or semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain realized upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS.

  PREMIUM

     If a U.S. holder purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest, the U.S. holder will be considered to have purchased the note with "amortizable bond premium" equal in amount to such excess. Subject to certain limitations, a U.S. holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS.

  SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Upon the sale, exchange (other than a conversion for stock or a combination of stock and cash) or redemption of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income), and (2) such holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

  CONVERSION OF THE NOTES

     If a U.S. holder converts its notes and receives solely common stock (plus cash in lieu of a fractional share of common stock), the U.S. holder generally will not recognize any income, gain or loss upon conversion of the note except to the extent such receipt is attributable to accrued interest not previously included in income (which will be taxable as ordinary income), and except with respect to cash received in lieu of a fractional share of common stock (which generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share). A U.S. holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest) except that such holder's tax basis in common stock received with respect to accrued interest on the notes not previously included in income will equal the then current fair market value of such common stock. The holding period for the common stock received on conversion should generally include the holding period of the note converted, except that the holding period for common stock received with respect to accrued interest on the notes not previously included in income will commence on the day immediately following the date of conversion.

     If a U.S. holder converts its notes and receives a combination of cash and common stock (and such cash is not merely received in lieu of a fractional share of common stock), the tax treatment to the holder is uncertain. The U.S. holder may be required to recognize gain in an amount equal to the lesser of (1) the cash payment (reduced for the portion of the payment which is attributable to accrued and unpaid interest which will be taxed as ordinary income) or (2) the excess of the fair market value of the common stock and cash payment (less the amount attributable to accrued and unpaid interest) received in the conversion over the U.S. holder's adjusted tax basis in the note at the time of conversion. No loss would be recognized on the conversion. The U.S. holder's tax basis in the common stock received would be the same as the U.S. holder's basis in the note, increased by the amount of gain recognized, if any, and reduced by the amount of the cash payment (less any amount attributable to accrued and unpaid interest). Cash received in lieu of a fractional share of common stock would be treated in the manner described above. Alternatively, the receipt of stock and cash may be treated as a part conversion/part sale transaction. In such case, the cash payment would be treated as proceeds from a sale of a portion of the note, as described above under "-- Sale, Exchange or Redemption of the Notes," and stock would be treated as received upon conversion of a portion of the note, as described above in the preceding paragraph. A U.S. holder's basis in the note would be allocated pro rata between the common stock received (including any fractional share treated as received) and the portion of the note that is treated as sold for cash based upon the relative values of the shares received and the cash payment. Under either treatment the holding period for the common stock received on conversion should generally include the holding period of the note converted, except that the holding period for common stock received with respect to accrued interest on the notes not previously included in income will commence on the day immediately following the date of conversion.

     Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion.

  ADDITIONAL AMOUNTS

     We may be required to make payments of additional amounts if the prospectus is unavailable for periods in excess of those permitted by the registration rights agreement, as described under "Registration

Rights Agreement." We intend to take the position for United States federal income tax purposes that the possibility that holders of the notes will be paid such additional amounts is a remote and incidental contingency as of the issue date of the notes within the meaning of applicable Treasury regulations. Accordingly, any payments of additional amounts should be taxable to U.S. holders as additional ordinary income when received or accrued, in accordance with their method of tax accounting. Our determination that the payment of additional amounts is a remote and incidental contingency is binding upon all holders of the notes, unless a holder properly discloses to the IRS that it is taking a contrary position.

     U.S. holders should consult their tax advisors concerning the appropriate tax treatment of the payment of any additional amounts with respect to the notes.

  DISTRIBUTIONS ON COMMON STOCK

     If, after a U.S. holder converts a note into our common stock, we make distributions on our common stock, the distributions will constitute dividends taxable to the holder as ordinary income for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. If a U.S. holder is an individual and receives a distribution that is treated as a dividend, recently enacted legislation generally reduces the maximum tax rate to 15%. However, there are several exceptions and restrictions regarding the availability of the reduced tax rates, such as restrictions relating to (1) the U.S. holder's holding period of stock on which the dividends are received, (2) such holder's obligation, if any, to make related payments with respect to positions in substantially similar or related property, and (3) amounts the U.S. holder takes into account as investment income under section 163(d)(4)(B) of the Code. The reduced rates apply only to dividends received on or before December 31, 2008. Individuals should consult their tax advisors regarding the extent, if any, to which any exceptions and restrictions may apply to their particular factual situation.

     To the extent that a U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder's tax basis in the shares of common stock. Any such distributions in excess of the U.S. holder's tax basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, distributions on our common stock constituting dividends paid to holders that are United States corporations will qualify for the dividends received deduction.

  ADJUSTMENT OF CONVERSION PRICE

     Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. holders of common stock. Generally, a U.S. holder's tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion rate of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders, taxable as described above.

  SALE OF COMMON STOCK

     Upon the sale or exchange of common stock a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such U.S. holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the common stock is more than one year at the time of the sale or exchange. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. A U.S. holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "-- Conversion of the Notes." The deductibility of capital losses is subject to limitations.

     If a U.S. holder is an individual, recently enacted legislation generally reduces the maximum tax rate on such long-term capital gain to 15%. However, there are exceptions to the reduced rates, including an exception for amounts the U.S. holder takes into account as investment income under section 163(d)(4)(B) of the Code. The reduced rates apply only to tax years beginning on or before December 31, 2008. Moreover, if such holder previously received, with respect to such stock, one or more dividends that were taxed at the reduced rate described above under "-- Distributions on Common Stock" any capital loss on a subsequent disposition of the stock will, regardless of such holder's holding period, be treated as long-term capital loss to the extent that the previous dividends were extraordinary dividends within the meaning of section 1059(c) of the Code. Individuals should consult their tax advisors regarding the extent, if any, to which any exceptions may apply to their particular factual situation.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of interest or dividends made by us on, or the proceeds of sale or other disposition of, the notes or our common stock may be subject to information reporting and U.S. federal backup withholding tax at the applicable statutory rate if the recipient of those payments fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, if any, or will be otherwise refundable, provided the required information is furnished to the IRS.

NON-U.S. HOLDERS

  TAXATION OF INTEREST

     Interest paid by us to non-U.S. holders will not be subject to United States federal income or withholding tax provided the interest qualifies as portfolio interest. Interest on a note will generally qualify as portfolio interest if:

     - interest paid on the note is not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States;

     - such non-U.S. holder does not actually or by attribution own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

     - such non-U.S. holder is not a controlled foreign corporation for United States federal income tax purposes that is related to us, actually or by attribution, through stock ownership;

     - such non-U.S. holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code; and

     - the certification requirements, as described below, are satisfied.

     To satisfy the certification requirements referred to above, either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our agent, as applicable, that such owner is a non-U.S. person and must provide such owner's name and address, and TIN, if any, or (2) a securities clearing

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organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, referred to as a "Financial Institution," and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our agent, as applicable, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is a non-U.S. person and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). Special certification rules apply for notes held by foreign partnerships and other intermediaries. The beneficial owner must inform us or our agent, as applicable, or the financial institution, as applicable, within 30 days of any change in information on the owner's statement.

     If interest on the note is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder, although exempt from United States federal withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. holder. In order to claim an exemption from withholding tax, such a non-U.S. holder will be required to provide us with a properly executed IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that the holder is a non-U.S. person and the interest is effectively connected with the holder's conduct of a U.S. trade or business and is includable in the holder's gross income. In addition, if such non-U.S. holder engaged in a U.S. trade or business is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

     Interest on notes not effectively connected with a United States trade or business and not excluded from United States federal withholding tax under the "portfolio interest" exception described above generally will be subject to withholding at a 30% rate, except where a non-U.S. holder can claim the benefits of an applicable tax treaty to reduce or eliminate such withholding tax and demonstrates such eligibility to us and the IRS.

  CONVERSION OF THE NOTES

     A non-U.S. holder generally will not be subject to United States federal withholding tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash (including cash in lieu of a fractional share of common stock) upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "-- Sale, Exchange or Redemption of the Notes or Common Stock" below.

  ADJUSTMENT OF CONVERSION PRICE

     The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. See "-- U.S.
Holders -- Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of United States federal income tax on dividends in respect of common stock.

  DISTRIBUTIONS ON COMMON STOCK

     Distributions on common stock will constitute a dividend for United States federal income tax purposes to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles. Dividends paid on common stock held by a non-U.S. holder will be subject to United States federal withholding tax at a rate of 30% (or lower treaty rate, if applicable)

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unless the dividend is effectively connected with the conduct of a United States trade or business by the non-U.S. holder and, if required by an applicable treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States, in which case the dividend will be subject to United States federal income tax on net income in the manner applied to U.S. persons generally (and with respect to corporate holders under certain circumstances, the branch profits tax). A non-U.S. holder may be required to satisfy certain requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

     As more fully described under "Registration Rights Agreement," upon the occurrence of certain enumerated events, we may be required to pay additional amounts which may be subject to United States federal income and withholding tax.

  SALE, EXCHANGE OR REDEMPTION OF THE NOTES OR COMMON STOCK

     A non-U.S. holder of a note or common stock will generally not be subject to United States federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless (1) such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (2) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), or (3) we are a United States real property holding corporation under the "FIRPTA" rules adopted in 1980.

     Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we are currently a United States real property holding corporation or that we will become one in the future. If we nevertheless did become a United States real property holding corporation then, among other circumstances, an exemption would generally apply (1) to the sale of notes by a non-U.S. holder if such non-U.S. holder at no time actually or constructively owned more than 5% of the outstanding notes, or notes having a fair market value greater than the fair market value of 5% of our outstanding common stock, assuming our common stock is at all times regularly traded on an established securities market, as prescribed by regulations, and (2) to the sale of common stock by a non-U.S. holder if such non-U.S. holder at no time actually or constructively owned more than 5% of our outstanding common stock, assuming our common stock is at all times regularly traded on an established securities market, as prescribed by regulations.

  U.S. FEDERAL ESTATE TAX

     A note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) generally will be included in such individual's estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, we must report annually to the IRS and to each non-U.S. holder
(1) any interest or dividend that is subject to withholding, or that is exempt from United States withholding tax pursuant to a tax treaty and (2) any payments of portfolio interest. Copies of these information returns may also be

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made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

     Generally, information reporting and backup withholding of United States federal income tax at the applicable rate may apply to payments made by us or our agent to a non-U.S. holder if such holder fails to make the appropriate certification that the holder is a non-U.S. person or if we or our agent has actual knowledge or reason to know that the payee is a U.S. person.

     Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. broker or of a foreign broker that is a "controlled foreign corporation" within the meaning of the Code, a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the United States, or, in certain cases, a foreign partnership will be subject to information reporting requirements, but not backup withholding, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. holder. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge or reason to know that the payee is a U.S. holder.

     Payments of the proceeds of a sale of a note or common stock to or through the United States office of a broker will be subject to information reporting and possible backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of a note or common stock will be allowed as a credit against such holder's United States federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

     The preceding discussion of certain United States federal income and estate tax consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to particular tax consequences to you of purchasing, holding and disposing of the notes and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                          CERTAIN ERISA CONSIDERATIONS

     The following is a summary of certain considerations associated with the acquisition and/or holding of the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "assets" of such plans, accounts and arrangements (each, a "Plan").

GENERAL FIDUCIARY MATTERS

     ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation with respect to the assets of an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

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     In considering an investment in the notes with assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

PROHIBITED TRANSACTION ISSUES

     Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities that are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition, holding and/or conversion of notes by (or with the assets of) an ERISA Plan with respect to which Halliburton is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 75-1 respecting transactions with broker-dealer parties in interest acting as principals or agents, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

     Governmental plans and certain church plans and non-U.S. plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of
Section 4975 of the Code, may nevertheless be subject to Similar Laws.

     Because of the foregoing, the notes should not be acquired or held by any person investing assets of any Plan, unless such acquisition, holding and/or conversion will not constitute a non-exempt prohibited transaction under ERISA and the Code or a violation of any applicable Similar Laws.

REPRESENTATION

     Accordingly, by acceptance of any note (or an interest therein), each holder and subsequent transferee of a note will be deemed to have represented and warranted that either (1) no portion of the assets used by such holder or transferee to acquire and hold the notes (or an interest therein) constitutes assets of any Plan or (2) the acquisition, holding and conversion of the notes by such purchaser or transferee or the redemption of the notes by Halliburton will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

     The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition, holding and/or conversion of the notes.

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                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the common stock issuable upon conversion of the notes offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock issuable upon conversion of the notes will be the purchase price of the notes or common stock issuable upon conversion of the notes less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of notes or common stock to be made directly or through agents.

     The notes and the common stock issuable upon conversion of the notes may be sold from time to time to purchasers:

     - directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successor; or

     - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the common stock issuable upon conversion of the notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock issuable upon conversion of the notes may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. As a result, any profits on the sale of the notes and the common stock issuable upon conversion of the notes by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934. If the notes and the common stock issuable upon conversion of the notes are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The notes and the common stock issuable upon conversion of the notes may be sold in one or more transactions at:

     - fixed prices;

     - prevailing market prices at the time of sale;

     - prices related to such prevailing market prices;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the notes and common stock issuable upon conversion of the notes may be listed or quoted at the time of the sale;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market;

     - through the writing and exercise of options, whether such options are listed on an options exchange or otherwise; or

     - through the settlement of short sales.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
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     In connection with the sales of the notes and the common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes or the common stock issuable upon conversion of the notes in the course of hedging their positions. The selling securityholders may also sell the notes and common stock issuable upon conversion of the notes short and deliver notes and the common stock issuable upon conversion of the notes to close out short positions, or loan or pledge notes or the common stock issuable upon conversion of the notes to broker-dealers that in turn may sell the notes and the common stock issuable upon conversion of the notes.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock issuable upon conversion of the notes by the selling securityholders.

     Our common stock trades on the New York Stock Exchange under the symbol "HAL." We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors -- Risks Relating to the Notes -- There is no trading market for the notes and there may never be one."

     There can be no assurance that any selling securityholder will sell any or all of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the common stock issuable upon conversion of the notes by other means not described in this prospectus. In addition, any notes or common stock issuable upon conversion of the notes covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the common stock issuable upon conversion of the notes may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock issuable upon conversion of the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

     The selling securityholders and any other person participating in the sale of notes or the common stock issuable upon conversion of the notes will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock issuable upon conversion of the notes by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock issuable upon conversion of the notes to engage in market-making activities with respect to the particular notes and the common stock issuable upon conversion of the notes being distributed. This may affect the marketability of the notes and the common stock issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock issuable upon conversion of the notes.

     We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and common stock issuable upon conversion of the notes to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

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                                 LEGAL MATTERS

     Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue opinions about certain legal matters in connection with the offering of the notes and the common stock issuable upon conversion of the notes for us.

                                    EXPERTS

     The consolidated financial statements of Halliburton Company as of December 31, 2002 and for the year then ended, have been incorporated by reference in this prospectus in reliance on the report of KPMG LLP, independent accountants, included in our Current Report on Form 8-K dated October 28, 2003, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

     The audit report covering the consolidated financial statements as of and for the year ended December 31, 2002 and included in the Current Report on Form 8-K filed on October 28, 2003 refers to a change in the composition of Halliburton's reportable business segments in 2003. The amounts in the 2002, 2001 and 2000 consolidated financial statements related to reportable business segments have been restated to conform to the 2003 composition of reportable segments.

CHANGE IN INDEPENDENT AUDITORS

     The consolidated financial statements of Halliburton for December 31, 2001 and 2000 incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto.

     On April 17, 2002, we dismissed Arthur Andersen LLP as our independent auditors and engaged KPMG LLP to serve as our independent auditors for the year ended December 31, 2002. The Arthur Andersen dismissal and the KPMG LLP engagement were approved by our board of directors upon the recommendation of our audit committee.

     Arthur Andersen's reports on our consolidated financial statements for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

     During the fiscal year ended December 31, 2001 and through April 17, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to Arthur Andersen's satisfaction would have caused Arthur Andersen to make a reference to the subject matter in connection with Arthur Andersen's report.

     Arthur Andersen ceased to practice before the SEC effective August 31, 2002. Because of Arthur Andersen's current financial position, you may not be able to recover against Arthur Andersen for any claims you may have under securities or other laws as a result of Arthur Andersen's activities during the period in which it acted as our independent public accountants.

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